

CURTISS-WRIGHT

2022 ANNUAL REPORT

PRECISION & PERFORMANCE

DELIVERING ON OUR 'PIVOT TO GROWTH' STRATEGY

Headquartered in Davidson, N.C., Curtiss-Wright Corporation is a global integrated business that provides highly engineered products, solutions and services mainly to Aerospace & Defense markets, as well as critical technologies in demanding Commercial Power, Process and Industrial markets. We leverage a workforce of 8,100 highly skilled employees who develop, design and build what we believe are the best engineered solutions to the markets we serve. Building on the heritage of Glenn Curtiss and the Wright brothers, Curtiss-Wright has a long tradition of providing innovative solutions through trusted customer relationships.

4%
Growth in Sales

$2.9B
Record New Orders

17.3%
Operating Margin,
Up 30 bps YOY

11%
Growth in Diluted EPS

Amounts shown reflect 2022 results and comparisons to the prior year period; Financials are presented on an Adjusted basis unless noted. Reconciliations of Reported to Adjusted amounts are furnished at the end of this document and within the Company's earnings press release dated February 21, 2023.



INNOVATION & COLLABORATION

Accelerating growth by strategically investing in R&D and innovation, and building upon crossover technologies that leverage the strength of the combined portfolio.



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OPERATIONAL EXCELLENCE

Driving increased efficiency and continuous assessment across our global operations to generate consistent, top-quartile financial performance.



Page 06

CAPITAL ALLOCATION

Leveraging the strength of our balance sheet and strong free cash flow generation to support an efficient and disciplined capital deployment strategy.

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TO MY FELLOW SHAREHOLDERS AND EMPLOYEES

Curtiss-Wright delivered a strong operational performance in 2022 as we achieved several new financial records, including full-year sales, profitability and new orders, and our share price reached new highs. I am exceptionally proud of the team's continued resilience and agility to overcome numerous macro market challenges impacting our global operations. Our results this past year truly underscored the talent and collaboration of our team, along with the strength of our combined portfolio, as we successfully execute our Pivot to Growth strategy.

By leveraging our strong backlog, stable balance sheet and disciplined approach to capital allocation, we remain extremely well-positioned to drive long-term profitable growth and deliver continued long-term value for all stakeholders.

We have extensive manufacturing proficiency with state-of-the-art facilities supporting high-performance platforms and mission-critical applications that need precision engineering of complex, ruggedized products.

Enhancing Synergies Across the Portfolio

Curtiss-Wright has an outstanding reputation for its highly engineered products and services, long-standing customer relationships and technological leadership. We have extensive manufacturing proficiency with state-of-the-art facilities supporting high-performance platforms and mission-critical applications that need precision engineering of complex, ruggedized products, such as the photo on the cover of the Vertical Turning Lathe used in the production of our AP1000 reactor coolant pumps.

We are deeply embedded in our customers' workflows, which allows us to drive growth in new products and markets. In addition, by enhancing our collaboration of ideas and best practices, and driving a One Curtiss-Wright approach to the customer, we are well-positioned to take advantage of exciting industry growth dynamics and secular trends within our end markets. In turn, this drives inherent synergies to build upon crossover applications for our Aerospace & Defense (A&D) and Commercial technologies and further unlock value across the portfolio.

Delivering Strong 2022 Financial Results

Curtiss-Wright's strong operational performance in 2022, including our achievement of record sales and orders levels, continued operating margin expansion and double-digit growth in earnings per share, provides confidence that our strategy is working.

Adjusted sales increased 4% to a record $2.6 billion, as we overcame several macro-level headwinds, including the ongoing supply chain, rising inflation and interest rates, and a tighter labor market, as well as the headwind associated with the wind down of our AP1000 contract in China. Overall, we demonstrated solid growth in our A&D markets (66% of total sales), including the contribution from the arresting systems business acquired in mid-2022, and benefited from strong demand within our Commercial markets (34% of total sales), including Nuclear, Process and General Industrial.

Business fundamentals and underlying demand across our portfolio remained strong, as full-year orders grew 15% driven by increases in all three segments.

Adjusted operating income increased 5% to $443 million, while adjusted operating margin increased 30 basis points to a record 17.3%, reflecting our continued strong execution and the benefits of our ongoing company-wide operational excellence and newly deployed commercial excellence initiatives. The Curtiss-Wright team has efficiently managed through this inflationary environment by demonstrating solid financial discipline while making incremental investments in Research and Development (R&D) to deliver future organic growth.

Adjusted diluted earnings per share increased 11% to $8.13, reflecting our overall strong operational performance, as well as our commitment to returning capital to our shareholders through our ongoing share repurchase programs. We also generated $296 million in adjusted free cash flow, driving an adjusted free cash flow conversion of 94%. Of note, we have achieved more than 100% adjusted free cash flow conversion in nine of the past ten years.

Business fundamentals and underlying demand across our portfolio remained strong, as full-year orders grew 15% driven by increases in all three segments. Our robust and growing order book, particularly within our A&D markets, resulted in a record backlog of $2.6 billion, and provides confidence in our future growth outlook.

Disciplined Capital Allocation Strategy

We continue to generate strong cash flow and maintain a healthy balance sheet to support our disciplined approach to capital allocation which dedicates resources to the highest and best use to improve shareholder value. As we stated at our 2021 investor day, high-quality acquisitions that strategically enhance our portfolio have been and will continue to remain our

highest priority for capital allocation under our Pivot to Growth strategy. In 2022, we grew our portfolio by welcoming two new businesses into Curtiss-Wright. We also maintained steady distributions to our shareholders in 2022, which followed record annual share repurchase of $350 million in 2021. In addition, we increased our dividend for the 6th straight year, as we maintain steady increases in alignment with our long-term sales growth. With our continued focus on working capital and resulting strong free cash flow generation, we concluded 2022 with approximately $1.7 billion of borrowing capacity, providing the financial flexibility that will enable us to pursue our long-term growth strategies.

Looking Ahead with Confidence

As always, I would like to thank our approximately 8,100 employees for their steadfast commitment to driving yet another strong and successful year for Curtiss-Wright. We remain actively engaged with our workforce to strengthen the overall employee experience, including enhanced training programs, the roll-out of a new Human Capital Management System and a redesign of our safety portal, while continuing to encourage a collegial and inclusive workplace. In addition, we have maintained a strong commitment to positive environmental, social and governance (ESG) related business practices, and continue to take the necessary steps to compile our utility data across our global operations to share our energy baseline.

While it will take another strong team effort in 2023, we have line of sight to achieve the three-year financial targets established at our 2021 Investor Day, which includes a minimum of a 5% compound annual growth rate (CAGR) in revenue, operating income growth in excess of revenue growth, while not losing sight of our focus on maintaining top quartile performance; an EPS CAGR above 10%; and our strong focus on free cash flow with an average conversion rate north of 110%.

We look forward to continuing to execute on our Pivot to Growth strategy and delivering tremendous, long-term value to all of our stakeholders.



LYNN M. BAMFORD
Chair and Chief Executive Officer

INNOVATION & COLLABORATION



Curtiss-Wright is well known for its technical innovations and tackling the most difficult of engineering problems. We strive to build upon our established market share positions in our key end markets by strategically investing in R&D to drive innovation while continuing to ensure Curtiss-Wright's technology leadership and alignment with industry growth dynamics and key secular trends.

Through our Innovation Operating System, we are heightening the visibility of our efforts and ensuring the continuous funneling of new ideas across the organization. In many ways, our efforts to drive innovation encourage collaboration across our businesses, while creating new opportunities to provide unique solutions to our customers.

Our efforts to drive innovation encourage collaboration across our businesses while creating new opportunities to provide unique solutions to our customers.

We look to build upon crossover technologies that leverage our deep customer relationships and the breadth of our technology, and also strengthen our combined portfolio of Aerospace & Defense and Commercial businesses. As we leverage our expertise in these technologies, we also maximize our return on investment across our portfolio. In 2022, we achieved numerous crossover technology wins across the portfolio where, for example, we continue to take advantage of shifts in the development of commercial technologies that are transitioning at a faster rate

into the defense space, which not only provides opportunities for revenue growth, but also the potential for further operating margin expansion.

We would like to highlight several examples of our innovative ideas and continued collaboration that are greatly contributing to our already strong order book and are expected to provide opportunities to generate long-term profitable growth for years to come.

One of those examples is our electro-mechanical actuation technology, which was originally developed for industrial applications, and is now driving new business in our A&D markets. We recently secured a key

Curtiss-Wright employees brief CEO Lynn Bamford on the performance and efficiency of an AP1000® Reactor Coolant Pump from the test loop control room.



win supporting the new Enduring Shield ground-based launcher system from Dynetics for the U.S. Army.

In commercial aerospace, we secured first-of-a-kind wins for our actuation technology with Airbus in 2022, expanding our footprint on the future A350F aircraft, as well as innovative technology on their UpNext demonstrator project. Elsewhere, innovation in our sensors technology has led to the development of cutting-edge, high reliability products to improve system performance within more extreme temperature areas of engines.

Building on our long-standing commercial and industrial capabilities for our surface treatment applications, we have developed a critical laser peening application on the F-35 program to strengthen the aircraft's frame without adding any additional material or weight.

In defense electronics, we are consistently directing investments in R&D to ensure that Curtiss-Wright remains a leading supplier of innovative solutions to the Aerospace & Defense Industry. Through close partnerships with government and industry, and in alignment with leading technical standards, our rugged commercial-off-the-shelf (COTS) technologies are helping to shape the development of innovative open standards to enable new capabilities, while helping to modernize military platforms rapidly and cost-effectively with solutions that adhere to the DoD's mandate for solutions based on the Modular Open Systems Approach (MOSA).

Outside of defense, there are significant opportunities emerging for Generation IV Advanced and Small Modular Reactor (SMRs), which could provide tremendous upside for Curtiss-Wright's commercial nuclear business. In 2022, we announced a strategic agreement with X-energy to provide three critical systems for their new Xe-100 advanced SMR, which was achieved through strong collaboration across many teams within Curtiss-Wright. We are working with numerous advanced and small modular reactor designers to gain a foothold and deliver Curtiss-Wright's innovative safety-critical solutions to this market.

Finally, we are leveraging our canned motor pump expertise, developed for the commercial nuclear market with our reactor coolant pumps on the Westinghouse AP1000® reactor, to now develop a unique cross-over application for the subsea pumping market with our innovative seawater injection pump, as shown in the upper right, which is expected to drive improved efficiency and reliability in subsea oil and gas production.

These are only but a few of the many exciting technical innovations and collaborative efforts that will drive enormous value to our customers and ensure that Curtiss-Wright remains well-positioned for long-term growth.



Seawater Injection Pump

Curtiss-Wright's innovative seawater injection pump brings "topside-less" pumping to the subsea oil and gas market, combining decades of canned motor pump experience with advanced sea water lubricated bearings. It is expected to provide long maintenance-free service life while eliminating the need for expensive oil platform based barrier fluid systems.

OPERATIONAL EXCELLENCE

Under our Pivot to Growth Strategy, we have continued to build upon our strong track record of operational and financial excellence, and have refocused our efforts to realize efficiencies necessary to deliver profitable growth. Our recent results for 2022 reflect this continued strong execution as well as the benefits of our ongoing company-wide operational excellence and newly deployed commercial excellence initiatives.

Leveraging the Operational Growth Platform

Since its rollout, our Operational Growth Platform, or OGP, as shown on the right, has provided greater management focus, attention, and energy to enhance growth across the portfolio, from reinvigorating innovation and opportunities for investment to providing new opportunities in commercial excellence. It has also provided opportunities to improve business development, sales and engineering collaboration to capture new growth vectors where a solution may not currently exist.

We generated strong margin expansion of more than 800 basis points in the past nine years and achieved a 17.3% adjusted operating margin in 2022.

As a result, our efforts in these areas provide us continued opportunities for long-term growth and increased efficiency, which could free up money to cover acquisition integration costs, be further distributed to research and development investments, or result in margin expansion, but these will be focused and purposeful investment decisions.

We continue to drive our efficient processes and dedication to operational excellence with the same level of commitment and vigor that this team has demonstrated historically where, for example, we generated strong margin expansion of more than 800 basis points in the past nine years and achieved a 17.3% adjusted operating margin in 2022. In addition, we developed a new continuous assessment process to measure our performance in each element of the OGP to help us drive operational excellence and growth.

This past year, nearly all Curtiss-Wright business units completed their self-assessments and were measured on various Key Performance Indicators or KPIs used to ensure performance to the highest standards of operational excellence. A multi-functional team audited the highest-scoring business units to identify best practices, validate the assessment tool and ensure compliance which, in turn, will lead to the development of action plans and training programs to encourage knowledge transfer to build upon best practices, and improve KPI's across the organization.

Driving Commercial Excellence

We are also raising the bar in operational improvements. The team is dedicated to driving Commercial Excellence initiatives which have been instituted across all of our businesses to help identify and implement opportunities in pricing to combat the cost impact of inflation, rising interest rates, supply chain disruption and other macro pressures, while also providing opportunities to improve our working capital, and ultimately, our free cash flow generation.

In early 2021, we conducted vast training across our financial leadership on contract management, well in advance of the current macro pressures impacting our operations. This program helped to educate our leaders on strengthening contract terms and negotiations with our customers. During 2022, we continued to raise prices for our products and services, properly


Collaboration
ACHIEVE
PLAN
Strategy
& M&A
Top
Quartile
Innovation
Business
Optimization
CUSTOMER
EXPERIENCE
BD, Sales &
Marketing
Talent
LEAN
Commercial
Excellence
DRIVE
WIN
Shareholder Value

Operational Growth Platform (OGP)



Above: Curtiss-Wright employees discuss the performance of the hydraulic controls for a Horizontal Boring Machine used to manufacture our critical pump technology.

Below: We provide technology that requires the highest levels of quality and precision in the manufacturing process, such as our generator and pump rotor shafts used in machinery supplied to the naval defense and commercial nuclear markets.


M150
MILLTURN
WFL

We developed a new continuous assessment process to measure our performance in each element of the OGP to help us drive operational excellence and growth.

recognizing the customer value proposition in our offering, while conducting high-level, open and transparent discussions with our suppliers, to ensure a stable and accurate foundation. We also utilized measurement tools and real-time analysis of our operations to help improve our results. Meanwhile, our efforts in contract excellence have already begun to drive further improvements in working capital and efficiency in financing.

Looking ahead, we remain confident that our company-wide operational and commercial excellence initiatives will continue to drive efficiency and operating margin expansion for Curtiss-Wright as we execute on our Pivot to Growth strategy.

CAPITAL ALLOCATION

At Curtiss-Wright, we remain deeply committed to the profitable growth of our business. Through this growth and a continued focus on working capital management, we will drive robust free cash flow generation, and a strong and healthy balance sheet to fuel a disciplined and balanced capital allocation strategy.

Since 2016, we have deployed approximately $3.4 billion towards capital allocation through a combination of high-quality strategic acquisitions, consistent returns to shareholders, and operational investments (including Capital Expenditures or CapEx) to grow the business. As stated at our 2021 investor day, our capital allocation is a critical component of our Pivot to Growth strategy. We remain confident in our ability to deliver upon this strategy in the years ahead.

We are continually investing the necessary capital and resources to support our growth initiatives across the portfolio and to drive improved efficiency in our operations.

Bolstering the Portfolio

We have a strong track record of successful acquisitions and a team that is very good at integration. We have supplemented our existing portfolio with critical adjacent technologies to enhance our customer offering, with six of our past eight transactions primarily serving our A&D markets. We utilize a stringent diligence process to identify properties that fit the mold with the right strategic and financial fit to help grow our top- and bottom-line faster, and drive long-term accretion to our financial metrics. During 2022, we completed two acquisitions for a total of $282 million, including

Safran's aerospace arresting systems business and Keronite Group Limited. We expect these acquisitions to yield significant opportunities for profitable growth and support Curtiss-Wright's long-term financial objectives.

In June 2022, we completed the acquisition of Safran's aerospace arresting systems business for approximately $249 million, which operates within our Naval & Power segment. The arresting systems business is a market leading supplier of mission-critical, fixed-wing military aircraft arresting systems, with a tremendous installed base of more than 5,000 systems globally, demonstrating steady growth in both aftermarket and OEM revenues. The acquisition expands our overall aftermarket sales while boosting our international military exposure with contracts awarded by the UAE, France, Japan, and many other countries. Their key products include hook cable systems, net stanchion systems and mobile systems, for landing aircraft on airstrips or aircraft carrier decks. In addition, their safety systems have a strong alignment to and are a logical adjacency with Curtiss-Wright's



existing helicopter landing and recovery systems, and the combination provides an opportunity to leverage our combined, long-standing relationships with leading defense customers supporting critical defense platforms. The arresting systems business is well-positioned to deliver solid top-line growth and the integration has been going extremely well.

In November 2022, we added Keronite Group Limited (Keronite) for approximately $34 million, which operates within our Aerospace & Industrial segment. Keronite is a leading provider of Plasma Electrolytic Oxidation (PEO) surface treatment applications offering corrosion protection, wear resistance, thermal protection and electrical insulation for the defense, commercial aerospace and industrial vehicle markets, as well as coatings used in the semiconductor manufacturing process. PEO enhances the performance characteristics of materials by producing ceramic layers on the surface of light alloys, such as aluminum, magnesium & titanium, in a more environmentally-friendly manner. This acquisition increases the breadth of our surface treatment services portfolio with complementary coatings technologies recognized for their critical performance in severe service environments.

Consistent Distributions to our Shareholders

We remain committed to driving returns to our shareholders and believe an active share repurchase program is the most effective method. Over the past seven years, we have repurchased approximately $1 billion in shares and reduced our share count by 8.9 million shares. This includes the highest level of annual share repurchases in Curtiss-Wright's history with $350 million completed in 2021, as we opportunistically

deployed our capital to buybacks, followed by another $50 million in 2022. We expect to repurchase at least $50 million in shares in 2023.

In 2022, we also increased our dividend for the sixth straight year, up 6% year-over-year, continuing our consistent pace of dividend increases in alignment with our long-term sales growth.

Investing in our Future Growth

We are continually investing the necessary capital and resources to support our growth initiatives across the portfolio and to drive improved efficiency in our operations.

Our goal is to maintain top quartile CapEx spending levels at an average of 2% of total sales over time, and we typically spend two-thirds on growth & efficiency and the remaining one-third on maintenance investments.

In 2022, given some of the supply chain challenges, we finished below our long-term average, but in 2023, we expect a bigger shift towards our Organic Growth & Efficiency as we ramp up our engineering and production resources to a more normalized level of investment.

Overall, we remain proud of our strong balance sheet, continued focus on working capital and free cash flow generation to support our disciplined approach to capital allocation and drive long-term shareholder value.




Left: Our cable arresting systems provide tailhook equipped military aircraft with proven and innovative technology for safely capturing and arresting aircraft, as shown here on the Ford-class aircraft carrier where our critical braking sub-systems are used in the Advanced Arresting Gear system.

Right: As a world leader in emergency arresting systems for military aircraft, Curtiss-Wright's PortArrest® P-IV ESCO mobile system was used during testing on a F-35 at Edwards Air Force Base. The system is designed to support rapid deployment and facilitate aircraft recovery on permanent or temporary runways.

SEGMENT FINANCIAL INFORMATION

As Reported; Years ended December 31 (Dollars in millions, except percentages; unaudited)

SALES		2022		2021	CHANGE
Aerospace & Industrial	$	**836.0**	$	786.3	6%
Defense Electronics		**690.3**		724.3	(5%)
Naval & Power		**1,030.7**		995.3	4%
Total Sales	$	**2,557.0**	$	2,505.9	2%

OPERATING INCOME (EXPENSE)					
Aerospace & Industrial	$	**137.0**	$	121.8	12%
Defense Electronics		**154.6**		159.1	(3%)
Naval & Power		**177.6**		141.7	25%
Total Segments	$	**469.1**	$	422.6	11%
Corporate and Other		**(45.7)**		(39.9)	(15%)
Total Operating Income	$	**423.4**	$	382.7	11%

OPERATING MARGINS		
Aerospace & Industrial	**16.4%**	15.5%
Defense Electronics	**22.4%**	22.0%
Naval & Power	**17.2%**	14.2%
Segment Margins	**18.3%**	16.9%
Total Operating Margins	**16.6%**	15.3%

Note: Amounts may not add to the total due to rounding.

HISTORICAL FINANCIAL PERFORMANCE

As Reported; Years ended December 31 (Dollars and shares in millions, except percentages and per share data; unaudited)

PERFORMANCE	2022	2021	2020
Net Sales	$ 2,557.0	$ 2,505.9	$ 2,391.3
Operating Income	$ 423.4	$ 382.7	$ 288.8
Operating Margin	16.6%	15.3%	12.1%
Net Earnings	$ 294.3	$ 267.2	$ 201.4
EARNINGS PER SHARE			
Basic	$ 7.67	$ 6.61	$ 4.83
Diluted	$ 7.62	$ 6.58	$ 4.80
Dividends Per Share	$ 0.75	$ 0.71	$ 0.68
YEAR-END FINANCIAL POSITION			
Return on Invested Capital [1]	11.2%	10.8%	9.2%
New Orders	$ 2,942.5	$ 2,590.5	$ 2,321.5
Backlog	$ 2,622.7	$ 2,228.9	$ 2,163.8
Working Capital as % of Sales [2]	25.8%	23.1%	23.0%
Total Assets	$ 4,449.6	$ 4,103.5	$ 4,021.3
Total Debt	$ 1,254.4	$ 1,050.6	$ 1,058.3
Stockholder's Equity	$ 1,992.1	$ 1,826.5	$ 1,787.6
OTHER YEAR-END DATA			
Cash Flow from Operations	$ 294.8	$ 387.7	$ 261.2
Capital Expenditures	$ 38.2	$ 41.1	$ 47.5
Free Cash Flow [3]	$ 256.6	$ 346.6	$ 213.7
EBITDA	$ 535.5	$ 497.1	$ 404.8
Depreciation & Amortization	$ 112.0	$ 114.4	$ 115.9
Shares of Stock Outstanding at December 31	38.3	38.5	40.9
Number of Registered Shareholders [4]	2,653	2,785	2,977
Number of Employees [4]	8,101	7,813	8,173

Note: Amounts may not add due to rounding.
(1) Return on invested capital is equal to net operating profit after-tax over two-year average net debt plus equity.
(2) Working capital is equal to accounts receivable plus inventory minus accounts payable, deferred income and deferred development costs, and excludes first year impact from acquisitions.
(3) Free cash flow is defined as cash flow from operations less capital expenditures.
(4) Actual number, not in millions.

DIRECTORS

LYNN M. BAMFORD

Chair and Chief Executive Officer
of Curtiss-Wright Corporation

DAVID C. ADAMS

Former Chair and Chief Executive Officer
of Curtiss-Wright Corporation;
Director, Snap-On Incorporated

DEAN M. FLATT

Former President and Chief Operating Officer of
Honeywell International's Defense and Space Business;
Director, Ducommun, Inc.

S. MARCE FULLER

Former President and Chief Executive Officer of Mirant
Corporation (formerly known as Southern Energy, Inc.)

BRUCE D. HOECHNER

Former President and Chief Executive Officer
of Rogers Corporation; Director, Rogers Corporation
and Ingevity Corporation

GLENDA J. MINOR

Chief Executive Officer and Principal of
Silket Advisory Services; Director, Albemarle Corporation
and Schnitzer Steel Industries, Inc.

ANTHONY J. MORACO

Former Chief Executive Officer and Director of Science
Applications International Corporation (SAIC)

JOHN B. NATHMAN

Admiral, U.S. Navy (Ret.), Former Vice Chief of
Naval Operations

ROBERT J. RIVET

Former Executive Vice President, Chief Operations and
Administrative Officer of Advanced Micro Devices, Inc.

PETER C. WALLACE

Former Chief Executive Officer and Director
of Gardner Denver Inc.; Director, Applied Industrial
Technologies, Inc. and Rogers Corporation

OFFICERS

LYNN M. BAMFORD

Chair and Chief Executive Officer

K. CHRISTOPHER FARKAS

Vice President and Chief Financial Officer

KEVIN M. RAYMENT

Vice President and Chief Operating Officer

PAUL J. FERDENZI

Vice President, General Counsel, and Corporate
Secretary

ROBERT F. FREDA

Vice President and Treasurer

GARY A. OGILBY

Vice President and Corporate Controller

JOHN C. WATTS

Vice President of Strategy and Corporate Development

CURTISS – WRIGHT

PRECISION & PERFORMANCE

2022 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File Number 1-134

CURTISS-WRIGHT CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	**13-0612970**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

130 Harbour Place Drive, Suite 300
Davidson, North Carolina   **28036**
(Address of principal executive offices)   **(Zip Code)**

Registrant's telephone number, including area code: (704) 869-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CW	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐

Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting Common stock held by non-affiliates of the Registrant as of June 30, 2022 was approximately $4.5 billion.

The number of shares outstanding of the Registrant's Common stock as of January 31, 2023:

Class	Number of shares
Common stock, par value $1 per share	38,274,724

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of the Registrant with respect to the 2023 Annual Meeting of Stockholders to be held on May 4, 2023 are incorporated by reference into Part III of this Form 10-K.

INDEX TO FORM 10-K

PART I

PART II

PART III

PART IV

PART I

<u>FORWARD-LOOKING STATEMENTS</u>

Except for historical information, this Annual Report on Form 10-K may be deemed to contain "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to: (a) projections of or statements regarding return on investment, future earnings, interest income, sales, volume, other income, earnings or loss per share, growth prospects, capital structure, liquidity requirements, and other financial terms, (b) statements of plans and objectives of management, (c) statements of future economic performance and potential impacts from COVID-19, including the impacts to supply and demand, the impact of significant inflation, higher interest rates or deflation, and measures taken by governments and private industry in response, (d) statements of future economic performance and potential impacts due to the conflict between Russia and Ukraine, (e) the effect of laws, rules, regulations, new accounting pronouncements, and outstanding litigation on our business and future performance, and (f) statements of assumptions, such as economic conditions underlying other statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as "anticipates," "believes," "continue," "could," "estimate," "expects," "intend," "may," "might," "outlook," "potential," "predict," "should," "will," as well as the negative of any of the foregoing or variations of such terms or comparable terminology, or by discussion of strategy. No assurance may be given that the future results described by the forward-looking statements will be achieved. While we believe these forward-looking statements are reasonable, they are only predictions and are subject to known and unknown risks, uncertainties, and other factors, many of which are beyond our control, which could cause actual results, performance or achievement to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. In addition, other risks, uncertainties, assumptions, and factors that could affect our results and prospects are described in this report, including under the heading "Item 1A. Risk Factors" and elsewhere, and may further be described in our prior and future filings with the Securities and Exchange Commission and other written and oral statements made or released by us. Such forward-looking statements in this Annual Report on Form 10-K include, without limitation, those contained in Item 1. Business, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8. Financial Statements and Supplementary Data, including, without limitation, the Notes to Consolidated Financial Statements.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date they were made, and we assume no obligation to update forward-looking statements to reflect actual results or changes in or additions to the factors affecting such forward-looking statements.

Item 1. Business.

BUSINESS DESCRIPTION

Curtiss-Wright Corporation along with its subsidiaries (we, the Corporation, or the Company) is a global integrated business that provides highly engineered products, solutions, and services mainly to aerospace & defense (A&D) markets, as well as critical technologies in demanding commercial power, process, and industrial markets. We expect that the diversification and breadth of our portfolio should improve our competitive positions in our core markets, mitigate the impact of business cycles or economic volatility, and allow us to drive growth in new products and markets. We believe we are well positioned in the markets in which we operate as we seek to leverage and build upon our critical mass to expand our global engineering, sales, support and manufacturing footprint. We also have inherent synergies with significant potential to build upon crossover applications for our defense and commercial technologies that leverage our teams' collaborative efforts and the strength of our combined portfolio.

Curtiss-Wright maintains a unique presence on high-performance platforms and critical applications that require our technical sophistication and benefit from decades of engineering expertise and knowledge transfer. Curtiss-Wright has been involved in a number of "firsts" in industry, and since the origin of many of our markets, including commercial aerospace (our history dates back to the Wright Brothers and their historical first manned flight), naval nuclear power (presence on the first nuclear naval vessel) and commercial power (where we were in the first commercial nuclear power plant). We have built upon those long-standing and deep customer relationships and are deeply embedded in our customers workflows today. We hold competitive positions in the majority of our key defense and commercial end markets through engineering and technological leadership, and precision manufacturing. As a result, Curtiss-Wright is well positioned to take advantage of industry growth dynamics and secular trends that align with our strengths in attractive end markets.

Our portfolio of highly competitive technologies is relied upon to improve safety, operating efficiency, and reliability, while meeting performance requirements in the most demanding environments. Our ability to provide mission critical, niche products and services on a cost-effective basis is fundamental to our strategy to drive increased value to our customers, which include defense prime contractors, commercial aerospace original equipment manufacturers (OEMs), and numerous energy and manufacturing companies. We compete globally, primarily based on technology and pricing.

Our Strategy

Curtiss-Wright's Pivot to Growth strategy focuses on maximizing revenue, operating income and free cash flow growth for our shareholders. It is built upon a strong foundation of operational and financial excellence where we strive for consistent growth in sales, operating margin, diluted earnings per share and free cash flow. Curtiss-Wright is differentiated because we have strength in the combined portfolio benefiting from long-term stability in our defense businesses and agility in our commercial businesses.

Our strategy is centered on a renewed drive for top-line acceleration through both organic and inorganic sales growth, building on the strengths across our A&D and commercial markets, while deepening and expanding our customer relationships by driving One Curtiss-Wright to our customers. We have continued opportunities within our Operational Growth Platform for margin expansion which allows us to maintain steady investments in research and development (R&D) to fuel both innovation and organic growth. We also utilize a strong and healthy balance sheet to implement a disciplined capital allocation strategy consisting of acquisitions as well as returns to shareholders through share repurchases and dividends, which will collectively drive long-term shareholder value.

Business Segments

We manage and evaluate our operations based on the products and services we offer and the different markets we serve. Based on this approach, we operate through three reportable segments: Aerospace & Industrial, Defense Electronics, and Naval & Power.

Our principal domestic manufacturing facilities are located in Arizona, California, New York, North Carolina, Ohio, Pennsylvania, and South Carolina, and internationally in Canada, Mexico, and the United Kingdom.

Aerospace & Industrial

Sales in the Aerospace & Industrial segment are primarily generated from the general industrial and commercial aerospace markets and, to a lesser extent, the defense markets. The businesses in this segment provide a diversified offering of highly engineered products and services including: (i.) industrial and specialty vehicle products, such as electronic throttle control devices, joysticks, and transmission shifters, (ii.) sensors, controls, and electro-mechanical actuation components used on commercial and military aircraft, and (iii.) surface technology services, such as shot peening, laser peening, and engineered coatings utilized in both commercial and defense end market applications. In the general industrial market, we have long-standing customer relationships and maintain a broad portfolio of products and services promoting efficiency, safety, reduced emission and longevity. Certain industrial businesses within our Aerospace & Industrial segment are impacted primarily by general economic conditions, which may include consumer consumption or commercial construction rates, as the nature of their products and services primarily support global industrial, commercial vehicles, medical, and transportation industries. The commercial aerospace business is primarily impacted by OEM production rates of new aircraft as well as emerging platforms such as all-electric aircraft, while the defense business is primarily impacted by government funding and spending on new programs, primarily driven by the U.S. Government. The production and service processes rest primarily within material modification, machining, assembly, and testing and inspection at commercial grade specifications. The businesses distribute products through commercial sales and marketing channels.

Defense Electronics

Sales in the Defense Electronics segment are primarily to the defense markets and, to a lesser extent, the commercial aerospace market. The defense businesses in this segment provide a diversified offering of products including: commercial off-the-shelf (COTS) embedded computing board-level modules, data acquisition and flight test instrumentation equipment, integrated subsystems, instrumentation and control systems, tactical communications solutions for battlefield network management, and electronic stabilization products. The defense businesses within our Defense Electronics segment are impacted primarily by government funding and spending, driven primarily by the U.S. Government, and supplemented by foreign defense spending (e.g. NATO countries). As a supplier of Modular Open Systems Approach (MOSA) based solutions, our products typically support government entities in the aerospace defense, ground defense, and naval defense industries. As a result, we have varying degrees of platform-level content on fighter jets, helicopters, unmanned aerial vehicles (UAVs), ground vehicles, and nuclear and non-nuclear surface ships and submarines, including a presence on more than 325 platforms and more than 3,000 programs over the past 10 years. Additionally, we provide avionics and electronics, flight test equipment, and aircraft data management solutions to the commercial aerospace market. Our defense businesses supporting government contractors typically utilize more advanced and ruggedized production and service processes compared to our commercial businesses and have more stringent specifications and performance requirements based on their support of key Department of Defense (DoD) priorities such as cyber, security and the net-centric connected battlefield. The businesses in this segment typically market and distribute products through regulated government contracting channels.

Naval & Power

Sales in the Naval & Power segment are primarily to the naval defense and power & process markets and, to a lesser extent, the aerospace defense market. For the naval defense market, we provide naval propulsion and auxiliary equipment, including main coolant pumps, power-dense compact motors, generators, steam turbines, valves, and secondary propulsion systems, primarily to the U.S. Navy. We also provide ship repair and maintenance for the U.S. Navy's Atlantic and Pacific fleets through three service centers. The naval defense businesses in this segment are primarily impacted by government funding and spending on shipbuilding programs, primarily driven by the U.S. Government, and supplemented by foreign defense spending. For the aerospace defense market, we provide aircraft arresting systems equipment including energy absorbers, retractable hook cable systems, net-stanchion systems and mobile systems to support fixed land-based arresting systems. For the power & process markets, we provide a diversified offering of products for commercial nuclear power plants and nuclear equipment manufacturers, including hardware, valves, fastening systems, specialized containment doors, airlock hatches, and spent fuel management products supporting the continued performance, safety and modernization of operating reactors. We also provide Reactor Coolant Pumps (RCPs) and control rod drive mechanisms for commercial nuclear power plants, most notably to support the Generation III+ Westinghouse AP1000 reactor design, as well as various nuclear reactor technologies supporting the deployment of Generation IV advanced Small Modular Reactors (SMRs). In addition, we furnish specialized and innovative severe-service valve technologies and services, heat exchanger repair, and piping test and isolation products to the oil and gas, chemical, petrochemical and industrial markets worldwide. The businesses in this segment are dependent upon the need for ongoing maintenance, repair and overhaul of existing power plants, as well as the construction of new power plants globally, and typically market and distribute products through regulated or government contracting channels.

OTHER INFORMATION

Certain Financial Information

For information regarding sales by geographic region, see Note 18 to the Consolidated Financial Statements contained in Part II, Item 8, of this Annual Report on Form 10-K.

In 2022, 2021, and 2020, our foreign operations as a percentage of pre-tax earnings were 39%, 27%, and 28%, respectively, adjusted for the loss on sale of our industrial valves business in Germany in 2022, along with impairments on assets held for sale related to the German industrial valves business in 2021 and 2020.

Government Sales

Our sales to the U.S. Government and foreign government end use represented 54%, 55%, and 53% of total net sales during 2022, 2021, and 2020, respectively.

In accordance with normal U.S. Government business practices, contracts and orders are subject to partial or complete termination at any time at the option of the customer. In the event of a termination for convenience by the government, there generally are provisions for recovery of our allowable incurred costs and a proportionate share of the profit or fee on the work completed, consistent with regulations of the U.S. Government. Fixed-price redeterminable contracts usually provide that we absorb the majority of any cost overrun. In the event that there is a cost underrun, the customer recoups a portion of the underrun based upon a formula in which the customer's portion increases as the underrun exceeds certain established levels.

Generally, long-term contracts with the U.S. Government require us to invest in and carry significant levels of inventory. However, where allowed, we utilize progress payments and other interim billing practices, to reduce working capital requirements. It is our policy to seek customary progress payments on certain contracts. Where we obtain such payments under U.S. Government prime contracts or subcontracts, the U.S. Government generally has control of the materials and work in process allocable or chargeable to the respective contracts. (See Notes 1, 5, and 6 to the Consolidated Financial Statements, contained in Part II, Item 8, of this Annual Report on Form 10-K).

Customers

We have hundreds of customers in the various industries that we serve. No customer accounted for more than 10% of our total net sales during 2022, 2021, or 2020.

Approximately 47% of our total net sales for 2022, 50% for 2021, and 47% for 2020 were derived from contracts with agencies of, and prime contractors to, the U.S. Government. Information on our sales to the U.S. Government, including both direct sales as a prime contractor and indirect sales as a subcontractor, is as follows:

	Year Ended December 31,		
(In thousands)	**2022**	**2021**	**2020**
Aerospace & Industrial	$ 151,528	$ 155,276	$ 156,981
Defense Electronics	548,878	600,085	470,949
Naval & Power	509,002	499,486	491,388
Total U.S. Government sales	$1,209,408	$1,254,847	$1,119,318

Patents

We own and license a number of United States and foreign patents and patent applications, which have been obtained or filed over a period of years. We also license intellectual property to and from third parties. Specifically, the U.S. Government receives licenses to our patents that are developed in performance of government contracts, and it may use or authorize others to use the technology covered by such patents for government purposes. Additionally, trade secrets, unpatented research and development, and engineering, some of which have been acquired by the company through business acquisitions, make an important contribution to our business. While our intellectual property rights in the aggregate are important to the operation of our business, we do not consider the success of our business or business segments to be materially dependent upon the timing of expiration or protection of any one or group of patents, patent applications, or patent license agreements under which we now operate.

Executive Officers

Name	Current Position	Business Experience	Age	Executive Officer Since
Lynn M. Bamford	Chair and Chief Executive Officer	Chair of the Board of Directors since May 5, 2022 and Chief Executive Officer of the Corporation since January 1, 2021. She also formerly held the title of President of the Corporation from January 1, 2021 to May 5, 2022. Prior to this, she served as President of the former Defense and Power segments of the Corporation from January 2020. She also served as Senior Vice President and General Manager of the Company's Defense Solutions and Nuclear divisions from 2018, and Senior Vice President and General Manager of the Defense Solutions division from 2013. She has held various leadership positions in the Corporation since 2004. She has been a Director of the Corporation since January 1, 2021.	59	2021
Kevin M. Rayment	Vice President and Chief Operating Officer	Vice President and Chief Operating Officer of the Corporation since April 1, 2021. Prior to this, he served as President of the Aerospace & Industrial segment (f/k/a Commercial/Industrial) of the Corporation from January 2020. He has held various leadership positions in the Corporation since 2004.	53	2021
K. Christopher Farkas	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Corporation since May 2020. Prior to this, he served as Vice President of Finance from December 2017 and served as Vice President and Corporate Controller of the Corporation from September 2014. He also served as Assistant Corporate Controller of the Corporation from May 2009.	54	2014
Paul J. Ferdenzi	Vice President, General Counsel, and Corporate Secretary	Vice President, General Counsel, and Corporate Secretary of the Corporation since March 2014. Prior to this, he served as Vice President of Human Resources of the Corporation from November 2011 and also served as Associate General Counsel and Assistant Secretary of the Corporation from June 1999 and May 2001, respectively.	55	2011
Robert F. Freda	Vice President and Treasurer	Vice President and Treasurer of the Corporation since January 2021. Prior to this, he served as Assistant Corporate Controller of the Corporation from June 2017 and also served as Director of Finance from September 2006.	55	2021
Gary A. Ogilby	Vice President and Corporate Controller	Vice President and Corporate Controller of the Corporation since May 2020. Prior to this, he served as Vice President of Finance and Administration of the Company's Surface Technologies division from November 2016. He also served as Assistant Corporate Controller of the Corporation from 2014.	41	2020
John C. Watts	Vice President of Strategy and Corporate Development	Vice President of Strategy and Corporate Development of the Corporation since May 2022. Prior to this, he served as Vice President of Strategy and Communications of the Corporation from April 2015, and as Director and Vice President of Business Development from 2006.	53	2022

Available information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statements for our annual stockholders' meetings, as well as any amendments to those reports, with the Securities and Exchange Commission (SEC). The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including our filings. These reports are also available free of charge through the Investor Relations section of our website at *www.curtisswright.com* as soon as reasonably practicable after we electronically file.

Human Capital

At the end of 2022, we had approximately 8,100 employees in more than 20 countries, 7% of which are represented by labor unions and covered by collective bargaining agreements.

Set forth below are some of the key aspects of Curtiss-Wright's human capital strategy:

Compensation Programs and Employee Benefits

Our success as an organization is ultimately dependent upon the success of our employees. As a result, we have made significant investments in order to attract, develop, and retain talented personnel, inclusive of competitive pay, equity-based compensation, benefits, training, and professional development opportunities. Notable programs offered include the following:

- Employer 401(k) matching contributions;

- Employee Stock Purchase Plan;

- Employer-sponsored health insurance;

- Tuition reimbursement program;

- Training and professional development; and

- Annual and local incentive compensation plans

In addition to the above, we also offer equity-based incentive compensation plans to certain employees through the issuance of performance share units, restricted stock units, and cash-based performance units. Our equity compensation plans ultimately act as a key lever for rewarding and retaining key employees, while also aligning the interests of our key employees and shareholders. See Note 16 to the Consolidated Financial Statements for more information regarding our equity-based compensation plans.

Talent Management

Curtiss-Wright's talent strategy is designed to maximize the full potential of our people and our business. We are focused on providing an end-to-end experience from pre-hire to retirement. This includes creating inclusive, employee-centric experiences, cultivating leadership, offering multiple development pathways and expanding the talent pipeline into and through the company.

We hold regular succession and career development reviews to ensure line of sight to talent at various levels of the organization. Succession plans are refreshed and reviewed to ensure a robust, diverse pipeline of talent and business continuity with a tight linkage to development.

We focus on accelerating learning and development of our leaders by providing a combination of experiences and education. Our New Business Leaders Program offers developmental paths for new and experienced managers seeking to refresh or build their leadership capabilities. Nearly hundreds of leaders have honed their skills leveraging various learning modalities, including virtual and in-person instructor-led, web-based training and micro-courses to support our managers. Our employee development programs are designed to strengthen employee skills that align to our current and future business needs, encourage knowledge sharing and support career progression and growth. We utilize our Leaning Management System to provide our employees online career-specific tools and resources and we also support development opportunities through educational institutions with our Tuition Assistance Program. Our early-in-career rotation program for new business leaders develops talent pipelines with both depth of skills and breadth of experiences that are critical to the company's future talent needs. Our Technical Fellows program and our Innovative Council program is uniquely designed to cultivate technical, domain expertise and collaborative thought leadership for early through advanced career levels.

As our company continues to grow, we rely on an integrated talent acquisition approach. The company strategically attracts, identifies, and onboards candidates in support of business needs and priorities. In order to accomplish our goals, we seek talent with unique perspectives, skills and experiences; maintain strategic relationships with colleges; offer a robust employee referral program; and partner with numerous diversity organizations, military organizations and trusted external partners, with a commitment to growing and supporting a diverse talent pipeline. Amidst the evolving and, at times, challenging hiring environment, we apply agile recruiting methods as we work to adapt to the changing labor marketplace and to ensure employees and candidates have an exceptional experience.

Diversity and Inclusion

Curtiss-Wright believes in a diverse and inclusive workforce, where diverse backgrounds are represented, engaged, and empowered to inspire and innovate. Discrimination is not tolerated at Curtiss-Wright. We are committed to high ethical standards and equal employment opportunities in all personnel actions without regard to race, color, religion, gender, national origin, citizenship status, age, marital status, gender identity or expression, sexual orientation, physical or mental disability, or veteran status. We maintain a Code of Conduct, an anti-harassment policy, and an equal employment opportunity policy, and provide training on these policies annually. We do business in more than 20 countries, and our employees operate across cultures, functions, language barriers, and time zones to solve the technical and logistical challenges presented by its worldwide customer base. To foster a more diverse and inclusive culture, Curtiss-Wright is focused on (1) promoting a culture of diversity and inclusion that leverages the talents of all employees, and (2) implementing practices that attract, recruit, and retain diverse top talent. Our succession plans are geared at retaining and promoting our existing employees to provide equal opportunity and access to promotion within the organization.

Health and Safety

The health and safety of our employees is a top priority for Curtiss-Wright. We take steps to ensure that we comply with applicable legal, regulatory, and other requirements in all material respects related to preventing pollution, injury, and ill health, and employ industry-leading, technologically sound, and economically feasible control mechanisms, procedures, and processes. In addition, we provide training, education, safety monitoring and auditing, and health-awareness programs in our offices and factories. We track total recordable rate (TRR) and days away, restriction and transfer rate (DART) for all sites worldwide. Senior executives provide monthly reporting to the Chief Executive Officer (CEO) and Chief Operating Officer (COO) on their safety statistics, and are accountable and compensated based on their safety record. For the year ended December 31, 2022, our TRR and DART rates were 1.69 and 1.04, respectively. For the year ended December 31, 2021, our TRR and DART rates were 1.49 and 0.99, respectively.

Ethics and Integrity

Curtiss-Wright is deeply committed to ensuring that all of its employees conduct business with the highest levels of ethics and integrity and to complying with all laws and regulations applicable to Curtiss-Wright's businesses. To support and articulate our commitment and responsibility in this regard, Curtiss-Wright has adopted a Code of Conduct (the "Code"). The Code addresses several topics, including conflicts of interest, safeguarding assets, financial reporting, the protection of confidential information, insider trading, and general adherence to laws and regulations. All employees, including executive officers, must comply with the Code. The Code is available within the Corporate Governance section of the Company's website at *https://curtisswright.com/investor-relations/governance/governance-documents/default.aspx*. In order to enhance understanding of and compliance with the Code, all employees are required to complete a training program annually which details ethical business practices, an inclusive workforce, and respectful treatment of our employees. In addition, the Corporation maintains an ethics-related global hotline through which employees can report any issues of concern. The hotline also facilitates the anonymous or direct communication of ethical, financial, discrimination, and health and safety concerns to the Office of General

Counsel and serves as the vehicle through which employees and third parties may send communications to the Audit Committee of the Board of Directors confidentially and anonymously regarding any accounting, internal controls, or auditing concerns.

Item 1A. Risk Factors.

We have summarized the known, material risks to our business below. Our business, financial condition, and results of operations and cash flows could be materially and adversely impacted if any of these risks materialize. Additional risk factors not currently known to us or that we believe are immaterial may also impair our business, financial condition, and results of operations and cash flows, and require significant management time and attention. In addition to the risks and uncertainties set forth in section below entitled "Risks Related to the Coronavirus (COVID-19) Pandemic," many of the risks and uncertainties set forth in the other risk factors are exacerbated by the COVID-19 pandemic, corresponding government and business responses, and any further resulting decline in the global business and economic environment, and may be impacted by the extent and speed of the global economic recovery. The risk factors below should be considered together with information included elsewhere in this Annual Report on Form 10-K as well as other required filings by us to the Securities Exchange Commission, such as our Form 10-Q's, Form 8-K's, proxy statements for our annual shareholder meetings, and subsequent amendments, if any.

RISKS RELATED TO THE CORONAVIRUS (COVID-19) PANDEMIC

The COVID-19 pandemic has adversely impacted, and is expected to continue to pose risks to our business, the nature and extent of which are highly uncertain and unpredictable.

In March 2020, the World Health Organization characterized the outbreak of COVID-19 as a pandemic. The COVID-19 pandemic and the associated pandemic-related responses continue to cause significant and volatile disruptions in global economies, in capital markets, and across industries. While we continue to actively monitor the pandemic and take steps to mitigate the risks posed by its spread, there is no guarantee that our efforts will mitigate the adverse impacts of COVID-19 or will be effective.

The pandemic has adversely affected, and is expected to continue to adversely affect, certain elements of our business, including our supply chain, transportation networks, and production levels. As of December 31, 2022, all of our manufacturing operations are operational. However, due to the numerous uncertainties that have arisen from the pandemic, including the likelihood of resurgences and the emergence and spread of variants, we are unable to predict if there will be additional government-imposed restrictions on our ability to operate in future periods. Additionally, our ability to continue to manufacture products is highly dependent on our ability to maintain the safety and health of our factory employees. The ability of our employees to work may be significantly impacted by the individuals contracting or being exposed to COVID-19 and its variants. While we are following the requirements of governmental authorities and taking preventative and protective measures to prioritize the safety of our employees, these measures are not always successful, and we may be required to temporarily close facilities or take other measures. Potential future directives curtailing in-person operations due to illness, quarantines, government actions, facility closures or other restrictions in connection with the COVID-19 pandemic could change at any time. This could have an adverse effect on the productivity and profitability of such manufacturing facilities, which could in turn adversely impact our business and operations.

The COVID-19 pandemic has disrupted the global supply chain to a certain extent and availability of raw materials, particularly electronic parts. The disruption in the supply chain has resulted in increased freight costs, raw material costs, and labor costs from the ongoing inflationary environment. Because we strive to limit the volume of raw materials and component parts on hand, our business could be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities we require or on favorable terms. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the sometimes lengthy and expensive regulatory authority and OEM certification processes could prevent efficient replacement of a supplier, raw material, or component part.

We continue to monitor the situation, assessing possible implications on our operations, supply chain, liquidity, cash flow and customer orders, and will continue taking actions to mitigate adverse consequences. Recognizing the unprecedented nature, scale and uncertainty associated with this global health crisis, the duration and extent of the ongoing impacts cannot be reasonably estimated at this time.

<u>RISKS RELATED TO OUR OPERATIONS</u>

Intrusion on our systems could damage our business.

We store sensitive data, including intellectual property, proprietary business information, and confidential employee information on our servers and databases. The COVID-19 pandemic has caused us to modify our business practices, including empowering many of our office-based associates to work productively from home on a hybrid basis. As a result, we are increasingly dependent upon our information systems to operate our business. Our ability to effectively manage our business depends on the security, reliability, and adequacy of our information systems. In addition, various privacy and cybersecurity laws and regulations, both in the U.S. and globally, require us to manage and protect sensitive and confidential information, including personal data of our employees, from disclosure. For example, the European Union's General Data Protection Regulation, which became effective in May 2018, extends the scope of the European Union data protection laws to all companies processing data of European Union residents, regardless of the company's location. Additionally, we have incurred, and expect to continue to occur, additional costs to comply with increased cybersecurity protections for our customers, including the U.S. government. Despite our implementation of firewalls, switchgear, and other network security measures, our servers, databases, and other systems may be vulnerable to computer hackers, physical or electronic break-ins, sabotage, computer viruses, worms, and similar disruptions from unauthorized tampering with our computer systems. The occurrence of some of these risks may be increased due to the increase in remote working by our employees due to the COVID-19 pandemic. We continue to review and enhance our computer systems as well as provide training to our employees in an attempt to prevent unauthorized and unlawful intrusions. However, it is possible that we may not be able to prevent all intrusions. Such intrusions could result in our network security or computer systems being compromised and possibly result in the misappropriation or corruption of sensitive information or cause disruptions in our services. While we carry cyber insurance, we still may be required to expend significant capital and resources to protect against, remediate, or alleviate problems caused by such intrusions. Any such intrusion could cause us to be non-compliant with applicable laws or regulations, subject us to legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and services, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Potential product liability risks exist from the products that we sell.

We may be exposed to liabilities for personal injury, death, or property damage due to the failure of a product that we have sold. We typically agree to indemnify our customers against certain liabilities resulting from the products we sell, and any third-party indemnification we seek from our suppliers and our liability insurance may not fully cover our indemnification obligations to customers. We may also not be able to maintain insurance coverage in the future at an acceptable cost. Any liability for which third-party indemnification is not available and not covered by insurance could have a material adverse effect on our business, financial condition, and results of operations.

In addition, an accident caused by one of our products could damage our reputation for selling quality products. We believe that our customers consider safety and reliability as key criteria in selecting our products and believe that our reputation for quality assurance is a significant competitive strength. If an accident were to be caused by one of our products, or if we were to otherwise fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers may be materially adversely affected.

We are subject to liability under warranty obligations.

The majority of our contracts contain provisions which expose us to potential liability for warranty claims made by customers or third parties with respect to products that have been designed, manufactured, or serviced by us or our suppliers. While we maintain insurance coverage with respect to certain liability claims, that insurance coverage may not be adequate to cover all claims that may arise, or we may not be able to maintain adequate insurance coverage in the future at an acceptable cost. Material product warranty obligations not covered by insurance or that exceed our established reserves could have a material adverse effect on our business, financial condition, and results of operations.

Our earnings and margins depend in part on subcontractor performance, as well as raw material and component availability and pricing.

Our businesses depend on suppliers and subcontractors for raw materials and components. At times subcontractors perform services that we provide to our customers. Our supply chain has been and may continue to be impacted by the COVID-19 pandemic as well as other geo-political events, such as China's relationship with the United States and Taiwan. Particularly, the market for electronic components is experiencing increased demand and a global shortage of semiconductors and other electronic items, creating substantial uncertainty regarding the timing of our suppliers' production of key components for our products, which is adversely impacting the timing of sales in our Defense Electronics segment. We expect that these delays and shortages will continue in 2023, and that such shortages could result in delays in shipments to our customers during the period of such shortages. We depend on subcontractors and suppliers to meet their contractual obligations in full compliance with customer requirements. Nonperformance or underperformance by subcontractors and suppliers could materially impact our ability to perform obligations to our customers, which could result in a customer terminating our contract for default, expose us to liability, and substantially impair our ability to compete for future contracts and orders. Generally, raw materials and purchased components are available from a number of different suppliers, though several suppliers are our sole source of certain components. If a sole-source supplier should cease or otherwise be unable to deliver such components, our operating results could be adversely impacted. In addition, supply chain constraints and improving economic conditions have resulted in sustained increases in the prices we pay for many of the components and raw materials used in our products. Furthermore, we are experiencing higher labor costs due to increased competition for personnel in many regions in which we operate as well as general inflationary conditions, including higher shipping costs, labor shortages, and rising energy prices. We expect inflationary pressures to persist in 2023. Our ability to perform our obligations as a prime contractor may be adversely affected if one or more of these suppliers is unable to provide the agreed-upon supplies or perform the agreed-upon services in a timely and cost-effective manner. While we have attempted to mitigate the effects of increased costs through price increases, there are no assurances that higher prices can effectively be passed through to our customers, or that we will be able to fully offset the effects of higher raw materials costs through price increases on a timely basis.

Our business involves risks associated with complex manufacturing processes.

Our manufacturing processes depend on certain sophisticated and high-value equipment. Unexpected failures of this equipment may result in production delays, revenue loss, and significant repair costs. In addition, equipment failures could result in injuries to our employees. Moreover, the competitive nature of our businesses requires us to continuously implement process changes intended to achieve product improvements and manufacturing efficiencies. These process changes may at times result in production delays, quality concerns, and increased costs. Any disruption of operations at our facilities due to equipment failures or process interruptions could have a material adverse effect on our business.

RISKS RELATED TO OUR STRATEGY

Implementing our acquisition strategy involves risks, and our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our capital allocation strategy, we aim to grow our business by selectively pursuing acquisitions and technologies that supplement our organic growth. We are continuing to actively pursue additional acquisition opportunities, some of which may be material to our business and financial performance. Although we have been successful with this strategy in the past, we may not be able to grow our business in the future through acquisitions for several reasons, including:

- Encountering difficulties identifying and executing acquisitions;

- Increased competition for targets, which may increase acquisition costs;

- Consolidation in our industry, reducing the number of acquisition targets;

- Competition laws and regulations preventing us from making certain acquisitions; and

- Acquisition financing not being available on acceptable terms, or at all.

In addition, there are potential risks associated with growing our business through acquisitions, including the failure to successfully integrate and realize the expected benefits of an acquisition, which could be exacerbated by the impact of the COVID-19 pandemic. For example, with any past or future acquisition, there is the possibility that:

- The business culture of the acquired business may not match well with our culture;

- Technological and product synergies, economies of scale, or cost reductions may not occur as expected;

- Management may be distracted from overseeing existing operations by the need to integrate acquired businesses;

- We may acquire or assume unexpected liabilities;

- We may experience unforeseen difficulties in integrating operations and systems;

- We may fail to retain or assimilate employees of the acquired business;

- We may experience problems in retaining customers or integrating customer bases;

- We may experience increased capital requirements;

- There could be insufficient internal controls over financial activities or financial reporting at an acquired company that could impact us on a consolidated basis; and

- We may encounter difficulties in entering new markets in which we may have little or no experience.

While we conduct financial and other due diligence in connection with our acquisitions and generally seek some form of protection, such as indemnification from the seller, insurance coverage, and sometimes placing a portion of the purchase price in escrow or a cash holdback to cover potential liabilities, such acquired companies may have weaknesses or liabilities that are not accurately assessed or brought to our attention at the time of the acquisition. Further, indemnities, insurance or escrow/holdback arrangements may not fully cover such matters.

Failure to successfully implement our acquisition strategy, including successfully integrating acquired businesses, could have a material adverse effect on our business, financial condition, and results of operations.

Our future success will depend, in part, on our ability to develop new technologies.

Virtually all products produced and sold by us are highly engineered and require sophisticated manufacturing and system-integration techniques and capabilities. The commercial and government markets in which we operate are characterized by rapidly changing technologies. In addition, product and program needs of our government and commercial customers change and evolve regularly. Accordingly, to remain competitive in the future, we will need to continue to invest financial resources, including through internal research and development, acquisitions, or other teaming arrangements, to: (a) identify emerging technological trends in our current and target markets; (b) develop and manufacture competitive products, systems, and services; (c) enhance our offerings by adding technological innovations that differentiate our products, systems, and services from those of our competitors; and (d) develop, manufacture, and bring those products, systems, and service to market quickly at cost-effective prices. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new offerings and technologies or identification of and expansion into new markets. Due to the design complexity of our products, we may, in the future, experience delays in completing the development and introduction of new products. Any delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for our products will develop or continue to expand or that we will be successful in newly identified markets as we currently anticipate.

We operate in highly competitive markets.

Many of our products and services are sold in highly competitive markets, and are affected by varying degrees of competition, including competition for hiring and retaining skilled labor. We compete against companies that often have higher sales volumes and greater financial, technological, research and development, human, and marketing resources than we have. These companies may also price their products and services below our selling prices, which could exert downward pressure on our product pricing and margins. As a result, they may be better able to withstand the effects of periodic economic downturns, including withstanding the current global pandemic. In addition, some of our largest customers could develop the capability to manufacture products or provide services similar to products that we manufacture or services that we provide. This would result in these customers supplying their own products or services and competing directly with us for sales of these products or services, all of which could significantly reduce our revenues. Furthermore, we are facing increased international competition and cross-border consolidation of competition. If consolidation of our competition continues to occur, we would expect the competitive pressures we face to increase. Our management believes that the principal points of competition in our markets are technology, price, product quality, product performance, sufficient supply of necessary components, technical expertise, timeliness of delivery, superior customer service and support, and continued certification under customer quality requirements and assurance programs. If we are unable to compete successfully with existing or new competitors in these areas, we may experience a material adverse effect on our business, financial condition, and results of operations.

We may be unable to protect the value of our intellectual property.

Obtaining, maintaining, and enforcing our intellectual property rights and avoiding infringing on the intellectual property rights of others are important factors to the operation of our business. While we take precautionary steps to protect our technological advantages and intellectual property and rely in part on patent, trademark, trade secret, and copyright laws, we cannot assure that the precautionary steps we have taken will completely protect our intellectual property rights. Because patent applications in the United States are maintained in secrecy until either the patent application is published or a patent is issued, we may not be aware of third-party patents, patent applications, and other intellectual property relevant to our products that may block our use of our intellectual property or may be used in third-party products that compete with our products and processes. When others infringe on our intellectual property rights, the value of our products is diminished, and we may incur substantial litigation costs to enforce our rights. Similarly, we may incur substantial litigation costs and the obligation to pay royalties if others claim we infringed on their intellectual property rights. When we develop intellectual property and technologies with funding from U.S. Government contracts, the government has the royalty-free right to use that property.

In addition to our patent rights, we also rely on unpatented technology, trade secrets, and confidential information. Others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to protect our rights in unpatented technology, trade secrets, and confidential information effectively. We generally require each of our employees and consultants to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. There is no guarantee that we will succeed in obtaining and retaining executed agreements from all employees or consultants. Moreover, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

RISKS RELATED TO MARKET CONDITIONS

A substantial portion of our revenues and earnings depends upon the continued willingness of the U.S. Government and other customers in the defense industry to buy our products and services.

In 2022, approximately 47% of our total net sales were derived from or related to U.S. defense programs. U.S. defense spending has historically been cyclical, and defense budgets tend to rise when perceived threats to national security increase the level of concern over the country's safety. At other times, spending by the military can decrease. In August 2011, Congress enacted the Budget Control Act of 2011 (BCA), which imposed spending caps and certain reductions in defense spending over a ten-year period through

2021. These spending caps and reductions, referred to as sequestration, went into effect in March 2013. Through a series of bipartisan agreements, Congress has been able to temporarily lift discretionary spending limits every year through 2019. On August 2, 2019, the Bipartisan Budget Act of 2019 (BBA) was signed into law, which raised the BCA budget caps for both defense and non-defense discretionary spending in 2020 and 2021 and extended the mandatory BCA spending reductions through 2029. Absent additional legislative or other remedial action, the sequestration could require reduced U.S. federal government spending from fiscal 2022 through fiscal 2029. As a result of this uncertainty, a decrease in U.S. Government defense spending or changes in spending allocation could result in one or more of our programs being reduced, delayed, or terminated. In the event that one or more of our programs are reduced, delayed, or terminated for which we provide products and services, we may experience a reduction in our revenues and earnings and a material adverse effect on our business, financial condition, and results of operations.

The BBA also temporarily suspended the public debt limit through July 31, 2021. However, on December 16, 2021, President Biden signed legislation into law increasing the debt ceiling by $2.5 trillion, which is expected to allow the U.S. government to cover its debt obligations until at least July of 2023 unless Congress takes legislative action to further extend or increase it. Failure by Congress to further suspend or increase the debt ceiling could delay or result in the loss of contracts for the procurement of our products and services, and we may be asked or required to continue to perform for some period of time on certain of our U.S. government contracts, even if the U.S. government is unable to make timely payments.

A downturn in the aircraft market could adversely affect our business.

Our sales to large commercial aircraft manufacturers are cyclical in nature, and can be adversely affected by a number of factors, including current and future passenger traffic levels, increasing fuel and labor costs, environmental concerns (inclusive of climate change), intense price competition, the retirement of older aircraft, regulatory changes, outbreak of infectious disease such as the COVID-19 pandemic, terrorist attacks, geopolitical events, conflicts and wars (including the Russia-Ukraine conflict), general economic conditions (including cost inflation), worldwide airline profits, and backlog levels, all of which can be unpredictable and are outside our control. For example, the COVID-19 pandemic drastically reduced air traffic as travel restrictions and social distancing measures were implemented to help control the spread of the virus. The reduced air traffic applied financial pressures on airlines, who, in order to preserve cash and liquidity, dramatically reduced flight hours and delayed the purchases of new aircraft. While U.S. domestic air travel continues to recover, international travel utilizing wide-body aircraft will take longer to fully recover. Furthermore, as companies and employees become accustomed to working remotely, business travel and the associated flight hours may not reach pre-pandemic levels. As such, we believe the commercial market may shift away from wide-body aircraft. Any decrease in demand resulting from a downturn in the aerospace market could adversely affect our business, financial condition, and results of operations.

Our backlog is subject to reduction and cancellation, which could negatively impact our revenues and results of operations.

Backlog represents products or services that our customers have contractually committed to purchase from us. Total backlog includes both funded (unfilled orders for which funding is authorized, appropriated, and contractually obligated by the customer) and unfunded backlog (firm orders for which funding has not been appropriated and/or contractually obligated by the customer). We are a subcontractor to prime contractors for the vast majority of our government business; as such, substantially all amounts in backlog are funded. Backlog excludes unexercised contract options and potential orders under ordering type contracts (e.g. Indefinite Delivery / Indefinite Quantity). Backlog is adjusted for changes in foreign exchange rates and is reduced for contract cancellations and terminations in the period in which they occur. Backlog as of December 31, 2022 was $2.6 billion. Backlog is subject to fluctuations and is not necessarily indicative of future sales. The timing of backlog may be impacted by project delays. The U.S. Government may unilaterally modify or cancel its contracts. In addition, under certain of our commercial contracts, our customers may unilaterally modify or terminate their orders at any time for their convenience. Accordingly, certain portions of our backlog can be cancelled or reduced at the option of the U.S. Government and commercial customers. We believe that these risks are heightened due to the global economic impact of the COVID-19 pandemic. Our failure to replace cancelled or reduced backlog could negatively impact our results of operations.

RISKS RELATED TO LEGAL AND REGULATORY MATTERS

As a U.S. Government contractor, we are subject to numerous procurement rules and regulations.

We must comply with and are affected by laws and regulations relating to the award, administration, and performance of U.S. Government contracts. Government contract laws and regulations affect how we do business with our customers and, in some instances, impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of our contracts, or debarment from bidding on contracts. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks, or filing false claims. We have been, and expect to continue to be, subjected to audits, reviews, and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation. It could also result in our progress payments being withheld. In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the U.S. Government may terminate any of our government contracts and, in general, subcontracts, at its convenience as well as for default based on performance. Upon termination for convenience of a fixed-price type contract, we normally are entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process, and an allowance for profit on work actually completed on the contract or adjustment for loss if completion of performance would have resulted in a loss. Upon termination for convenience of a cost reimbursement contract, we normally are entitled to reimbursement of allowable costs plus a portion of the fee. Such allowable costs would normally include our cost to terminate agreements with our suppliers and subcontractors. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation.

A termination arising out of our default could have a material adverse effect on our ability to compete for future contracts and orders. In addition, on those contracts for which we are teamed with others and are not the prime contractor, the U.S. Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our services as a subcontractor.

Our U.S. Government contracts typically span one or more base years and multiple option years. The U.S. Government generally has the right to not exercise option periods and may not exercise an option period if the agency is not satisfied with our performance on the contract or does not receive funding to continue the program. U.S. Government procurement may adversely affect our cash flow or program profitability.

Furthermore, we are subject to other risks in connection with government contracts, including without limitation:

- the frequent need to bid on programs prior to completing the necessary design, which may result in unforeseen technological difficulties and/or cost overruns;

- the difficulty in forecasting long-term costs and schedules and the potential obsolescence of products related to long-term, fixed price contracts;

- contracts with varying fixed terms that may not be renewed or followed by follow-on contracts upon expiration;

- cancellation of the follow-on production phase of contracts if program requirements are not met in the development phase; and

- the fact that government contract wins can be contested by other contractors.

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Our operations are subject to numerous domestic and international laws, regulations, and restrictions. Noncompliance with these laws, regulations, and restrictions could expose us to fines, penalties, suspension, or debarment, which could have a material adverse effect on our profitability and overall financial condition.

We have contracts and operations in many parts of the world subject to United States and foreign laws and regulations, including the False Claims Act, regulations relating to import-export control (including the International Traffic in Arms Regulation promulgated under the Arms Export Control Act), sanctions programs implemented by the Office of Foreign Assets Control of the U.S. Department of Treasury, technology transfer restrictions, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act, the U.K. Anti-Bribery Act, and the anti-boycott provisions of the U.S. Export Administration Act. Because the COVID-19 pandemic has so negatively impacted local economies, government intervention has increased, which in turn can create elevated risk and opportunity for corruption. Although we have implemented policies and procedures and provided training that we believe are sufficient to address these risks, we cannot guarantee that our operations will always comply with these laws and regulations. From time to time, we may file voluntary disclosure reports with the U.S. Department of State, the Department of Energy, and the Department of Commerce regarding certain violations of U.S. export control laws and regulations discovered by us in the course of our business activities, employee training, or internal reviews and audits. To date, our voluntary disclosures have not resulted in a fine, penalty, or export privilege denial or restriction that has had a material adverse impact on our financial condition or ability to export. Our failure, or failure by our sales representatives or consultants to comply with these laws and regulations could result in administrative, civil, or criminal liabilities and could, in the extreme case, result in suspension or debarment from government contracts or suspension of our export privileges, which could have a material adverse effect on our business.

The airline industry is heavily regulated, and if we fail to comply with applicable requirements, our results of operations could suffer.

Governmental agencies throughout the world, including the U.S. Federal Aviation Administration (FAA) and the European Aviation Safety Agency, prescribe standards and qualification requirements for aircraft components, including virtually all commercial airline and general aviation products. Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. We include documentation with our products sold to aircraft manufacturing customers certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. In order to sell our products, we as well as the products that we manufacture must also be certified by our individual OEM customers. If any of the material authorizations or approvals qualifying us to supply our products is revoked or suspended, then the sale of such product would be prohibited by law, which would have an adverse effect on our business, financial condition, and results of operations.

From time to time, the FAA or equivalent regulatory agencies in other countries propose new regulations or changes to existing regulations, which are usually more stringent than existing regulations. If these proposed regulations are adopted and enacted, we may incur significant additional costs to achieve compliance, which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to liability under environmental and health and safety laws and regulations.

Our business and facilities are subject to numerous federal, state, local, and foreign laws and regulations relating to the use, manufacture, storage, handling, and disposal of hazardous materials and other waste products. We may also be subject to increasingly stringent environmental standards in the future, particularly as greenhouse gas emissions and climate change regulations and initiatives increase. Environmental laws generally impose liability for investigation, remediation, and removal of hazardous materials and other waste products on property owners and those who dispose of materials at waste sites, whether or not the waste was disposed of legally at the time in question. We are currently addressing environmental remediation at certain current and former facilities, and we have been named as a potentially responsible party along with other organizations in a number of environmental clean-up sites and may be named in connection with future sites. We are required to contribute to the costs of the investigation and remediation and to establish reserves in our financial statements for future costs deemed probable and estimable. Although we have estimated and reserved for future environmental remediation costs, the final resolution of these liabilities may significantly vary from our estimates and could potentially have an adverse effect on our results of operations and financial position. We are also subject to worker health and safety requirements as well as various state and local public health laws, rules, regulations and orders related to COVID-19, including mask and social distancing requirements. While we are in compliance with government health and safety regulations related to COVID-19, the cost of complying, or failing to comply, with these regulations could have an adverse effect on our operating results.

We may be subject to periodic litigation and regulatory proceedings, which may adversely affect our business and financial performance.

From time to time, we are involved in lawsuits and regulatory actions brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, or breach of contract. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves and distract our management from the operation of our business. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. The ultimate resolution of these matters through settlement, mediation, or court judgment could have a material impact on our financial condition, results of operations, and cash flows.

Our business, financial condition, and results of operations could be materially adversely affected by climate change regulations.

Climate change regulations at the federal, state, or local level or in international jurisdictions could require us to limit emissions, change our manufacturing processes, obtain substitute materials which may cost more or be less available, increase our investment in control technology for greenhouse gas emissions, fund offset projects, or undertake other costly activities. These regulations could significantly increase our costs and restrict our manufacturing operations by virtue of requirements for new equipment. New permits may be required for our current operations, or expansions thereof. Failure to timely receive permits could result in fines, suspension of production, or cessation of operations at one or more facilities. In addition, restrictions on carbon dioxide or other greenhouse gas emissions could result in significant costs such as higher energy costs and the passing down of carbon taxes, emission cap and trade programs, and renewable portfolio standards by utility companies. The cost of complying, or of failing to comply, with these and other climate change and emissions regulations could have an adverse effect on our operating results.

Increasing focus on environmental, social, and governance responsibility may impose additional costs on us and expose us to new risks.

Regulators, stockholders, and other interested constituencies have focused increasingly on corporate responsibility, specifically related to the environmental, social, and governance (ESG), practices of companies, including climate change. Some investors have used, and may continue to use, ESG criteria to guide their investment strategies, and may not invest in us, or divest their holdings of us, if they believe our policies relating to ESG matters are inadequate. Our customers may also require us to implement environmental, social, or governance responsibility procedures or standards before they continue to do business with us. Additionally, we may face reputational challenges if our environmental, social, or governance responsibility procedures or standards do not meet the standards set by certain constituencies. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

RISKS RELATED TO FINANCIAL MATTERS

Political and economic changes in foreign countries and markets, including foreign currency fluctuations, may have a material effect on our operating results.

During 2022, approximately 27% of our total net sales were to customers outside of the United States. Additionally, we also have operating facilities located in foreign countries. Doing business in foreign countries is subject to numerous risks, including without limitation: (a) political and economic instability and potential for social unrest; (b) the uncertainty of the ability of non-U.S. customers to finance purchases; (c) restrictions on the repatriation of funds; (d) restrictive trade policies; (e) tariff regulations; (f) difficulties in obtaining export and import licenses; (g) government financed competition; (h) changes in the local labor-relations climate; (i) economic conditions in local markets, including changes in inflation; (j) health concerns (including the COVID-19 pandemic); (k) complying with foreign regulatory and tax requirements that are subject to change; and (l) limitations on our ability to enforce legal rights and remedies. For example, in response to Russia's invasion of Ukraine, the United States, along with the European Union, has imposed restrictive sanctions on Russia, Russian entities, and Russian citizens. We are subject to these governmental sanctions and export controls, which may subject us to liability if we are not in full compliance with applicable laws. Further, implementation of new tariff schemes by various governments, such as those implemented by the United States and China in recent years, could potentially increase the costs of our materials, increase our cost of production, and ultimately increase the landed cost of our products sold from one country into another country. While these factors or the impact of these factors are difficult to predict, any one or more of these factors could adversely affect our operations.

There has been, and may continue to be, significant volatility in global stock markets and foreign currency exchange rates that result in the strengthening of the U.S. dollar against foreign currencies in which we conduct business. To the extent that foreign sales are transacted in foreign currencies and we do not enter into currency hedge transactions, we are exposed to risk of losses due to fluctuations in foreign currency exchange rates, particularly for the British Pound, Euro, and Canadian dollar. Significant fluctuations in the value of the currencies of the countries in which we do business could have an adverse effect on our results of operations.

Unanticipated changes in our tax provisions or exposure to additional income tax liabilities could affect our cash flows and financial condition.

Our business operates in many locations under government jurisdictions that impose income taxes. Changes in domestic or foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain revenues or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. In both 2021 and 2022, the Biden administration announced, and in certain cases has enacted, several tax proposals to fund new government investments in infrastructure, healthcare, and education, among others. Certain of these proposals involve an increase in the domestic corporate tax rate, which if implemented could have a material impact on our future results of operations and cash flows. On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. Certain provisions of the IRA will become effective beginning in fiscal 2023. We have evaluated the impact of the IRA on our business, and deem it to be immaterial. In addition, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, included certain changes in tax law intended to stimulate the U.S. economy due to the COVID-19 pandemic, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations, and payroll tax matters. The CARES Act is subject to interpretation and implementation guidance by both federal and state tax authorities, as well as amendments and technical corrections. Any or all of these could impact our business unfavorably. Additionally, tax rates in various jurisdictions in which we operate or sell into may increase as a means of funding the significant cost of governmental stimulus measures enacted to assist and protect individuals and businesses impacted by the COVID-19 pandemic. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws or changes in tax rates may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Furthermore, the amount of income taxes paid by us is subject to examination by U.S. federal, state, and local tax authorities and by non-U.S. tax authorities. We regularly assess the likelihood of an adverse outcome resulting from such examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of any such examinations. If the ultimate determination of our taxes owed were for an amount in excess of amounts reserved, our operating results, cash flows, and financial condition could be materially and adversely affected.

We use estimates when accounting for long-term contracts. Changes in estimates could affect our profitability and overall financial position.

Long-term contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables. For example, assumptions must be made regarding the length of time to complete the contract, as costs also include expected increases in wages and prices for materials. Similarly, assumptions must be made regarding the future impact of efficiency initiatives and cost reduction efforts. Incentives, awards, price escalations, liquidated damages, or penalties related to performance on contracts are considered in estimating revenue and profit rates using either the expected value method or most likely amount method. It is possible that materially different amounts could be obtained, because of the significance of the judgments and estimation processes described above, if different assumptions were used or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances, or estimates may have a material adverse effect upon future period financial reporting and performance. See "Critical Accounting Estimates and Policies" in Part II, Item 7 of this Form 10-K.

Our future financial results could be adversely impacted by asset impairment charges.

As of December 31, 2022, we had goodwill and other intangible assets, net of accumulated amortization, of approximately $2.2 billion, which represented approximately 49% of our total assets. Our goodwill is subject to an impairment test on an annual basis and is also tested whenever events and circumstances indicate that goodwill may be impaired. Intangible assets (other than goodwill) are generally amortized over the useful life of such assets. In addition, from time to time, we may acquire or make an investment in a business that will require us to record goodwill based on the purchase price and the value of the acquired assets. We may subsequently experience unforeseen issues with such business that adversely affect the anticipated returns of the business or value of the intangible assets and trigger an evaluation of the recoverability of the recorded goodwill and intangible assets for such business. For example, if the financial performance of such business was to decline significantly, we could incur a material non-cash charge to our income statement for the impairment of goodwill and other intangible assets. Future determinations of significant write-offs of goodwill or intangible assets as a result of an impairment test or any accelerated amortization of other intangible assets could have a material adverse impact on our financial condition and results of operations.

Our current debt, and debt we may incur in the future, could adversely affect our business and financial position.

As of December 31, 2022, we had $1.3 billion of debt outstanding. Our level of debt could have significant consequences for our business. For example, our indebtedness could require us to use a substantial portion of our cash flows from operations to pay the principal and interest on our debt, thereby reducing funds available for working capital, acquisitions, dividends, capital expenditures, and other investments in our business, including investments in technology and research and development; make us vulnerable to economic downturns and increases in interest rates; limit us from obtaining additional debt; limit our flexibility in planning for, or reacting to, changes in the industries in which we compete; and place us at a competitive disadvantage compared to our competitors, some of whom have lower debt service obligations and greater financial resource than we do.

We self-insure health benefits and may be adversely impacted by unfavorable claims experience.

We are primarily self-insured for our health benefits. If the number or severity of claims increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessment, our operating results would be adversely affected. Our future claims expense might exceed historical levels, which could reduce our earnings. We expect to periodically assess our self-insurance strategy. We are required to periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts. In addition, because we do not carry "stop loss" insurance, a significant increase in the number of claims that we must cover under our self-insurance retainage could adversely affect our profitability.

Increasing costs of certain employee and retiree benefits could adversely affect our financial position, results of operations, or cash flows.

Our earnings may be positively or negatively impacted by the amount of income or expense we record for our pension and other postretirement benefit plans. U.S. GAAP requires that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions relating to financial markets and other economic conditions. Changes in key economic indicators can change the assumptions. The most significant year-end assumptions used to estimate pension or other postretirement benefit expense for the following year are the discount rate, the expected long-term rate of return on plan assets, expected future medical cost inflation, and expected compensation increases. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity through a reduction or increase to other comprehensive income. For a discussion regarding how our financial statements can be affected by pension and other postretirement benefit plans accounting policies, see "Management's Discussion and Analysis—Critical Accounting Estimates and Policies—Pension and Other Postretirement Benefits" in Part II, Item 7 of this Form 10-K. Although U.S. GAAP expense and pension or other postretirement contributions are not directly related, the key economic factors that affect U.S. GAAP expense would also likely affect the amount of cash we would contribute to the pension or other postretirement plans. Potential pension contributions include both mandatory amounts required under federal law, Employee Retirement Income Security Act, and discretionary contributions to improve the plans' funded status. An obligation to make contributions to pension plans could reduce the cash available for working capital and other corporate uses.

GENERAL RISKS

Our future growth and continued success are dependent upon our key personnel.

Our success is dependent upon the efforts of our senior management personnel and our ability to attract and retain other highly qualified management and technical personnel. We face competition for management and qualified technical personnel from other companies and organizations. Additionally, it is particularly difficult to hire new employees during the COVID-19 pandemic as conducting interviews remotely makes it more difficult to ensure that we are recruiting and hiring high-quality employees. Further, the uncertainty created by the COVID-19 pandemic makes it less likely that potential candidates will be willing to leave a stable job to explore a new opportunity. Therefore, we may not be able to retain our existing management and technical personnel or fill new management or technical positions or vacancies created by expansion or turnover at our existing compensation levels. Although we have entered into change of control agreements with some members of senior management, we do not have employment contracts with our key executives. As some of our key executives approach retirement age, we have made a concerted effort to reduce the effect of the loss of our senior management personnel through management succession planning. However, we may be required to devote significant time and resources to identify and integrate key new personnel should key management losses occur earlier than anticipated. The loss of members of our senior management and qualified technical personnel could have a material adverse effect on our business.

On September 9, 2021, President Biden directed the Department of Labor's Occupational Safety and Health Administration ("OSHA") to issue an Emergency Temporary Standard ("ETS") requiring that all employers with at least 100 employees ensure that their employees are fully vaccinated for COVID-19 or obtain a negative COVID-19 test at least once a week. On November 4, 2021, the OSHA issued an emergency regulation to carry out this mandate, which was expected to take effect on January 4, 2022. However, OSHA withdrew the ETS on January 26, 2022 as an enforceable emergency temporary standard following the U.S. Supreme Court issuing a nationwide stay prohibiting OSHA from enforcing or implementing the ETS. OSHA explicitly did not withdraw the ETS as a proposed rule, such that it is possible that a permanent rule regarding COVID-19 vaccination and testing requirements will ultimately be issued by OSHA following a formal rulemaking process. President Biden also issued an Executive Order requiring certain COVID-19 precautions for government contractors and their subcontractors, including mandatory employee vaccination, with exemptions only for medical or religious reasons. These requirements for federal contractors have been the subject of multiple lawsuits and enforcement has been enjoined nationwide, with appeals from those decisions pending in multiple federal appellate courts. It is not currently possible to predict the impact on our business of a permanent OSHA rule, or the requirements for government contractors and their subcontractors, to the extent that such OSHA rule and requirements for federal contractors are ultimately implemented and enforced. But many states and localities are free to impose vaccine requirements. Despite the previous legal and timing uncertainties relating to these regulations, we implemented requirements regarding mandatory vaccines for U.S. based covered employees, subject to approved exemptions. It is possible that additional vaccine and testing mandates may be announced in other jurisdictions in which we operate our business. While it is not currently possible to predict with any certainty the exact impact any new state, local or foreign vaccine regulations would have on our operations, our suppliers and our customers, the implementation of such state, local or foreign government mandated vaccination or testing mandates may impact our ability to retain current employees, attract new employees, and result in labor disruptions and may have an adverse effect on future profitability. Further, implementation could also have similar consequences for our subcontractors, which may impact their ability to deliver the goods and services we need from them. In addition, any requirement to impose obligations on our suppliers under the Executive Order covering government contractors and their subcontractors could impact the price and continuity of supply of raw materials, whereby our results of operations and financial condition could be adversely affected.

Our business, financial condition, and results of operations could be materially adversely affected if the United States were to withdraw from or materially modify certain international trade agreements, or if tariffs or other restrictions on the foreign-sourced goods that we sell were to increase.

A significant portion of our business activities are conducted in foreign countries, including Mexico and Canada. Our business benefits from free trade agreements such as the United States-Mexico-Canada Trade Agreement (USMCA) and relies on various U.S. corporate tax provisions related to international commerce as we build, market, and sell our products globally. Although there are no immediate effects on our operations with respect to USMCA, we cannot predict future developments in the political climate involving the United States, Mexico and Canada, and thus, these may have an adverse and material impact on our operations and financial growth.

The United States and other countries have levied tariffs and taxes on certain goods (such as those implemented by the United States and China in recent years). Some of our products are included in these tariffs. All of this could lead to increased costs and diminished sales opportunities in the U.S. and abroad. Media and political reactions in the affected countries could potentially exacerbate the impact on our operations in those countries. The imposition of new or increased tariffs, duties, border adjustment taxes or other trade restrictions by the United States could also result in the adoption of new or increased tariffs or other trade restrictions by other countries. The tariffs may in the future increase our cost of materials and may cause us to increase prices to our customers which we believe may reduce demand for our products. Our price increases may not be sufficient to fully offset the impact of the tariffs and result in lowering our margin on products sold. If the U.S. government increases or implements additional tariffs, or if additional tariffs or trade restrictions are implemented by other countries, the resulting trade barriers could have a significant adverse impact on our suppliers, our customers and on our business. We are not able to predict future trade policy of the U.S. or of any foreign countries in which we operate or purchase goods, or the terms of any renegotiated trade agreements, or their impact on our business.

Global economic conditions may adversely affect our business, operating results and financial condition.

Although we currently generate significant operating cash flows, which combined with access to the credit markets provides us with significant discretionary funding capacity, global macroeconomic uncertainty, including the economic downturn caused by the COVID-19 pandemic, the ongoing trade disputes between the United States and China, the United Kingdom's withdrawal from the European Union, the Russia-Ukraine conflict (including related sanctions as well as measures taken in response to such sanction), inflationary pressures, global supply chain disruptions, and uncertainty regarding the stability of global credit and financial markets could affect our ability to fund our operations. In addition, certain of our customers and suppliers could be affected directly by an economic downturn and could face credit issues or cash flow problems that could give rise to payment delays, increased credit risk, bankruptcies, and other financial hardships, which could impact customer demand for our products as well as our ability to manage normal commercial relationships with our customers and suppliers. Depending on their severity and duration, the effects and consequences of a global economic downturn could have an adverse impact on our results of operations and financial condition.

A percentage of our workforce is employed under collective bargaining agreements.

Approximately 7% of our workforce is employed under collective bargaining agreements, which from time to time are subject to renewal and negotiation. We cannot ensure that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor, including healthcare, pensions, or other benefits, or that a breakdown in such negotiations will not result in the disruption of our operations, including by way of strikes or work stoppages. Although we have generally enjoyed good relations with both our unionized and non-unionized employees, we may experience an adverse impact on our operating results if we are subject to labor actions.

Future terror attacks, war (including the Russia-Ukraine conflict), natural disasters, climate change-related events, pandemic diseases (including the COVID-19 pandemic), or other events beyond our control could adversely impact our businesses.

Despite our concerted effort to minimize risk to our production capabilities and corporate information systems and to reduce the effect of unforeseen interruptions through insurance or other risk transfer mechanisms, such as our business continuity planning and disaster recovery plans, we could be adversely impacted by terror attacks, war (including the Russia-Ukraine conflict), natural disasters such as earthquakes, hurricanes, floods, tornadoes, ice storms, climate change-related events, pandemic diseases such as COVID-19, or other events such as strikes by the workforce of a significant customer or supplier. Several of our facilities, because of their locations, could be subject to catastrophic loss caused by the aforementioned natural disasters. Global climate change may aggravate natural disasters and increase severe weather events that affect our business operations. These risks could negatively impact demand for or supply of our products and could also cause disruption to our facilities or systems, which could also interrupt operational processes and adversely impact our ability to manufacture our products and provide services and support to our customers. The insurance we maintain may be insufficient to cover our losses, and any incidents may result in loss of, or increased costs of, such insurance. In addition, while our existing disaster recovery and business continuity plans (including those relating to our information technology systems) are well designed, they may not be fully responsive to, or minimize losses associated with, catastrophic events. As a result, any business disruption could negatively affect our business, operating results, or financial condition.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters is located at a leased facility in Davidson, North Carolina. As of December 31, 2022, we had 146 facilities worldwide, including four corporate and shared-services facilities. Approximately 83% of our facilities operate as manufacturing and engineering, metal treatment, or aerospace overhaul plants, while the remaining 17% operate as selling and administrative office facilities. The number and type of facilities utilized by each of our reportable segments are summarized below:

Owned Facilities Location	Aerospace & Industrial	Defense Electronics	Naval & Power	Total
North America	7	1	5	13
Europe	9	—	—	9
Total	16	1	5	22

Leased Facilities Location	Aerospace & Industrial	Defense Electronics	Naval & Power	Total
North America	42	18	25	85
Europe	14	5	5	24
Asia	9	1	1	11
Total	65	24	31	120

The buildings on the properties referred to in this Item are well maintained, in good condition, and are suitable and adequate for current needs. Management believes that the productive capacity of our properties is adequate to meet our anticipated volume for the foreseeable future.

Item 3. Legal Proceedings.

From time to time, we are involved in legal proceedings that are incidental to the operation of our business. Some of these proceedings allege damages relating to asbestos and environmental exposures, intellectual property matters, copyright infringement, personal injury claims, employment and employee benefit matters, government contract issues, commercial or contractual disputes, and acquisitions or divestitures. We continue to defend vigorously against all claims. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including assessment of the merits of the particular claim, as well as current accruals and insurance coverage, we do not believe that the disposition of any of these matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial condition, results of operations, and cash flows.

We have been named in pending lawsuits that allege injury from exposure to asbestos. To date, we have not been found liable or paid any material sum of money in settlement in any asbestos-related case. We believe that the minimal use of asbestos in our past operations and the relatively non-friable condition of asbestos in our products make it unlikely that we will face material liability in any asbestos litigation, whether individually or in the aggregate. We maintain insurance coverage for these potential liabilities and we believe adequate coverage exists to cover any unanticipated asbestos liability.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION

Our common stock is listed and traded on the New York Stock Exchange (NYSE) under the symbol CW. As of January 1, 2023, we had approximately 2,653 registered shareholders of our common stock, $1.00 par value.

DIVIDENDS

During 2022 and 2021, the Company paid quarterly dividends as follows:

	2022	2021
Common Stock		
First Quarter	$0.18	$0.17
Second Quarter	0.19	0.18
Third Quarter	0.19	0.18
Fourth Quarter	0.19	0.18

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information regarding our equity compensation plans as of December 31, 2022, the end of our most recently completed fiscal year:

Plan category	Number of securities to be issued under equity compensation plans	Weighted-average fair value of outstanding equity-based awards	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	407,581[a]	$112.85	1,776,493[b]
Equity compensation plans not approved by security holders	None	Not applicable	Not applicable

[a] Consists of 362,729 shares issuable upon vesting of performance share units, restricted shares, restricted stock units, and shares to non-employee directors under the 2005 and 2014 Omnibus Incentive Plan, and 44,852 shares issuable under the Employee Stock Purchase Plan.

[b] Consists of 1,192,211 shares available for share-based awards under the 2014 Omnibus Incentive Plan, and 584,282 shares remaining available for issuance under the Employee Stock Purchase Plan.

Issuer Purchases of Equity Securities

The following table provides information about our repurchases of equity securities that are registered by us pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, during the quarter ended December 31, 2022.

	Total Number of shares purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Maximum Dollar amount of shares that may yet be Purchased Under the Program (in thousands)
October 1 – October 31	26,864	$156.18	341,353	$208,377
November 1 – November 30	24,121	$173.92	365,474	204,182
December 1 – December 31	23,831	$169.64	389,305	200,140
For the quarter ended December 31	74,816	$166.19	389,305	$200,140

In December 2022, the Corporation adopted two written trading plans in connection with its previously authorized share repurchase program, of which approximately $200 million remains available for repurchase. The first trading plan includes share repurchases of $50 million, to be executed equally throughout the 2023 calendar year. The second trading plan includes opportunistic share repurchases up to $100 million to be executed through a 10b5-1 program. The terms of these trading plans can be found in the Corporation's Form 8-K filed with U.S. Securities and Exchange Commission on December 14, 2022.

The following performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference therein.

PERFORMANCE GRAPH

The following graph compares the annual change in the cumulative total return on our common stock during the last five fiscal years with the annual change in the cumulative total return of the S&P MidCap 400 Index and the S&P Aerospace & Defense Select Industry Index. The graph assumes an investment of $100 on December 31, 2017 and the reinvestment of all dividends paid during the following five fiscal years.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN



Company / Index	2017	2018	2019	2020	2021	2022
Curtiss-Wright Corp	**100**	84.21	116.81	97.15	116.44	140.93
S&P MidCap 400 Index	**100**	88.92	112.21	127.54	159.12	138.34
S&P Aerospace & Defense Select	**100**	95.79	133.91	142.55	146.43	139.48

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) begins with an overview of our company, followed by economic and industry-wide factors impacting our company and the markets we serve, a discussion of the overall results of operations, and finally a more detailed discussion of those results within each of our reportable segments.

COMPANY ORGANIZATION

Curtiss-Wright Corporation along with its subsidiaries is a global integrated business that provides highly engineered products, solutions, and services mainly to aerospace & defense markets, as well as critical technologies in demanding commercial power, process, and industrial markets. We hold competitive positions in a majority of our key defense and commercial end markets through engineering and technological leadership, precision manufacturing, and strong relationships with our customers. We are also well positioned to build upon crossover applications for our defense and commercial market technologies that leverage the strength of our combined portfolio.

We manage and evaluate our operations based on the products and services we offer and the different markets we serve. Based on this approach, we operate through three reportable segments: Aerospace & Industrial, Defense Electronics, and Naval & Power.

Impacts of inflation, pricing, and volume

Historically, we have not been significantly impacted by inflation, with increases in raw material costs or payroll costs generally offset through lean manufacturing activities or price increases. During the current period, we have experienced significant increases in our costs of material, labor, and services consistent with the overall rates of inflation. We have generally been able to offset these increases, as a portion of our contracts contain terms and conditions that enable us to pass inflationary price increases to our customers. In those cases whereby inflationary increases are not contractually stipulated, we actively negotiate price increases. We have consistently made annual investments in capital that deliver efficiencies and cost savings. While the historical benefits of these efforts have generally offset the margin impact of competitive pricing conditions in the markets that we serve, there are no assurances that higher prices can effectively be passed through to our customers or that we will be able to fully offset the effects of higher costs through price increases on a timely basis. We expect these inflationary pressures to continue to persist in 2023.

Market Analysis and Economic Factors

Economic Factors Impacting Our Markets

Many of Curtiss-Wright's commercial businesses are driven in large part by global economic growth, primarily led by operations in the U.S., Canada, Europe, and China. In March 2020, the World Health Organization characterized the global outbreak of COVID-19 as a pandemic, which resulted in significant disruption to travel, transportation of goods and services, and financial markets globally, and caused adverse and residual impacts to both industry supply chains and production levels. Though the impact of COVID-19 variants continues to cause supply-chain disruptions to global economies, including our business, as well as our customers and suppliers, U.S. economic activity has rebounded since 2021, due in part to the availability of vaccines, increased government support to rebuild the country's infrastructure, and increased U.S. consumer spending.

In 2020, U.S. real gross domestic product (GDP) declined 3.4%, principally due to the impact of the COVID-19 pandemic, before it rebounded sharply in 2021, increasing 5.7% and at the fastest pace since 1984, led by an acceleration in industrial activity. In 2022, U.S. GDP is expected to grow approximately 2.0%, according to the most recent estimates, as strong U.S. consumer spending continued to support GDP growth despite the dual headwinds of rising interest rates and high inflation. In 2023, some economists expect growth in the broader U.S. economy to moderate significantly due to concerns about a recession or recessionary-like conditions, continued supply chain disruptions, rising interest rates, and high yet steady inflation, with current estimates for U.S. GDP ranging from flat to growth of approximately 1.5%.

Similarly, the global environment, which is typically influenced by international trade, economic conditions, and geopolitical uncertainty, had also been greatly impacted by the pandemic in 2020 before it dramatically rebounded in 2021. According to the International Monetary Fund's World Economic Outlook, global GDP in world economies grew 6.0% in 2021 and is expected to grow 3.2% in 2022 and 2.7% in 2023, according to the most recent estimates. Looking ahead to the next few years, we remain cautiously optimistic that our economically sensitive commercial and industrial markets will continue to improve based upon a return to normalized global growth conditions.

Defense

We have a well-diversified portfolio of products and services that supply all branches of the U.S. military, with content on critical high-performance programs and platforms, as well as a growing international defense business. A significant portion of our defense business operations are characterized by long-term programs and contracts driven primarily by U.S. DoD budgets and funding levels. As such, the U.S. Defense budget serves as a leading indicator of our growth in the defense market.

We derive revenue from the naval defense, aerospace defense, and ground defense markets, which collectively represent more than 50% of our annual net sales. In the naval defense market, we expect continued funding for U.S. shipbuilding programs, particularly as it relates to production on the Ford class aircraft carrier, as well as Columbia class and Virginia class submarines, which have received strong bipartisan support from Congress. We have a long legacy of providing products that support nuclear propulsion systems on naval vessels. In addition, through our service centers, we are a provider of ship repair and maintenance for the U.S. Navy's Atlantic and Pacific fleets. In the aerospace defense market, we expect to benefit from increased funding levels on Command, Control, Computers, Communications, Cyber, Intelligence, Surveillance, and Reconnaissance (C5ISR), electronic warfare, encryption, unmanned systems, and communications programs. As a supplier of COTS and COTS+ solutions, we continue to demonstrate that defense electronics technology will enhance our ability to design and develop future generations of advanced systems and products for high performance applications, while also meeting the military's Size, Weight, and Power considerations. We are also a designer and manufacturer of high-technology data acquisition and comprehensive flight test instrumentation systems, as well as critical aircraft arresting systems equipment. In the ground defense market, we are a supplier of advanced tactical communications solutions for battlefield network management, including COTS-based rugged, small form factor communications systems, and integrated network communications management software. The modernization of the existing U.S. ground vehicle fleet is expected to recover slowly, while international demand should remain strong, particularly for our electronics stabilization systems. Through continued innovation as well as incremental research and development investments, Curtiss-Wright remains aligned with high growth DoD priorities, modernization efforts and emerging technological trends, including security, cyber, hypersonics, net-centric connected battlefield, soldier survivability, and MOSA capabilities.

In early 2022, the President's FY23 budget request was released, calling for $773 billion in defense spending, which represented a 4% increase over the FY22 enacted funding level of $742 billion. In December 2022, following a short Continuing Resolution, Congress passed the National Defense Authorization Act (NDAA) for FY23, which authorized an approximate $44 billion increase to the President's defense budget proposal ($818 billion vs. $773 billion) and represented a 10% increase over FY22 enacted levels, driven by increases in both Procurement and Research, Development, Test and Evaluation (RDT&E) investment spending.

Looking ahead, we expect the overall demand environment and global defense spending backdrop to remain favorable for the Corporation. The President is expected to request continued U.S. defense budget growth in FY24, while also submitting the Future Years Defense Program (FYDP), which outlines expectations about its key programs over the next five years. Based on industry research, the FYDP is expected to reflect modest increases in total defense budget funding through FY27. In addition, our growth in the international defense market is primarily driven by funding from North Atlantic Treaty Organization (NATO) countries, where its members have committed to spending at least 2.0% of annual GDP on defense budgets, driven in part by the Russia-Ukraine war, which is expected to drive significant growth in defense spending for the foreseeable future.

Commercial Aerospace

Curtiss-Wright derives revenue from the global commercial aerospace market, principally to the commercial jet market, and to a lesser extent the regional jet, business jet, and commercial helicopter markets. Our primary focus in this market is OEM products and services for commercial jets, which is highly dependent on new aircraft production from our primary customers, Boeing and Airbus. We maintain a strong presence on the majority of the commercial aircraft programs, including both narrow-body and wide-body aircraft. Currently, more than 50% of our sales in this market are linked to the narrow-body market. We provide a combination of flight control, actuation, high-temperature and high accuracy sensors, and other sophisticated electronics, as well as shot and laser peening services utilized on highly stressed components of turbine engine fan blades and aircraft structures.

Passenger travel and freight logistics, along with the demand for and delivery of new aircraft, are the key drivers in the commercial aerospace market. Over the prior decade, there was an extended production up-cycle for the commercial aerospace market, which was driven by increases in production by Boeing and Airbus on both legacy and new aircraft, particularly narrow-body aircraft. Additionally, sustained low oil prices contributed to declining fuel prices, which in turn led to cheaper airfares for consumers and increased passenger growth.

In 2020, the onset of the COVID-19 pandemic abruptly halted the industry's growth as fewer passengers traveled, and business operations were disrupted globally, stunting the production of new aircraft as well as the maintenance of existing aircraft well into 2021. The industry experienced a strong rebound in global passenger growth in 2022, benefiting from the propensity for the general public to travel by air, decisions by most governments to lift COVID-19 travel restrictions, and the continued availability and implementation of vaccines. According to industry reports, global travel demand is not expected to fully recover to pre-pandemic levels until at least 2024.

While we closely monitor these industry metrics, our success and future growth in the commercial aerospace market is primarily tied to the growth in aircraft production rates (e.g., Boeing 737 and 787, Airbus A320 and A350), the timing of our order placement, and continued partnering with aerospace OEMs on both the current fleet and the next-generation of single aisle programs and engines, as well as emerging opportunities to support more fuel efficient and all-electric aircraft.

Power & Process

In the power market, Curtiss-Wright is a global supplier of nuclear reactor technologies. We derive sales from the commercial nuclear power generation market, whereby we supply a variety of highly engineered products and services, including reactor coolant pumps, control rod drive mechanisms, valves, motors, spent fuel management, containment doors, bolting solutions, enterprise resource planning, plant process controls, and coating services. We provide equipment and services to both the aftermarket and new build markets, and have content on every reactor operating in the U.S. today. Based upon the global drive for clean energy usage, nuclear is expected to play a critical role in meeting rising future energy demand and carbon-free emissions goals.

According to the Nuclear Regulatory Commission (NRC), nuclear power comprises approximately 20% of all electric power produced in the United States today, with 92 reactors operating across 54 nuclear power plants in 28 states. Our growth opportunities for aftermarket products and services are driven by plant aging, plant closures, requirements for planned outages, plant life extensions (from the end of their original 40-year operating lives to 60-year and now 80-year lives via subsequent license renewals), the levying of regulatory requirements, suppliers abandoning the commercial nuclear market, and plants seeking technology and innovation advances, such as digitalization, that further enable plant modernization.

One of the industry's most significant challenges is maintaining electricity market competitiveness. Throughout the past decade, U.S. reactor operators have faced increased security measures and post-Fukushima regulatory requirements, and were also tasked with reassessing operating practices, improving efficiency, and reducing plant costs to compete with sustained low natural gas prices. All of those factors contributed to plant operators diverting and deferring their typical plant capital expenditure budgets significantly away from normalized maintenance schedules, while also leading to numerous plant closures (down from 104 reactors in 2012). However, in 2022, the U.S. market experienced strong bipartisan support for nuclear power, with significant investments through the Civil Nuclear Credit Program (part of the Infrastructure Bill) and nuclear power production tax credits (provided by the Inflation Reduction Act) focused on helping to preserve the existing U.S. reactor fleet. As a result, we have experienced and continue to expect increased opportunities for our vast portfolio of advanced nuclear technologies to aid safety, extend the reliability and ensure the ongoing viability of U.S. nuclear plants.

Outside of the U.S., we have seen sentiment shift dramatically towards nuclear power, as many countries have begun or are starting to recommit to advanced technologies, while realizing the strategic importance of energy independence. In addition, the continued supply constraints and environmental concerns attributed to the current dependence on fossil fuels have led to a greater appreciation of the value of nuclear technology as the most efficient and environmentally friendly source of energy available today. Similar to the U.S., as international plants age, we foresee opportunities to support plant safety and technology upgrades, plant life extensions, and upgrades of computer systems.

We play an important role in the new build market for the Generation III+ Westinghouse AP1000 reactor design, for which we are a supplier of reactor coolant pumps, as well as a variety of ancillary plant products and services. On a global basis, nuclear plant construction remains active. According to the World Nuclear Organization, there are currently 58 new reactors under construction across 18 countries, with 104 planned and 341 proposed over the next several decades. We continue to expect to play a role in new build nuclear plant construction, where we are aligned with Westinghouse to support the growing need for carbon-free emissions and energy independence in eastern Europe, including Poland, Ukraine, Romania, Bulgaria, and the Czech Republic, while also seeking opportunities in China and India. We are also well positioned to take advantage of market opportunities to support the ongoing design and development as well as future construction of Generation IV advanced and small modular reactors, driven by strong support from the U.S. Department of Energy which has allocated $3.2 billion for advanced nuclear through its Advanced Reactor Demonstration Program. We are actively engaged and continue to pursue a foothold on numerous designs, both in the U.S. as well as internationally.

In the process market, we service the oil and gas, chemical, and petrochemical industries through numerous industrial valve products, in which the majority of our industrial valve sales are to the downstream markets. We maintain a global maintenance, repair, and overhaul (MRO) business for our pressure-relief valve technologies as refineries opportunistically service or upgrade equipment that has been operating at or near full capacity. We produce severe service, operation-critical valves for the power and process industries. We are also developing advanced pump technology to support the oil exploration industry's need and desire for more reliable subsea pumping systems. Sales in these industries are driven by global supply and demand, crude oil prices, industry regulations, and the natural gas market. Over the long run, we believe improved economic conditions and continued global expansion will be key drivers for future growth of our severe service and operation-critical valves serving the process industry.

General Industrial

We derive revenue from our widely diversified offering to the general industrial market, which primarily consists of electronic sensors and control systems, electro-mechanical actuation, and surface treatment services. We supply our products and services to numerous OEMs and aftermarket industrial customers, including the transportation, commercial trucking, off-road equipment, agriculture, construction, and automotive industries, which lowers the risk associated with any specific headwinds or economic cycles across the various markets in which we compete. Our growth in these markets is typically aligned with the performance of the U.S. and global economies, with changes in global GDP rates and industrial production driving our sales, particularly for our surface treatment services.

We have developed long-standing relationships with our customers, and provide technologies that promote efficiency, safety, reduced emissions, and longevity. One of the key drivers within our general industrial market is our focus on electronification and electrification, where our electronic sensors and controls systems products serve the on-and-off highway, medical mobility, and specialty vehicles markets. Notable products include electronic throttle controls, shift controls, joysticks, power management systems, and traction inverter systems, driving our ability to provide a full suite of in-cab operator control systems to our customers. Increased industry demand for electronic control systems and sensors has been driven by the need for improved operational efficiency, safety, repeatability, reduced emissions, enhanced functionality, and greater fuel efficiencies to customers worldwide. Key to our future growth is expanding the human-machine interface (HMI) technology portfolio and providing a complete system solution to our customers. Existing and emerging trends in commercial vehicle safety, emissions control, and improved driver efficiency are propelling commercial vehicle OEMs toward higher performance subsystems. These trends are accelerating the evolution from discrete HMI components towards a more integrated vehicle interface architecture. Growth opportunities also exist with a range of intelligent actuators for industrial automation and robotics which help our customers quickly leverage data and utilize analytics within the Internet of Things environment. Meanwhile, our surface treatment services, which include shot and laser peening, engineered coatings, and analytical testing services across an extensive global network, are used to increase the safety, reliability, and longevity of components operating in harsh environments. Sales are primarily driven by global demand from general industrial customers.

In the long term, the global drive towards electrification and electronification, push for zero or low-emissions vehicles, investments in green technology, advancements in robotics and automation, and new government regulations, will provide steady growth opportunities for Curtiss-Wright's technologies serving this market.

RESULTS OF OPERATIONS

The following MD&A is intended to help the reader understand the results of operations and financial condition of the Corporation for the year ended December 31, 2022, as compared to the year ended December 31, 2021. Discussion and analysis of our financial condition and results of operations for the year ended December 31, 2021, as compared to the year ended December 31, 2020, is contained in our 2021 Annual Report on Form 10-K, filed with the SEC on February 24, 2022.

Analytical Definitions

Throughout MD&A, the terms "incremental" and "organic" are used to explain changes from period to period. The term "incremental" is used to highlight the impact that acquisitions and divestitures had on the current year results. The results of operations for acquisitions are incremental for the first twelve months from the date of acquisition, after which they are reported as organic. Additionally, the results of operations of divested businesses or product lines are removed from the comparable prior year period for purposes of calculating "organic" and "incremental" results. The definition of "organic" also excludes the impairment of assets held for sale and corresponding loss from sale of our industrial valves business in Germany, as well as the effects of foreign currency translation.

	Year Ended December 31,		Percent change
(In thousands, except percentages)	2022	2021	2022 vs. 2021
Sales:			
Aerospace & Industrial	$ 836,035	$ 786,334	6%
Defense Electronics	690,262	724,326	(5)%
Naval & Power	1,030,728	995,271	4%
Total sales	$2,557,025	$2,505,931	2%
Operating income:			
Aerospace & Industrial	$ 136,996	$ 121,817	12%
Defense Electronics	154,568	159,089	(3)%
Naval & Power	177,582	141,660	25%
Corporate and eliminations	(45,703)	(39,883)	(15)%
Total operating income	$ 423,443	$ 382,683	11%
Interest expense	46,980	40,240	(17)%
Other income, net	12,732	12,067	6%
Earnings before income taxes	389,195	354,510	10%
Provision for income taxes	(94,847)	(87,351)	(9)%
Net earnings	$ 294,348	$ 267,159	10%
Loss on divestiture/impairment of assets held for sale	$ 4,651	$ 19,088	NM
New orders	$2,942,550	$2,590,534	14%
Backlog	$2,622,731	$2,228,924	18%

NM — Not meaningful

Components of sales and operating income growth (decrease):

	2022 vs. 2021	
	Sales	Operating Income
Organic	3%	6%
Acquisitions/divestiture	—%	—%
Loss on divestiture/impairment of assets held for sale	—%	4%
Foreign currency	(1)%	1%
Total	2%	11%

Sales for the year increased $51 million, or 2%, to $2,557 million, compared with the prior year period. On a segment basis, sales from the Aerospace & Industrial and Naval & Power segments increased $50 million and $35 million, respectively, with sales from the Defense Electronics segment decreasing $34 million. Changes in sales by segment are discussed in further detail in the "Results by Business Segment" section below.

Operating income for the year increased $41 million, or 11%, to $423 million, and operating margin increased 130 basis points compared with 2021. In the Aerospace & Industrial segment, increases in operating income and operating margin were primarily due to favorable absorption on higher sales in the general industrial and commercial aerospace markets, as well as the benefits of our ongoing operational excellence initiatives. Both operating income and operating margin in the Naval & Power segment benefited from lower current period losses associated with our industrial valves business in Germany, which was sold in the current period, as well as the absence of charges associated with the WEC legal settlement recorded in the prior year period. These increases were partially offset by lower operating income in the Defense Electronics segment primarily due to lower sales volumes from supply chain headwinds. Operating margin in the Defense Electronics segment benefited from our ongoing operational excellence initiatives.

Non-segment operating expense for the year increased $6 million, or 15%, to $46 million, primarily due to costs associated with shareholder activism in the current period.

Interest expense for the year increased $7 million, or 17%, to $47 million, primarily due to higher current period borrowings under our Credit Agreement as well as the issuance of $300 million Senior Notes in October 2022.

Other income, net for the year increased $1 million, or 6%, to $13 million, primarily due to lower overall pension costs against the comparable prior year period.

The effective tax rate of 24.4% for the year ended December 31, 2022, decreased as compared to an effective tax rate of 24.6% in the prior year period, primarily due to lower non-deductible losses related to our former industrial valve business in Germany. This decrease was partially offset by a higher proportion of foreign income in the current period, which is taxed at a higher rate than the U.S. rate.

New orders increased $352 million, or 14%, from the prior year period to $2,943 million, primarily due to the timing of naval defense orders and the incremental impact from our arresting systems acquisition in the Naval & Power segment, as well as an increase in new orders for ground defense and aerospace defense equipment in the Defense Electronics segment. The Aerospace & Industrial segment benefited from an increase in new orders for commercial aerospace equipment.

Comprehensive income (loss)

Pension and postretirement adjustments within comprehensive income during the year ended December 31, 2022 were a $7 million loss, compared to a $131 million gain for the prior year period. The loss in the current period was primarily attributed to lower asset returns, partially offset by increases in the discount rate. The gain in the prior period was primarily due to higher asset returns and increases in the discount rate.

Foreign currency translation adjustments during the year ended December 31, 2022 resulted in a comprehensive loss of $61 million, compared to a comprehensive loss of $11 million in the comparable prior period. Comprehensive losses during both the current period and prior year period were primarily attributed to decreases in the British Pound and Canadian Dollar.

RESULTS BY BUSINESS SEGMENT

Aerospace & Industrial

Sales in the Aerospace & Industrial segment are primarily generated from the commercial aerospace and general industrial markets and, to a lesser extent, the defense markets.

The following tables summarize sales, operating income and margin, and new orders within the Aerospace & Industrial segment.

	Year Ended December 31,		Percent Change
(In thousands, except percentages)	**2022**	**2021**	**2022 vs. 2021**
Sales	$836,035	$786,334	6%
Operating income	136,996	121,817	12%
Operating margin	16.4%	15.5%	90 bps
New orders	$883,838	$853,077	4%
Backlog	$371,305	$338,581	10%

Components of sales and operating income growth (decrease):

	2022 vs. 2021	
	Sales	**Operating Income**
Organic	10%	14%
Acquisitions	(1)%	(1)%
Foreign currency	(3)%	(1)%
Total	6%	12%

Sales increased $50 million, or 6%, to $836 million, from the comparable prior year period primarily due to higher sales in the general industrial and commercial aerospace markets. Sales in the general industrial market increased $31 million primarily due to higher demand for industrial vehicle products. In the commercial aerospace market, sales increased $20 million primarily due to higher demand for sensors products and surface treatment services. These increases were partially offset by lower sales in the aerospace defense market primarily due to lower sales of sensors products on various programs.

Operating income increased $15 million, or 12%, to $137 million, and operating margin increased 90 basis points to 16.4%. The increase in operating income and operating margin were primarily due to favorable absorption on higher organic sales in the general industrial and commercial aerospace markets, as well as the benefits of our ongoing operational excellence initiatives.

New orders increased $31 million as compared to the prior year, as an increase in new orders for commercial aerospace equipment was partially offset by the timing of new orders for industrial vehicles.

Defense Electronics

Sales in the Defense Electronics segment are primarily to the defense markets and, to a lesser extent, the commercial aerospace market.

The following tables summarize sales, operating income and margin, and new orders within the Defense Electronics segment.

	Year Ended December 31,		Percent Change
(In thousands, except percentages)	**2022**	**2021**	**2022 vs. 2021**
Sales	$690,262	$724,326	(5%)
Operating income	154,568	159,089	(3%)
Operating margin	22.4%	22.0%	40 bps
New orders	$836,660	$753,852	11%
Backlog	$786,026	$667,510	18%

Components of sales and operating income growth (decrease):

	2022 vs. 2021	
	Sales	**Operating Income**
Organic	(4)%	(6)%
Acquisitions	—%	—%
Foreign currency	(1)%	3%
Total	(5)%	(3)%

Sales decreased $34 million, or 5%, to $690 million, from the comparable prior year period. In the commercial aerospace market, sales decreased $11 million primarily due to lower sales of electronic systems on domestic platforms. Sales in the aerospace defense market decreased $8 million primarily due to ongoing supply chain headwinds, which contributed to lower sales of embedded computing equipment. The ground defense market was also negatively impacted by ongoing supply chain headwinds, which resulted in lower sales of $9 million, primarily on embedded computing and tactical communications equipment. Sales in the naval defense market were negatively impacted by the timing of orders on various submarine and surface combat ship programs.

Operating income decreased $5 million, or 3%, to $155 million compared with the same period in 2021, while operating margin increased 40 basis points to 22.4%. Operating income was negatively impacted by lower sales volumes due to supply chain headwinds, while operating margin benefited from our ongoing operational excellence initiatives.

New orders increased $83 million as compared to the prior year, primarily due to an increase in new orders for ground defense and aerospace defense equipment.

<u>**Naval & Power**</u>

Sales in the Naval & Power segment are primarily to the naval defense and power & process markets, and, to a lesser extent, the aerospace defense market.

The following tables summarize sales, operating income and margin, loss on divestiture/impairment of assets held for sale, and new orders within the Naval & Power segment.

	Year Ended December 31,		Percent Change
(In thousands, except percentages)	**2022**	**2021**	**2022 vs. 2021**
Sales	$1,030,728	$ 995,271	4%
Operating income	177,582	141,660	25%
Operating margin	17.2%	14.2%	300bps
Loss on divestiture/impairment of assets held for sale	4,651	19,088	NM
New orders	$1,222,052	$ 983,605	24%
Backlog	$1,465,400	$1,222,833	20%

Components of sales and operating income growth (decrease):

	2022 vs. 2021	
	Sales	**Operating Income**
Organic	3%	15%
Acquisitions/divestiture	1%	—%
Loss on divestiture/impairment of assets held for sale	—%	10%
Foreign currency	—%	—%
Total	4%	25%

Sales increased $35 million, or 4%, to $1,031 million, from the comparable prior year period, primarily due to the impact of our arresting systems acquisition, which contributed incremental sales of $44 million. This increase was partially offset by lower sales in the in the power & process market, as higher nuclear aftermarket sales were more than offset by the wind-down on the China Direct AP1000 program and the sale of our industrial valve business in Germany in the current period. In the naval defense market, higher demand on the Columbia-class submarine and CVN-81 aircraft carrier programs was more than offset by the timing of sales on the CVN-80 aircraft carrier and Virginia-class submarine programs.

Operating income increased $36 million, or 25%, to $178 million and operating margin increased 300 basis points to 17.2%, primarily due to lower current period losses associated with our industrial valves business in Germany, which was sold in the current period, as well as the absence of charges associated with the WEC legal settlement recorded in the prior year period. These increases were partially offset by first year purchase accounting costs from our arresting systems acquisition.

New orders increased $238 million as compared to the prior year, primarily due to the timing of naval defense orders, the incremental impact from our arresting systems acquisition, as well as an increase in orders within our nuclear aftermarket and process markets.

SUPPLEMENTARY INFORMATION

The table below depicts sales by end market and customer type, as it helps provide an enhanced understanding of our businesses and the markets in which we operate. The table has been included to supplement the discussion of our consolidated operating results.

Net Sales by End Market and Customer Type

	Year Ended December 31,		Percent change
(In thousands, except percentages)	**2022**	**2021**	**2022 vs. 2021**
Aerospace & Defense markets:			
Aerospace Defense	$ 479,743	$ 452,661	6%
Ground Defense	219,739	220,290	—%
Naval Defense	694,015	710,688	(2)%
Commercial Aerospace	$ 276,519	$ 267,722	3%
Total Aerospace & Defense	$1,670,016	$1,651,361	1%
Commercial markets:			
Power & Process	472,300	473,489	—%
General Industrial	414,709	381,081	9%
Total Commercial	$ 887,009	$ 854,570	4%
Total Curtiss-Wright	$2,557,025	$2,505,931	2%

Aerospace & Defense Markets

Sales increased $19 million, or 1%, to $1,670 million, as compared to the prior year period, primarily due to higher sales in the aerospace defense and commercial aerospace markets. Sales in the aerospace defense market increased primarily due to the incremental impact from our arresting systems acquisition, partially offset by lower sales of embedded computing equipment due to ongoing supply chain headwinds as well as lower sales of sensors products on various programs. In the commercial aerospace market, higher demand for sensors products and surface treatment services was partially offset by lower sales of electronic systems on domestic platforms. Sales decreases in the naval defense market were primarily due to the timing of sales on the CVN-80 aircraft carrier and Virginia-class submarine programs, as well as the timing of orders on various submarine and surface combat ship programs. These decreases were partially offset by production ramps on the Columbia-class submarine and CVN-81 aircraft carrier programs.

Commercial Markets

Commercial sales increased $32 million, or 4%, to $887 million, primarily due to higher demand for our industrial vehicle products in the general industrial market. In the power & process market, higher nuclear aftermarket sales were essentially offset by the wind-down on the China Direct AP1000 program and the sale of our industrial valve business in Germany in the current period.

Liquidity and Capital Resources

Sources and Uses of Cash

We derive the majority of our operating cash inflow from receipts on the sale of goods and services and cash outflow for the procurement of materials and labor; cash flow is therefore subject to market fluctuations and conditions. Most of our long-term contracts allow for several billing points (progress or milestone) that provide us with cash receipts as costs are incurred throughout the project rather than upon contract completion, thereby reducing working capital requirements.

Consolidated Statement of Cash Flows

	Year ended December 31,	
(In thousands)	**2022**	**2021**
Net cash provided by (used in):		
Operating activities	$ 294,776	$387,668
Investing activities	(325,867)	(42,403)
Financing activities	129,428	(369,129)
Effect of exchange rates	(12,367)	(3,380)
Net increase (decrease) in cash and cash equivalents	$ 85,970	$ (27,244)

Operating Activities

Cash provided by operating activities decreased $93 million to $295 million from the comparable prior year period, primarily due to higher inventory purchases, lower advanced cash receipts, and a legal settlement payment made to WEC during the current period.

Investing Activities

Capital Expenditures

Our capital expenditures were $38 million and $41 million for 2022 and 2021, respectively. The decrease in capital expenditures was primarily due to lower capital spending during the current period.

Divestitures

In January 2022, the Corporation completed the sale of its industrial valve business in Germany, for gross cash proceeds of $3 million. No material divestitures took place during 2021.

Acquisitions

In 2022, we acquired two businesses for $282 million. In 2021, we did not complete any acquisitions.

Future acquisitions will depend, in part, on the availability of financial resources at a cost of capital that meet our stringent criteria. As such, future acquisitions, if any, may be funded through the use of our cash and cash equivalents, through additional financing available under the credit agreement, or through new financing alternatives.

Financing Activities

Debt Issuances and Repayments

On October 27, 2022, we issued $300 million Senior Notes, consisting of $200 million 4.49% notes that mature on October 27, 2032 and $100 million 4.64% notes that mature on October 27, 2034.

In the fourth quarter of 2021, we repaid $100 million of the 2011 Notes that matured on December 1, 2021.

Revolving Credit Agreement

In May 2022, we terminated our existing credit agreement, which was set to expire in October 2023, and entered into a new Credit Agreement ("Credit Agreement") with a syndicate of financial institutions. The Credit Agreement, which is set to expire in May 2027, increases the size of our revolving credit facility to $750 million, and expands the accordion feature to $250 million.

As of December 31, 2022, we had no borrowings outstanding under the Credit Agreement and $17 million in letters of credit supported by the credit facility. The unused credit available under the Credit Agreement as of December 31, 2022 was $733 million, which could be borrowed in full without violating any of our debt covenants. As of December 31, 2021, we had $94 million of borrowings outstanding under our prior Credit Agreement.

Repurchase of Common Stock

During 2022, the Company repurchased approximately 0.4 million shares of its common stock for $57 million. In 2021, the Company repurchased approximately 2.7 million shares of its common stock for $343 million.

Dividends

The Company made dividend payments of approximately $29 million in both 2022 and 2021.

Capital Resources

Cash in U.S. and Foreign Jurisdictions

	As of December 31,	
(In thousands)	**2022**	**2021**
United States of America	$147,851	$ 37,361
United Kingdom	48,203	69,732
Canada	33,268	24,019
European Union	8,721	12,154
China	7,889	13,403
Other foreign countries	11,042	14,335
Total cash and cash equivalents	$256,974	$171,004

Cash and cash equivalents as of December 31, 2022 and December 31, 2021 were $257 million and $171 million, respectively. The increase in cash held by U.S. subsidiaries during 2022 as compared to 2021 was primarily due to lower share repurchase activity and higher foreign cash repatriation during the current period. The decrease in cash held by foreign subsidiaries during 2022 as compared to 2021 was primarily due to higher aforementioned foreign cash repatriation and lower net cash receipts during the current period. There are no legal or economic restrictions on the ability of any of our subsidiaries to transfer funds, absent certain regulatory approvals in China, where approximately $8 million of our foreign cash resides.

Cash Utilization

Management continually evaluates cash utilization alternatives, including share repurchases, acquisitions, increased dividends, capital expenditures, and repaying debt to determine the most beneficial use of available capital resources. We believe that our cash and cash equivalents, cash flow from operations, available borrowings under the credit facility, and ability to raise additional capital through the credit markets are sufficient to meet both the short-term and long-term capital needs of the organization, including the return of capital to shareholders through dividends and share repurchases and growing our business through acquisitions.

Debt Compliance

As of December 31, 2022, we were in compliance with all debt agreements and credit facility covenants, including our most restrictive covenant, which is our debt to capitalization ratio limit of 60%. As of December 31, 2022, we had the ability to incur total additional indebtedness of $1.7 billion without violating our debt to capitalization covenant.

Future Commitments

Cash generated from operations should be adequate to meet our planned capital expenditures of approximately $50 million to $60 million and expected dividend payments of approximately $29 million in 2023. There can be no assurance, however, that we will continue to generate cash from operations at the current level, or that these projections will remain constant throughout 2023. If cash generated from operations is not sufficient to support these operating requirements and investing activities, we may be required to reduce capital expenditures, borrow from our existing credit line, refinance a portion of our existing debt, or obtain additional financing. While all companies are subject to economic risk, we believe that our cash and cash equivalents, cash flow from operations, available borrowings under the credit facility, and ability to raise additional capital through the credit markets are sufficient to meet both the short-term and long-term capital needs of the organization, including the return of capital to shareholders through dividends and share repurchases and growing our business through acquisitions.

The following table quantifies our significant future contractual obligations and commercial commitments as of December 31, 2022:

(In thousands)	Total	2023	2024	2025	2026	2027	Thereafter
Debt Principal Repayments	$1,250,000	$202,500	$ —	$ 90,000	$200,000	$ —	$757,500
Operating Leases	188,912	35,688	32,830	25,728	21,025	15,787	57,854
Interest Payments on Fixed Rate Debt	310,781	46,318	41,448	40,235	37,441	29,503	115,836
Total	$1,749,693	$284,506	$74,278	$155,963	$258,466	$45,290	$931,190

We enter into standby letters of credit agreements and guarantees with financial institutions and customers primarily relating to future performance on certain contracts to provide products and services and to secure advance payments we have received from certain international customers. As of December 31, 2022, we had contingent liabilities on outstanding letters of credit due as follows:

(In thousands)	Total	2023	2024	2025	2026	2027	Thereafter
Letters of Credit[1]	$17,325	$7,194	$4,247	$5,297	$53	$209	$325

[1] Amounts exclude bank guarantees of approximately $2.5 million.

Critical Accounting Estimates and Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions are affected by the application of our accounting policies. Critical accounting policies are those that require application of management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations:

Revenue Recognition

We account for revenues in accordance with ASC 606, *Revenue from Contracts with Customers*. Under ASC 606, revenue is recognized when control of a promised good and/or service is transferred to a customer at a transaction price that reflects the consideration that we expect to be entitled to in exchange for that good and/or service. The unit of account is a performance obligation whereby a contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the respective performance obligation is satisfied. In certain instances, the transaction price may include estimated amounts of variable consideration including but not limited to incentives, awards, price escalations, liquidated damages, and penalties, only to the extent that it is probable that a significant reversal of cumulative revenue recognized to date around such variable consideration will not occur. We estimate variable consideration to be included in the transaction price using either the expected value method or most likely amount method. Variable consideration associated with our respective arrangements is not typically constrained.

Performance obligations are satisfied either at a point-in-time or on an over-time basis. Contracts that qualify for over-time revenue recognition are generally associated with the design, development, and manufacture of highly engineered industrial products used in commercial and defense applications and generally span between 2-5 years in duration. Revenue recognized on an over-time basis for the year ended December 31, 2022 accounted for approximately 51% of total net sales. Typically, over-time revenue recognition is based on the utilization of an input measure used to measure progress, such as costs incurred to date relative to total estimated costs. Application of an over-time revenue recognition method requires the use of reasonable and dependable estimates of future material, labor, and overhead costs that will be incurred as well as a disciplined cost estimating system in which all functions of the business are integrally involved. These estimates are determined based on industry knowledge and experience of our engineers, project managers, and financial staff. Changes in total estimated costs are recognized using the cumulative catch-up method of accounting which recognizes the cumulative effect of the changes on current and prior periods in the current period. During the years ended December 31, 2022, 2021, and 2020, there were no significant changes in estimated contract costs.

If a performance obligation does not qualify for over-time revenue recognition, revenue is then recognized at the point-in-time in which control of the distinct good or service is transferred to the customer, typically based upon the terms of delivery. Revenue recognized at a point-in-time for the year ended December 31, 2022 accounted for approximately 49% of total net sales.

Timing of revenue recognition and cash collection may result in billed receivables, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the Consolidated Balance Sheet. Contract assets primarily relate to our right to consideration for work completed but not billed as of the reporting date. Contract assets are transferred to billed receivables when the rights to consideration become unconditional. Contract liabilities primarily consist of customer advances received prior to revenue being earned. Contract assets and contract liabilities are reported in the "Receivables, net" and "Deferred revenue" lines, respectively, within the Consolidated Balance Sheet.

Inventory

Inventory costs include materials, direct labor, purchasing, and manufacturing overhead costs, which are stated at the lower of cost or net realizable value. We estimate the net realizable value of our inventories and establish reserves to reduce the carrying amount of these inventories to net realizable value, as necessary. We continually evaluate the adequacy of the inventory reserves by reviewing historical scrap rates, on-hand quantities as compared with historical and projected usage levels, and other anticipated contractual requirements. We generally hold reserved inventory for extended periods before scrapping and disposing of the reserved inventory, which contributes to a higher level of reserved inventory relative to the level of annual inventory write-offs.

We purchase materials for the manufacture of components for sale. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected price, future estimated availability, existing and projected contracts to produce certain items, and the estimated needs for our businesses.

Pension and Other Postretirement Benefits

In consultation with our actuaries, we determine the appropriate assumptions for use in determining the liability for future pension and other postretirement benefits. The most significant of these assumptions include the discount rates used to determine plan obligations, the expected return on plan assets, and the number of employees who will receive benefits, their tenure, their salary levels, and their projected mortality. Changes in these assumptions, if significant in future years, may have an effect on our pension and postretirement expense, associated pension and postretirement assets and liabilities, and our annual cash requirements to fund these plans.

The discount rate used to determine the plan benefit obligations as of December 31, 2022, and the annual periodic costs for 2023, was increased from 2.87% to 5.04% for the Curtiss-Wright Pension Plan, and from 2.70% to 4.99% for the nonqualified benefit plan, to reflect current economic conditions. The rates reflect the hypothetical rates at which the projected benefit obligations could be effectively settled or paid out to participants on that date. We determine our discount rates for past service liabilities and service cost by utilizing a select bond yield curve developed by our actuaries, which is based on the rates of return on high-quality, fixed-income corporate bonds available at the measurement date with maturities that match the plan's expected cash outflows for benefit payments. Interest cost is determined by applying the spot rate from the full yield curve to each anticipated benefit payment. The discount rate changes contributed to a decrease in the benefit obligation of $181 million in the CW plans.

The rate of compensation increase for base pay in the pension plans decreased to a weighted average of 3.4% for the current period, based upon a graded scale of 4.1% to 2.9% that decrements as pay increases, which reflects the experience over past years and the Company's expectation of future salary increases. We also updated our mortality assumptions from prior year for the CW Pension plan by adopting a 50/50 blend of the Pri-2012 Aggregate and White Collar tables published by the Society of Actuaries in October 2019, while retaining the White Collar table for the nonqualified plan. We also adopted the MP-2021 projected mortality scale published in October 2021, with no pandemic adjustments.

The overall expected return on assets assumption is based primarily on the expectations of future performance. Expected future performance is determined by weighting the expected returns for each asset class by the plan's asset allocation. The expected returns are based on long-term capital market assumptions provided by our investment consultants. Based on a review of market trends, actual returns on plan assets, and other factors, the Company's expected long-term rate of return on plan assets was increased to 6.50% as of December 31, 2022, which will be utilized for determining 2023 pension cost. An expected long-term rate of return of 5.75% was used for determining 2022 expense, with 6.50% used for 2021 pension expense and 7.50% used for 2020 pension expense.

The timing and amount of future pension income or expense to be recognized each year is dependent on the demographics and expected compensation of the plan participants, the expected interest rates in effect in future years, inflation, and the actual and expected investment returns of the assets in the pension trust.

The funded status of the Curtiss-Wright Pension Plan decreased by $24 million in 2022, primarily driven by unfavorable asset experience due to weak market performance in 2022, partially offset by a lower benefit obligation due to higher interest rates.

The following table reflects the impact of changes in selected assumptions used to determine the funded status of the Company's U.S. qualified and nonqualified pension plans as of December 31, 2022 (in thousands, except for percentage point change):

Assumption	Percentage Point Change	Increase in Benefit Obligation	Increase in Expense
Discount rate	(0.25)%	$16,976	$ (231)
Expected return on assets	(0.25)%	—	$2,223

See Note 17 to the Consolidated Financial Statements for further information on our pension and postretirement plans.

Goodwill

We have $1.5 billion in goodwill as of December 31, 2022. Generally, the largest separately identifiable asset from the businesses that we acquire is the value of their assembled workforces, which includes the additional benefit received from management, administrative, marketing, business development, engineering, and technical employees of the acquired businesses. The success of our acquisitions, including the ability to retain existing business and to successfully compete for and win new business, is based on the additional benefit received from management, administrative, marketing, and business development, scientific, engineering, and technical skills and knowledge of our employees rather than on productive capital (plant and equipment, technology, and intellectual property). Therefore, since intangible assets for assembled workforces are part of goodwill, the substantial majority of the intangible assets for our acquired business acquisitions are recognized as goodwill.

We test for goodwill impairment annually, at the reporting unit level, in the fourth quarter, which coincides with the preparation of our strategic operating plan. Additionally, goodwill is tested for impairment when an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

We perform either a quantitative or qualitative assessment to assess if the fair value of the respective reporting unit exceeds its carrying value. The qualitative goodwill impairment assessment requires evaluating factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As part of our goodwill qualitative assessment process for each reporting unit, when utilized, we evaluate various factors that are specific to the reporting unit as well as industry and macroeconomic factors in order to determine whether it is reasonably likely to have a material impact on the fair value of our reporting units. Examples of the factors that are considered include the results of the most recent impairment test, current and long-range forecasts, and changes in the strategic outlook or organizational structure of the reporting units. The long-range financial forecasts of the reporting units are compared to the forecasts used in the prior year analysis to determine if management expectations for the business have changed.

Actual results may differ from those estimates. When performing the quantitative assessment to calculate the fair value of a reporting unit, we consider both comparative market multiples as well as estimated discounted cash flows for the reporting unit. The significant estimates and assumptions include, but are not limited to, revenue growth rates, operating margins, and future economic and market conditions. The discount rates are based upon the reporting unit's weighted average cost of capital. As a supplement, we conduct additional sensitivity analysis to assess the risk for potential impairment based upon changes in the key assumptions such as the discount rate, expected long-term growth rate, and cash flow projections. Based upon the completion of our annual test as of October 31, 2022, we determined that there was no impairment of goodwill and that all reporting units' estimated fair values were substantially in excess of their carrying amounts.

Other Intangible Assets

Other intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, and trademarks. Intangible assets are recorded at their fair values as determined through purchase accounting, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows arising from follow-on sales. Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which generally range from 1 to 20 years. Customer-related intangibles primarily consist of customer relationships, which reflect the value of the benefit derived from the incremental revenue and related cash flows as a direct result of the customer relationship. We review the recoverability of all intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. We would record any impairment in the reporting period in which it has been identified.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to certain market risks from changes in interest rates and foreign currency exchange rates as a result of our global operating and financing activities. We seek to minimize any material risks from foreign currency exchange rate fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We used forward foreign currency contracts to manage our currency rate exposures during the year ended December 31, 2022, and, in order to manage our interest rate risk, we may, from time to time, enter into interest rate swaps to balance the ratio of fixed to floating rate debt. We do not use such instruments for trading or other speculative purposes. Information regarding our accounting policy on financial instruments is contained in Note 1 to the Consolidated Financial Statements.

Interest Rates

The market risk for a change in interest rates relates primarily to our debt obligations. Our fixed rate interest exposure was 100% and 91% as of December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, a change in interest rates of 1% would not have a material impact on consolidated interest expense. Information regarding our Senior Notes and Revolving Credit Agreement is contained in Note 14 to the Consolidated Financial Statements.

Foreign Currency Exchange Rates

Although the majority of our business is transacted in U.S. dollars, we do have market risk exposure to changes in foreign currency exchange rates, primarily as it relates to the value of the U.S. dollar versus the British Pound, Canadian dollar, and Euro. Any significant change against the U.S. dollar in the value of the currencies of those countries in which we do business could have an effect on our business, financial condition, and results of operations. If foreign exchange rates were to collectively weaken or strengthen against the U.S. dollar by 10%, net earnings would have decreased or increased, respectively, by approximately $7 million as it relates exclusively to foreign currency exchange rate exposures.

Financial instruments expose us to counter-party credit risk for non-performance and to market risk for changes in interest and foreign currency rates. We manage exposure to counter-party credit risk through specific minimum credit standards, diversification of counter-parties, and procedures to monitor concentrations of credit risk. We monitor the impact of market risk on the fair value and cash flows of our investments by investing primarily in investment grade interest-bearing securities, which have short-term maturities. We attempt to minimize possible changes in interest and currency exchange rates to amounts that are not material to our results of operations and cash flows.

Item 8. Financial Statements and Supplementary Data.

CONSOLIDATED STATEMENTS OF EARNINGS

	For the years ended December 31,		
(In thousands, except per share data)	**2022**	**2021**	**2020**
Net sales			
Product sales	$2,135,882	$2,109,617	$2,041,086
Service sales	421,143	396,314	350,250
Total net sales	2,557,025	2,505,931	2,391,336
Cost of sales			
Cost of product sales	1,348,569	1,330,191	1,319,562
Cost of service sales	253,847	242,384	230,547
Total cost of sales	1,602,416	1,572,575	1,550,109
Gross profit	954,609	933,356	841,227
Research and development expenses	80,836	88,489	74,816
Selling expenses	121,586	116,956	109,537
General and administrative expenses	324,093	326,140	303,288
Loss on divestiture	4,651	—	—
Impairment of assets held for sale	—	19,088	33,043
Restructuring expenses	—	—	31,695
Operating income	423,443	382,683	288,848
Interest expense	46,980	40,240	35,545
Other income, net	12,732	12,067	9,748
Earnings before income taxes	389,195	354,510	263,051
Provision for income taxes	(94,847)	(87,351)	(61,659)
Net earnings	$ 294,348	$ 267,159	$ 201,392
Basic earnings per share	$ 7.67	$ 6.61	$ 4.83
Diluted earnings per share	$ 7.62	$ 6.58	$ 4.80
Dividends per share	$ 0.75	$ 0.71	$ 0.68
Weighted average shares outstanding:			
Basic	38,386	40,417	41,738
Diluted	38,649	40,602	41,999

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,		
(In thousands)	2022	2021	2020
Net earnings	$294,348	$267,159	$201,392
Other comprehensive income			
Foreign currency translation, net of tax[1]	(61,241)	(10,829)	41,282
Pension and postretirement adjustments, net of tax[2]	(7,210)	131,220	(26,864)
Other comprehensive income (loss), net of tax	(68,451)	120,391	14,418
Comprehensive income	$225,897	$387,550	$215,810

[1] The tax benefit (expense) included in other comprehensive income for foreign currency translation adjustments for 2022, 2021, and 2020 was immaterial.

[2] The tax benefit (expense) included in other comprehensive income for pension and postretirement adjustments for 2022, 2021, and 2020 was $3.1 million, ($42.3) million, and $8.3 million, respectively.

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)		As of December 31, 2022	As of December 31, 2021
ASSETS			
Current assets:			
Cash and cash equivalents		$ 256,974	$ 171,004
Receivables, net		724,603	647,148
Inventories, net		483,113	411,567
Assets held for sale		—	10,988
Other current assets		52,623	67,101
Total current assets		1,517,313	1,307,808
Property, plant, and equipment, net		342,708	360,031
Goodwill		1,544,635	1,463,026
Other intangible assets, net		620,897	538,077
Operating lease right-of-use assets, net		153,855	143,613
Prepaid pension asset		222,627	256,422
Other assets		47,567	34,568
Total assets		$ 4,449,602	$ 4,103,545
LIABILITIES			
Current liabilities:			
Current portion of long-term and short-term debt		$ 202,500	$ —
Accounts payable		266,525	211,640
Accrued expenses		177,536	147,701
Deferred revenue		242,483	260,157
Liabilities held for sale		—	12,655
Other current liabilities		82,395	102,714
Total current liabilities		971,439	734,867
Long-term debt		1,051,900	1,050,610
Deferred tax liabilities		123,001	147,349
Accrued pension and other postretirement benefit costs		58,348	91,329
Long-term operating lease liability		132,275	127,152
Long-term portion of environmental reserves		12,547	13,656
Other liabilities		107,973	112,092
Total liabilities		2,457,483	2,277,055
Contingencies and Commitments (Notes 10, 14, and 19)			
STOCKHOLDERS' EQUITY			
Common stock, $1 par value, 100,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 49,187,378 shares issued as of December 31, 2022 and December 31, 2021; outstanding shares were 38,259,722 as of December 31, 2022 and 38,469,778 as of December 31, 2021		49,187	49,187
Additional paid in capital		134,553	127,104
Retained earnings		3,174,396	2,908,827
Accumulated other comprehensive loss		(258,916)	(190,465)
Common treasury stock, at cost (10,927,656 shares as of December 31, 2022 and 10,717,600 shares as of December 31, 2021)		(1,107,101)	(1,068,163)
Total stockholders' equity		1,992,119	1,826,490
Total liabilities and stockholders' equity		$ 4,449,602	$ 4,103,545

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,	
(In thousands)	2022	2021	2020
Cash flows from operating activities:			
Net earnings	$ 294,348	$ 267,159	$ 201,392
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	112,027	114,384	115,903
Loss on divestiture	4,651	—	—
Impairment of assets held for sale	—	19,088	33,043
(Gain) on sale/disposal of long-lived assets	(4,671)	(568)	—
Deferred income taxes	(23,635)	(10,200)	(7,048)
Share-based compensation	15,384	13,450	14,437
Foreign exchange loss on substantial liquidation of subsidiary	—	—	9,351
Non-cash restructuring charges	—	—	15,628
Changes in operating assets and liabilities, net of businesses acquired and disposed of:			
Receivables, net	(74,798)	(59,372)	71,147
Inventories, net	(60,620)	15,321	15,535
Progress payments	(3,099)	(3,672)	(7,689)
Accounts payable and accrued expenses	42,493	17,713	(55,513)
Deferred revenue	(17,646)	9,584	(33,179)
Income taxes	55,847	(12,988)	15,171
Pension and postretirement, net	(15,049)	(1,236)	(153,375)
Other	(30,456)	19,005	26,377
Net cash provided by operating activities	294,776	387,668	261,180
Cash flows from investing activities:			
Proceeds from sales and disposals of long-lived assets	9,841	4,045	2,930
Purchases of investments	(10,000)	—	—
Additions to property, plant, and equipment	(38,217)	(41,108)	(47,499)
Acquisition of businesses, net of cash acquired	(282,429)	—	(487,944)
Additional consideration paid on prior year acquisitions	(5,062)	(5,340)	—
Other	—	—	(17)
Net cash used for investing activities	(325,867)	(42,403)	(532,530)
Cash flows from financing activities:			
Borrowings under revolving credit facilities	1,697,647	455,950	570,675
Payment of revolving credit facilities	(1,791,547)	(362,050)	(570,675)
Borrowings of debt	300,000	—	300,000
Principal payments on debt	—	(100,000)	—
Repurchases of company stock	(56,870)	(343,129)	(200,018)
Proceeds from share-based compensation plans	9,997	9,705	11,148
Dividends paid	(28,779)	(28,660)	(28,175)
Other	(1,020)	(945)	(874)
Net cash provided by (used for) financing activities	129,428	(369,129)	82,081
Effect of exchange-rate changes on cash	(12,367)	(3,380)	(3,516)
Net increase (decrease) in cash and cash equivalents	85,970	(27,244)	(192,785)
Cash and cash equivalents at beginning of year	171,004	198,248	391,033
Cash and cash equivalents at end of year	256,974	171,004	198,248

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
January 1, 2020	$49,187	$116,070	$2,497,111	$(325,274)	$ (562,722)
Net earnings	—	—	201,392	—	—
Other comprehensive income, net of tax	—	—	—	14,418	—
Dividends paid	—	—	(28,175)	—	—
Restricted stock	—	(4,115)	—	—	4,115
Employee stock purchase plan and stock options exercised	—	(3,286)	—	—	14,434
Share-based compensation	—	14,383	—	—	54
Repurchase of common stock[1]	—	—	—	—	(200,018)
Other	—	(517)	—	—	517
December 31, 2020	$49,187	$122,535	$2,670,328	$(310,856)	$ (743,620)
Net earnings	—	—	267,159	—	—
Other comprehensive income, net of tax	—	—	—	120,391	—
Dividends paid	—	—	(28,660)	—	—
Restricted stock	—	(9,007)	—	—	9,007
Employee stock purchase plan	—	877	—	—	8,828
Share-based compensation	—	13,296	—	—	154
Repurchase of common stock[1]	—	—	—	—	(343,129)
Other	—	(597)	—	—	597
December 31, 2021	$49,187	$127,104	$2,908,827	$(190,465)	$(1,068,163)
Net earnings	—	—	294,348	—	—
Other comprehensive loss, net of tax	—	—	—	(68,451)	—
Dividends paid	—	—	(28,779)	—	—
Restricted stock	—	(8,523)	—	—	8,523
Employee stock purchase plan	—	1,273	—	—	8,724
Share-based compensation	—	15,205	—	—	179
Repurchase of common stock[1]	—	—	—	—	(56,870)
Other	—	(506)	—	—	506
December 31, 2022	$49,187	$134,553	$3,174,396	$(258,916)	$(1,107,101)

[1] For the years ended December 31, 2022, 2021, and 2020, the Corporation repurchased approximately 0.4 million, 2.7 million, and 2.0 million shares of its common stock, respectively.

See notes to consolidated financial statements

46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Curtiss-Wright Corporation and its subsidiaries (the Corporation or the Company) is a global integrated business that provides highly engineered products, solutions, and services mainly to aerospace & defense markets, as well as critical technologies in demanding commercial power, process, and industrial markets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries. All intercompany transactions and accounts have been eliminated.

Use of Estimates

The financial statements of the Corporation have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), which requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities in the accompanying financial statements. The most significant of these estimates includes the estimate of costs to complete on certain contracts using the over-time revenue recognition accounting method, cash flow estimates used for testing the recoverability of assets, pension plan and postretirement obligation assumptions, estimates for inventory obsolescence, fair value estimates around assets and assumed liabilities from acquisitions, estimates for the valuation and useful lives of intangible assets, legal reserves, and the estimate of future environmental costs. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and commercial paper that are readily convertible into cash, all with original maturity dates of three months or less.

Inventory

Inventories are stated at lower of cost or net realizable value. Production costs are comprised of direct material and labor and applicable manufacturing overhead.

Progress Payments

Certain long-term contracts provide for interim billings as costs are incurred on the respective contracts. Pursuant to contract provisions, agencies of the U.S. Government and other customers obtain control of promised goods or services to the extent that progress payments are received. Accordingly, these receipts have been reported as a reduction of unbilled receivables as presented in Note 5 to the Consolidated Financial Statements. In the event that progress payments received exceed revenue recognized to date on a specific contract, a contract liability has been established with such amount reported in the "Deferred revenue" line within the Consolidated Balance Sheet.

The Corporation also receives progress payments on development contracts related to certain aerospace and defense programs. Progress payments received on partially funded development contracts have been reported as a reduction of inventories, as presented in Note 6 to the Consolidated Financial Statements.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs that do not improve or extend the life of the asset are expensed in the period that they are incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Average useful lives for property, plant, and equipment are as follows:

Buildings and improvements	5 to 40 years
Machinery, equipment, and other	3 to 15 years

See Note 7 to the Consolidated Financial Statements for further information on property, plant, and equipment.

Intangible Assets

Intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, trademarks, and technology licenses. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from 1 to 20 years. See Note 9 to the Consolidated Financial Statements for further information on other intangible assets.

Impairment of Long-Lived Assets

The Corporation reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. If required, the Corporation compares the estimated fair value determined by either the undiscounted future net cash flows or appraised value to the related asset's carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value in the period in which the impairment becomes known. The Corporation recognized no significant impairment charges on assets held in use during the years ended December 31, 2022, 2021, and 2020.

Goodwill

Goodwill results from business acquisitions. The Corporation accounts for business acquisitions by allocating the purchase price to the tangible and intangible assets acquired and liabilities assumed. Assets acquired and liabilities assumed are recorded at their fair values, and the excess of the purchase price over the amounts allocated is recorded as goodwill. The recoverability of goodwill is subject to an annual impairment test or whenever an event occurs or circumstances change that would more likely than not result in an impairment. The impairment test is based on the estimated fair value of the underlying businesses. The Corporation's goodwill impairment test is performed annually in the fourth quarter of each year. See Note 8 to the Consolidated Financial Statements for further information on goodwill.

Fair Value of Financial Instruments

Accounting guidance requires certain disclosures regarding the fair value of financial instruments. Due to the short maturities of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, the net book value of these financial instruments is deemed to approximate fair value. See Notes 11 and 14 to the Consolidated Financial Statements for further information on the Corporation's financial instruments.

Research and Development

The Corporation funds research and development programs for commercial products and independent research and development and bid and proposal work related to government contracts. Development costs include engineering for new customer requirements. Corporation-sponsored research and development costs are expensed as incurred.

Research and development costs associated with customer-sponsored programs are capitalized to inventory and are recorded in cost of sales when products are delivered or services performed. Funds received under shared development contracts are a reduction of the total development expenditures under the shared contract and are shown net as research and development costs.

Accounting for Share-Based Payments

The Corporation follows the fair value based method of accounting for share-based employee compensation, which requires the Corporation to expense all share-based employee compensation. Share-based employee compensation is a non-cash expense since the Corporation settles these obligations by issuing the shares of Curtiss-Wright Corporation instead of settling such obligations with cash payments.

Compensation expense for performance shares and time-based restricted stock is recognized over the requisite service period for the entire award based on the grant date fair value.

Income Taxes

The Corporation accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Corporation records amounts related to uncertain income tax positions by 1) prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and 2) the measurement of the income tax benefits recognized from such positions. The Corporation's accounting policy is to classify uncertain income tax positions that are not expected to be resolved in one year as a non-current income tax liability and to classify interest and penalties as a component of interest expense and general and administrative expenses, respectively. See Note 13 to the Consolidated Financial Statements for further information.

Foreign Currency

For operations outside the United States of America that prepare financial statements in currencies other than the U.S. dollar, the Corporation translates assets and liabilities at period-end exchange rates and income statement amounts using weighted-average exchange rates for the period. The cumulative effect of translation adjustments is presented as a component of accumulated other comprehensive income (loss) within stockholders' equity. This balance is primarily affected by foreign currency exchange rate fluctuations. (Gains) and losses from foreign currency transactions are included in general and administrative expenses in the Consolidated Statement of Earnings, which amounted to ($2.6) million, $1.8 million, and $3.9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Derivatives

Forward Foreign Exchange and Currency Option Contracts

The Corporation uses financial instruments, such as forward exchange and currency option contracts, to hedge a portion of existing and anticipated foreign currency denominated transactions. The purpose of the Corporation's foreign currency risk management program is to reduce volatility in earnings caused by exchange rate fluctuations. All derivative financial instruments are recorded at fair value based upon quoted market prices for comparable instruments, with the gain or loss on these transactions recorded into earnings in the period in which they occur. The Corporation does not use derivative financial instruments for trading or speculative purposes.

Interest Rate Risks and Related Strategies

The Corporation's primary interest rate exposure results from changes in U.S. dollar interest rates. The Corporation's policy is to manage interest cost using a mix of fixed and variable rate debt. The Corporation periodically uses interest rate swaps to manage such exposures. Under these interest rate swaps, the Corporation exchanges, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

For interest rate swaps designated as fair value hedges (i.e., hedges against the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates.

2. REVENUE

The Corporation accounts for revenues in accordance with ASC 606, *Revenue from Contracts with Customers*. Under ASC 606, revenue is recognized when control of a promised good and/or service is transferred to a customer at a transaction price that reflects the consideration that the Corporation expects to be entitled to in exchange for that good and/or service.

Performance Obligations

The Corporation identifies a performance obligation for each promise in a contract to transfer a distinct good or service to the customer. As part of its assessment, the Corporation considers all goods and/or services promised in the contract, regardless of whether they are explicitly stated or implied by customary business practices. The Corporation's contracts may contain either a single performance obligation, including the promise to transfer individual goods or services that are not separately distinct within the context of the respective contracts, or multiple performance obligations. For contracts with multiple performance obligations, the Corporation allocates the overall transaction price to each performance obligation using standalone selling prices, where available, or utilizes estimates for each distinct good or service in the contract where standalone prices are not available. In certain instances, the transaction price may include estimated amounts of variable consideration including but not limited to incentives, awards, price escalations, liquidated damages, and penalties, only to the extent that it is probable that a significant reversal of cumulative revenue recognized to date around such variable consideration will not occur. The Corporation estimates variable consideration to be included in the transaction price using either the expected value method or most likely amount method, contingent upon the facts and circumstances of the specific arrangement. Variable consideration associated with the Corporation's respective arrangements is not typically constrained.

The Corporation's performance obligations are satisfied either at a point-in-time or on an over-time basis. Typically, over-time revenue recognition is based on the utilization of an input measure used to measure progress, such as costs incurred to date relative to total estimated costs. Changes in total estimated costs are recognized using the cumulative catch-up method of accounting which recognizes the cumulative effect of the changes on current and prior periods in the current period. Accordingly, the effect of the changes on future periods of contract performance is recognized as if the revised estimate had been the original estimate. A significant change in an estimate on one or more contracts could have a material effect on the Corporation's consolidated financial position, results or operations, or cash flows. There were no significant changes in estimated contract costs during 2022, 2021, or 2020. If a performance obligation does not qualify for over-time revenue recognition, revenue is then recognized at the point-in-time in which control of the distinct good or service is transferred to the customer, typically based upon the terms of delivery.

The following table illustrates the approximate percentage of revenue recognized for performance obligations satisfied over-time versus at a point-in-time for the years ended December 31, 2022, 2021, and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
Over-time	51%	50%	52%
Point-in-time	49%	50%	48%

Contract backlog represents the remaining performance obligations that have not yet been recognized as revenue. Backlog includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. Total backlog was approximately $2.6 billion as of December 31, 2022, of which the Corporation expects to recognize approximately 89% as net sales over the next 36 months. The remainder will be recognized thereafter.

Disaggregation of Revenue

The following table presents the Corporation's total net sales disaggregated by end market and customer type:

Total Net Sales by End Market and Customer Type	Year Ended December 31,		
(In thousands)	2022	2021	2020
Aerospace & Defense			
Aerospace Defense	$ 479,743	$ 452,661	$ 463,690
Ground Defense	219,739	220,290	107,448
Naval Defense	694,015	710,688	692,152
Commercial Aerospace	276,519	267,722	325,518
Total Aerospace & Defense Customers	$1,670,016	$1,651,361	$1,588,808
Commercial			
Power & Process	$ 472,300	$ 473,489	$ 474,842
General Industrial	414,709	381,081	327,686
Total Commercial Customers	$ 887,009	$ 854,570	$ 802,528
Total	$2,557,025	$2,505,931	$2,391,336

Contract Balances

Timing of revenue recognition and cash collection may result in billed receivables, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the Consolidated Balance Sheet. The Corporation's contract assets primarily relate to its rights to consideration for work completed but not billed as of the reporting date. Contract assets are transferred to billed receivables when the rights to consideration become unconditional. This is typical in situations where amounts are billed as work progresses in accordance with agreed-upon contractual terms or upon achievement of contractual milestones. The Corporation's contract liabilities primarily consist of customer advances received prior to revenue being earned. Revenues recognized for the years ended December 31, 2022, 2021, and 2020 included in the contract liabilities balance at the beginning of the respective years were approximately $219 million, $210 million, and $224 million, respectively. Changes in contract assets and contract liabilities as of December 31, 2022 were not materially impacted by any other factors. Contract assets and contract liabilities are reported in the "Receivables, net" and "Deferred revenue" lines, respectively, within the Consolidated Balance Sheet.

3. ACQUISITIONS

The Corporation continually evaluates potential acquisitions that either strategically fit within the Corporation's existing portfolio or expand the Corporation's portfolio into new product lines or adjacent markets. The Corporation has completed numerous acquisitions that have been accounted for as business combinations and have resulted in the recognition of goodwill in the Corporation's financial statements. This goodwill arises because the purchase prices for these businesses reflect the future earnings and cash flow potential in excess of the earnings and cash flows attributable to the current product and customer set at the time of acquisition. Thus, goodwill inherently includes the know-how of the assembled workforce, the ability of the workforce to further improve the technology and product offerings, and the expected cash flows resulting from these efforts. Goodwill may also include expected synergies resulting from the complementary strategic fit these businesses bring to existing operations.

The Corporation allocates the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. Only items identified as of the acquisition date are considered for subsequent adjustment. The Corporation will make appropriate adjustments to the purchase price allocation prior to completion of the measurement period, as required.

For the year ended December 31, 2022, the Corporation acquired two businesses for an aggregate purchase price of $282 million, net of cash acquired. The Corporation's current period acquisitions contributed $45 million of total net sales and $1 million of net losses for the year ended December 31, 2022 which are included in the Consolidated Statement of Earnings. Also, the Corporation paid $5 million during the year ended December 31, 2022 for the final portion of the purchase price on the acquisition of Dyna-Flo Control Valve Services Ltd. (Dyna-Flo), which was initially held back as security for potential indemnification claims against the seller in accordance with the terms of the Purchase Agreement.

For the year ended December 31, 2021, the Corporation did not complete any acquisitions. However, the Corporation paid $5 million during the year ended December 31, 2021 in regard to prior period acquisitions, which included a working capital adjustment on the acquisition of Pacific Star Communications, Inc. (PacStar), as well as a portion of the purchase price on the Dyna-Flo acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all acquisitions consummated:

(In thousands)	2022
Accounts receivable	$ 10,567
Inventory	24,088
Property, plant, and equipment	4,190
Intangible assets	147,074
Operating lease right-of-use assets, net	5,103
Other current and non-current assets	2,078
Current and non-current liabilities	(17,264)
Net tangible and intangible assets	175,836
Goodwill	106,593
Total Purchase price	$282,429
Goodwill deductible for tax purposes	$106,593

2022 Acquisitions

Keronite Group Limited ("Keronite")

On November 15, 2022, the Corporation completed the acquisition of Keronite for $34 million. The Purchase Agreement contains representations and warranties customary for a transaction of this type. The acquired business is a provider of Plasma Electrolytic Oxidation surface treatment applications and will operate within the Aerospace & Industrial segment. The acquisition is subject to post-closing adjustments with the purchase price allocation not yet complete.

Safran Aerosystems Arresting Company ("arresting systems acquisition")

On June 30, 2022, the Corporation completed its arresting systems acquisition for $249 million. The Purchase Agreement contains a purchase price adjustment mechanism and representations and warranties customary for a transaction of this type. The acquired business is a designer and manufacturer of mission-critical, fixed-wing aircraft emergency arresting system, and operates within the Naval & Power segment. The acquisition is subject to post-closing adjustments with the purchase price allocation not yet complete.

4. ASSETS HELD FOR SALE

During the fourth quarter of 2020, the Corporation committed to a plan to sell its industrial valve business in Germany, which met the criteria to be classified as held for sale at that time. Accordingly, the assets and liabilities of the business were presented as held for sale in the Corporation's Consolidated Balance Sheet, which resulted in impairment losses of $19 million and $33 million for the years ended December 31, 2021 and 2020, respectively.

In January 2022, the Corporation completed the sale of its industrial valve business in Germany, which was presented as held for sale in the Corporation's Consolidated Balance Sheet as of December 31, 2021, for gross cash proceeds of $3 million. The Corporation recorded a loss of $5 million upon sale closing during the first quarter of 2022.

5. RECEIVABLES

Receivables include current notes, amounts billed to customers, claims, other receivables, and unbilled revenue on long-term contracts, which consists of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year. An immaterial amount of billed receivables are subject to retainage provisions. The amount of claims and unapproved change orders within our receivables balances is immaterial.

The Corporation is either a prime contractor or subcontractor to various agencies of the U.S. Government. Revenues derived directly and indirectly from government sources (primarily the U.S. Government) were 54% and 55% of total net sales in 2022 and 2021, respectively. Total receivables due from government sources (primarily the U.S Government) were $474.5 million and $401.0 million as of December 31, 2022 and 2021, respectively. Government (primarily the U.S. Government) unbilled receivables, net of progress payments, were $280.6 million and $253.5 million as of December 31, 2022 and 2021, respectively.

The composition of receivables as of December 31 is as follows:

(In thousands)	2022	2021
Billed receivables:		
Trade and other receivables	$412,682	$362,007
Unbilled receivables:		
Recoverable costs and estimated earnings not billed	316,682	291,758
Less: Progress payments applied	(67)	(1,297)
Net unbilled receivables	316,615	290,461
Less: Allowance for doubtful accounts	(4,694)	(5,320)
Receivables, net	$724,603	$647,148

6. INVENTORIES

Inventoried costs contain amounts relating to long-term contracts and programs with long production cycles, a portion of which will not be realized within one year. The caption "Inventoried costs related to U.S. Government and other long-term contracts" includes an immaterial amount of claims or other similar items subject to uncertainty concerning their determination or realization. Inventories are valued at the lower of cost or net realizable value.

The composition of inventories as of December 31 is as follows:

(In thousands)	2022	2021
Raw materials	$242,116	$191,066
Work-in-process	76,328	78,221
Finished goods	128,090	98,944
Inventoried costs related to U.S. Government and other long-term contracts[1]	39,685	48,619
Inventories, net of reserves	486,219	416,850
Less: Progress payments applied	(3,106)	(5,283)
Inventories, net	$483,113	$411,567

[1] As of December 31, 2022, this caption also includes capitalized development costs of $16.8 million related to certain aerospace and defense programs. These capitalized costs will be liquidated as units are produced and sold under contract. As of December 31, 2022, capitalized development costs of $11.0 million are not currently supported by existing firm orders.

7. PROPERTY, PLANT, AND EQUIPMENT

The composition of property, plant, and equipment as of December 31 is as follows:

(In thousands)	2022	2021
Land	$ 16,880	$ 17,615
Buildings and improvements	252,713	239,217
Machinery, equipment, and other	866,761	885,970
Property, plant, and equipment, at cost	1,136,354	1,142,802
Less: Accumulated depreciation	(793,646)	(782,771)
Property, plant, and equipment, net	$ 342,708	$ 360,031

Depreciation expense for the years ended December 31, 2022, 2021, and 2020 was $51 million, $55 million, and $55 million, respectively.

8. GOODWILL

The changes in the carrying amount of goodwill for 2022 and 2021 are as follows:

(In thousands)	Aerospace & Industrial	Defense Electronics	Naval & Power	Consolidated
December 31, 2020	$316,921	$703,915	$434,301	$1,455,137
Adjustments[1]	—	12,943	—	12,943
Foreign currency translation adjustment	(774)	(2,844)	(1,436)	(5,054)
December 31, 2021	$316,147	$714,014	$432,865	$1,463,026
Acquisitions	12,445	—	94,148	106,593
Adjustments	—	967	—	967
Foreign currency translation adjustment	(7,042)	(12,195)	(6,714)	(25,951)
December 31, 2022	$321,550	$702,786	$520,299	$1,544,635

[1] Amount primarily relates to post-closing adjustments on the Corporation's acquisition of PacStar in October 2020.

The purchase price allocations relating to the businesses acquired are initially based on estimates. The Corporation adjusts these estimates based upon final analysis, including input from third party appraisals, when deemed appropriate. The determination of fair value is finalized no later than twelve months from acquisition. Goodwill adjustments represent subsequent adjustments to the purchase price allocation for acquisitions.

The Corporation completed its annual goodwill impairment testing as of October 31, 2022, 2021, and 2020 and concluded that there was no impairment of goodwill.

9. OTHER INTANGIBLE ASSETS, NET

Intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, and trademarks. Intangible assets are amortized over useful lives that generally range between 1 and 20 years.

The following tables present the cumulative composition of the Corporation's intangible assets as of December 31, 2022 and December 31, 2021, respectively.

(In thousands)	2022			2021		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Technology	$ 306,160	$(176,675)	$129,485	$ 274,615	$(164,077)	$110,538
Customer-related intangibles	666,638	(298,160)	368,478	568,720	(270,816)	297,904
Programs[1]	144,000	(34,200)	109,800	144,000	(27,000)	117,000
Other intangible assets	53,879	(40,745)	13,134	49,559	(36,924)	12,635
Total	$1,170,677	$(549,780)	$620,897	$1,036,894	$(498,817)	$538,077

[1] Programs include values assigned to major programs of acquired businesses and represent the aggregate value associated with the customer relationships, contracts, technology, and trademarks underlying the associated program.

During the year ended December 31, 2022, the Corporation acquired intangible assets of $147 million as a result of the Corporation's Keronite and arresting systems acquisitions, which included Customer-related intangibles of $106 million, Technology of $36 million, and Other intangible assets of $5 million. The weighted average amortization periods for these aforementioned intangible assets are 16.1 years, 14.9 years, and 10.0 years, respectively. During the year ended December 31, 2021, the Corporation did not acquire any intangible assets. However, as a result of finalizing the purchase price allocation related to the Corporation's acquisition of PacStar, approximately $12 million of intangible assets were reclassified to goodwill during 2021.

Amortization expense for the years ended December 31, 2022, 2021, and 2020 was $61 million, $60 million, and $61 million, respectively. The estimated future amortization expense of intangible assets over the next five years is as follows:

(In millions)	
2023	$65
2024	$56
2025	$54
2026	$53
2027	$50

10. LEASES

The Corporation conducts a portion of its operations from leased facilities, which include manufacturing and service facilities, administrative offices, and warehouses. In addition, the Corporation leases machinery and office equipment under operating leases. Our leases have remaining lease terms ranging from approximately 1 year to 15 years, some of which include options for renewals, escalations, or terminations. Rental expenses for all operating leases amounted to $42 million, $42 million, and $41 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Generally, the Corporation's lease contracts do not provide a readily determinable interest rate. Accordingly, the Corporation determines the incremental borrowing rate as of the lease commencement date in order to calculate the present value of its lease payments. The incremental borrowing rate is determined based on information available at the lease commencement date, including the lease term, market rates for the Corporation's outstanding debt, as well as market rates for debt of companies with similar credit ratings.

The components of lease expense were as follows:

(In thousands)	Year Ended	
	December 31, 2022	December 31, 2021
Operating lease cost	$42,125	$41,663
Finance lease cost:		
Depreciation of finance leases	$ 1,037	$ 1,037
Interest on lease liabilities	390	431
Total finance lease cost	$ 1,427	$ 1,468

Supplemental cash flow information related to leases was as follows:

(In thousands)	Year Ended	
	December 31, 2022	December 31, 2021
Cash used for operating activities:		
Operating cash flows used for operating leases	$(34,186)	$(33,352)
Operating cash flows used for finance leases	(390)	(431)
Non-cash activity:		
Right-of-use assets obtained in exchange for operating lease obligations	$ 17,740	$ 9,040

Supplemental balance sheet information related to leases was as follows:

(In thousands, except lease term and discount rate)	As of December 31,	
	2022	2021
Operating Leases		
Operating lease right-of-use assets, net	$153,855	$143,613
Other current liabilities	$ 29,910	$ 25,389
Long-term operating lease liability	132,275	127,152
Total operating lease liabilities	$162,185	$152,541
Finance Leases		
Property, plant, and equipment	$ 15,561	$ 15,561
Accumulated depreciation	(8,645)	(7,608)
Property, plant, and equipment, net	$ 6,916	$ 7,953
Other current liabilities	$ 1,098	$ 1,019
Other liabilities	7,924	9,022
Total finance lease liabilities	$ 9,022	$ 10,041
Weighted average remaining lease term		
Operating leases	7.5 years	8.3 years
Finance leases	6.7 years	7.7 years
Weighted average discount rate		
Operating leases	3.80%	3.51%
Finance leases	4.05%	4.05%

Maturities of lease liabilities were as follows:

(In thousands)	As of December 31, 2022	
	Operating Leases	Finance Leases
2023	$ 35,688	$ 1,445
2024	32,830	1,481
2025	25,728	1,518
2026	21,025	1,556
2027	15,787	1,595
Thereafter	57,854	2,743
Total lease payments	188,912	10,338
Less: imputed interest	(26,727)	(1,316)
Total	$162,185	$ 9,022

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Forward Foreign Exchange and Currency Option Contracts

The Corporation has foreign currency exposure, primarily in the United Kingdom, Canada, and Europe. The Corporation uses financial instruments, such as forward and option contracts, to hedge a portion of existing and anticipated foreign currency denominated transactions. The purpose of the Corporation's foreign currency risk management program is to reduce volatility in earnings caused by exchange rate fluctuations. Guidance on accounting for derivative instruments and hedging activities requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets.

Interest Rate Risks and Related Strategies

The Corporation's primary interest rate exposure results from changes in U.S. dollar interest rates. The Corporation's policy is to manage interest cost using a mix of fixed and variable rate debt. The Corporation periodically uses interest rate swaps to manage such exposures. Under these interest rate swaps, the Corporation exchanges, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The Corporation's foreign exchange contracts and interest rate swaps are considered Level 2 instruments which are based on market based inputs or unobservable inputs and corroborated by market data such as quoted prices, interest rates, or yield curves.

For interest rate swaps designated as fair value hedges (i.e., hedges against the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates.

Effects on Consolidated Balance Sheet

As of December 31, 2022 and December 31, 2021, the fair values of the asset and liability derivative instruments were immaterial.

Effects on Consolidated Statement of Earnings

Undesignated hedges

The location and amount of losses recognized in income on forward exchange derivative contracts not designated for hedge accounting for the years ended December 31, were as follows:

(In thousands)	2022	2021	2020
Forward exchange contracts:			
General and administrative expenses	$8,378	$1,499	$2,312

Debt

The estimated fair value amounts were determined by the Corporation using available market information, which is primarily based on quoted market prices for the same or similar issues as of December 31, 2022. The fair values of our debt instruments are characterized as Level 2 measurements which are based on market-based inputs or unobservable inputs and corroborated by market data such as quoted prices, interest rates, or yield curves. The estimated fair values of the Corporation's fixed rate debt instruments as of December 31, 2022, net of debt issuance costs, totaled $1,151 million compared to a carrying value, net of debt issuance costs, of $1,248 million. The estimated fair values of the Corporation's fixed rate debt instruments as of December 31, 2021, net of debt issuance costs, totaled $1,003 million compared to a carrying value, net of debt issuance costs, of $949 million.

The fair values described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses consist of the following as of December 31:

(In thousands)	2022	2021
Accrued compensation	$ 87,835	$ 99,835
Accrued interest	16,412	13,092
Accrued commissions	6,807	5,533
Accrued insurance	6,418	6,202
Income taxes payable	38,187	3,235
Other	21,877	19,804
Total accrued expenses	$177,536	$147,701

Other current liabilities consist of the following as of December 31:

(In thousands)	2022	2021
Short-term operating lease liabilities	$29,910	$ 25,389
Warranty reserves	18,147	15,268
WEC legal reserve	10,000	15,000
Pension and other postretirement liabilities	5,013	8,054
Other	19,325	39,003
Total other current liabilities	$82,395	$102,714

13. INCOME TAXES

2017 Tax Cuts and Jobs Act

In conjunction with the enactment of the 2017 Tax Cuts and Jobs Act (the Tax Act), the Corporation recorded provisional income tax expense of $18.2 million for the year ended December 31, 2017 related to the one-time transition tax on certain foreign earnings. The finalized transition tax of $23.6 million was to be paid over 8 years pursuant to the Tax Act. The transition tax liability, which is expected to be paid in 2024 and 2025, was $7.4 million as of December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2022, the Corporation reassessed its assertion around whether foreign undistributed earnings should continue to no longer be considered permanently reinvested. Consistent with the prior year findings, the Corporation continues to not record a liability for withholding taxes of a foreign subsidiary, which resulted in the reversal in 2021 of $2.8 million of tax liabilities previously recorded. The Corporation maintains its previous assertion for all other foreign subsidiaries, and has recorded a liability for withholding taxes that would arise upon distribution of the Corporation's foreign undistributed earnings.

During the fourth quarter of 2020, the Corporation committed to a plan to sell its industrial valve business in Germany. As a result, the tax consequences from those temporary differences resulting from the held for sale designation were no longer considered to be permanently reinvested. However, the Corporation did not record any provision, as it expected under tax law to recover the outside basis difference in a tax-free manner as occurred upon sale of the business in the first quarter of 2022. The global intangible low-taxed income (GILTI)-related impact associated with the sale is immaterial.

Except as noted above, the Corporation remains permanently reinvested to the extent of any outside basis differences in its foreign subsidiaries in excess of the amount of undistributed earnings as it is not practicable to determine the provision impact, if any, due to the complexities associated with this calculation.

Earnings before income taxes for the years ended December 31 consist of:

(In thousands)	2022	2021	2020
Domestic	$239,356	$271,694	$212,613
Foreign[1]	149,839	82,816	50,438
	$389,195	$354,510	$263,051

[1] The Corporation recognized a pre-tax loss of $5 million during the first quarter of 2022 pertaining to the sale of its industrial valve business in Germany, as well as pre-tax impairment losses of $19 million and $33 million in 2021 and 2020, respectively.

The provision for income taxes for the years ended December 31 consists of:

(In thousands)	2022	2021	2020
Current:			
Federal	$ 65,047	$57,910	$36,793
State	12,717	15,477	11,882
Foreign	34,520	22,034	21,841
Total current	112,284	95,421	70,516
Deferred:			
Federal	(11,413)	(7,167)	1,043
State	(4,442)	(477)	(527)
Foreign	(1,582)	(426)	(9,373)
Total deferred	(17,437)	(8,070)	(8,857)
Provision for income taxes	$ 94,847	$87,351	$61,659

The effective tax rate varies from the U.S. federal statutory tax rate for the years ended December 31, principally:

	2022	2021	2020
U.S. federal statutory tax rate	21.0%	21.0%	21.0%
Add (deduct):			
State and local taxes, net of federal benefit	1.7	3.6	3.7
Foreign earnings[1]	0.7	0.2	(0.9)
Foreign loss on sale	0.2	—	—
Foreign asset impairment (held for sale)	—	1.6	1.2
Valuation allowance for foreign assets held for sale	—	0.2	1.3
R&D tax credits	(1.1)	(1.3)	(0.9)
Foreign-derived intangible income	(1.2)	(1.4)	(2.8)
All other, net	3.1	0.7	0.8
Effective tax rate	24.4%	24.6%	23.4%

[1] Foreign earnings primarily include the net impact of differences between local statutory rates and the U.S. Federal statutory rate, the cost of repatriating foreign earnings, and the impact of changes to foreign valuation allowances, excluding items related to foreign assets classified as held for sale.

The components of the Corporation's deferred tax assets and liabilities as of December 31 are as follows:

(In thousands)	2022	2021
Deferred tax assets:		
Operating lease liabilities	$ 34,977	$ 32,868
Capitalized R&D expenses	23,785	—
Inventories, net	21,992	17,237
Net operating loss	9,096	5,384
Environmental reserves	8,677	9,262
Incentive compensation	8,531	6,936
Legal reserves	2,864	6,991
Other	40,965	32,665
Total deferred tax assets	150,887	111,343
Deferred tax liabilities:		
Goodwill amortization	103,174	98,947
Operating lease right-of-use assets, net	32,651	30,911
Other intangible amortization	59,966	59,056
Depreciation	15,433	13,694
Withholding taxes	13,200	12,776
Pension and other postretirement assets	29,053	29,385
Other	7,256	7,149
Total deferred tax liabilities	260,733	251,918
Valuation allowance	5,664	2,625
Net deferred tax liabilities	$115,510	$143,200

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheet as of December 31 as follows:

(In thousands)	2022	2021
Net noncurrent deferred tax assets	$ 7,491	$ 4,149
Net noncurrent deferred tax liabilities	123,001	147,349
Net deferred tax liabilities	$115,510	$143,200

The Corporation has income tax net operating loss carryforwards related to international operations of $21.0 million, of which $19.3 million have an indefinite life and $1.7 million which expire through 2026. The Corporation has federal and state income tax net loss carryforwards of $55.6 million, all of which are net operating losses that expire through 2041. The Corporation has recorded a deferred tax asset of $9.1 million, reflecting the benefit of the loss carryforwards related to international and domestic operations.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. As of December 31, 2022 the Corporation increased its valuation allowance by $2.9 million to $5.7 million, in order to measure only the portion of deferred tax assets that more likely than not will be realized. As of December 31, 2022, $3.4 million of the total valuation allowance relates to foreign tax credits arising from branch operations that the Corporation believes it will be unable to utilize. The Corporation recorded a tax provision of $2.7 million in the current year and $0.7 million in prior year related to the valuation allowance on branch foreign tax credits. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as projections for growth.

As of December 31, 2021, the Corporation recorded a deferred tax asset of $4.4 million on net operating losses of $14.7 million related to the held for sale industrial valve business in Germany. This resulted in a full valuation allowance against the deferred tax asset, as it is more likely than not that the losses will be forfeited as a result of the divestiture. Upon the closure of the sale of the industrial valve business in the first quarter of 2022, the Corporation removed both the deferred tax asset and associated valuation allowance, with no resulting tax impact.

Income tax payments, net of refunds, of $61.1 million, $107.1 million, and $54.0 million were made in 2022, 2021, and 2020, respectively.

The Corporation has recorded a liability in Other liabilities for interest of $3.9 million and penalties of $2.6 million as of December 31, 2022.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In thousands)	2022	2021	2020
Balance as of January 1,	$17,018	$15,585	$12,676
Additions for tax positions of prior periods	3,004	2,877	1,497
Reductions for tax positions of prior periods	(1,732)	(1,861)	(615)
Additions for tax positions related to the current year	1,068	655	2,041
Settlements	(1,987)	(238)	(14)
Balance as of December 31,	$17,371	$17,018	$15,585

In many cases, the Corporation's uncertain tax positions are related to tax years that remain subject to examination by tax authorities.

The following describes the open tax years, by major tax jurisdiction, as of December 31, 2022:

United States (Federal)	2017–present
United States (Various states)	2011–present
United Kingdom	2021–present
Canada	2019–present

The Corporation does not expect any significant changes to the estimated amount of liability associated with its uncertain tax positions through the next twelve months. Included in total unrecognized tax benefits as of December 31, 2022, 2021, and 2020 is $15.1 million, $14.1 million, and $13.0 million, respectively, which if recognized, would favorably impact the effective income tax rate.

14. DEBT

Debt consists of the following as of December 31:

(In thousands)	2022 Carrying Value	2022 Estimated Fair Value	2021 Carrying Value	2021 Estimated Fair Value
Revolving credit agreement, due 2027	$ —	$ —	$ 93,900	$ 93,900
3.70% Senior notes due 2023	202,500	202,082	202,500	208,086
3.85% Senior notes due 2025	90,000	87,298	90,000	95,246
4.24% Senior notes due 2026	200,000	191,760	200,000	218,421
4.05% Senior notes due 2028	67,500	63,300	67,500	73,783
4.11% Senior notes due 2028	90,000	83,955	90,000	98,854
3.10% Senior notes due 2030	150,000	127,429	150,000	154,832
3.20% Senior notes due 2032	150,000	123,656	150,000	154,875
4.49% Senior notes due 2032	200,000	183,007	—	—
4.64% Senior notes due 2034	100,000	90,341	—	—
Total debt	1,250,000	1,152,828	1,043,900	1,097,997
Debt issuance costs, net	(1,631)	(1,631)	(949)	(949)
Unamortized interest rate swap proceeds[1]	6,031	6,031	7,659	7,659
Total debt, net	1,254,400	1,157,228	1,050,610	1,104,707
Less: current portion of long-term debt	202,500	202,082	—	—
Total long-term debt	$1,051,900	$ 955,146	$1,050,610	$1,104,707

[1] Represents the gain from termination of the Corporation's interest rate swap agreements on its 3.85% and 4.24% Senior Notes in February 2016, which will be amortized into interest expense over the remaining terms of the respective notes.

The weighted-average interest rate of the Corporation's Revolving Credit Agreement in 2022 and 2021 was 2.9% and 1.0%, respectively.

The Corporation's total debt outstanding had a weighted-average interest rate of 3.4% in both 2022 and 2021, respectively.

Aggregate maturities of debt are as follows:

(In thousands)	
2023	$ 202,500
2024	—
2025	90,000
2026	200,000
2027	—
Thereafter	757,500
Total	$1,250,000

Interest payments of $42 million, $40 million, and $31 million were made in 2022, 2021, and 2020, respectively.

Revolving Credit Agreement

In May 2022, the Corporation terminated its existing credit agreement, which was set to expire in October 2023, and entered into a new credit agreement ("Credit Agreement") with a syndicate of financial institutions. The Credit Agreement, which is set to expire in May 2027, increases the size of the Corporation's revolving credit facility to $750 million, and expands the accordion feature to $250 million. The Corporation plans to use the Credit Agreement for general corporate purposes, which may include the funding of possible future acquisitions or supporting internal growth initiatives. As of December 31, 2022, the Corporation had $17 million in letters of credit supported by the Credit Agreement and no outstanding borrowings under the Credit Agreement. The unused credit available under the Credit Agreement as of December 31, 2022 was $733 million, which the Corporation had the ability to borrow in full without violating its debt to capitalization covenant.

The Credit Agreement contains covenants that the Corporation considers usual and customary for an agreement of this type for comparable commercial borrowers, including a maximum consolidated debt to capitalization ratio of 60% (65% for four consecutive quarters following an acquisition greater than $100 million). The Credit Agreement has customary events of default, such as non-payment of principal when due; nonpayment of interest, fees, or other amounts; cross-payment default and cross-acceleration.

Borrowings under the credit agreement accrue interest based on (i) the Secured Overnight Financing Rate (SOFR) or (ii) a base rate of the highest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus ½ of 1% and (c) the Adjusted Daily Term SOFR Rate. The interest rate and level of facility fees are dependent on certain financial ratios, as defined in the Credit Agreement. The Credit Agreement also provides customary fees, including administrative agent and commitment fees. In connection with the Credit Agreement, the Corporation paid customary transaction fees that have been deferred and are being amortized over the term of the Credit Agreement.

Senior Notes

On October 27, 2022, the Corporation issued $300 million of Senior Notes (the "2022 Notes"), consisting of $200 million of 4.49% notes that mature on October 27, 2032 and $100 million of 4.64% notes that mature on October 27, 2034. The 2022 Notes are senior unsecured obligations, equal in right of payment to the Corporation's existing senior indebtedness. The Corporation, at its option, can prepay at any time all or any part of the 2022 Notes, subject to a make-whole payment in accordance with the terms of the Note Purchase Agreement. In connection with the issuance of the 2022 Notes, the Corporation paid customary fees that have been deferred and are being amortized over the term of the 2022 Notes. Under the terms of the Note Purchase Agreements, the Corporation is required to maintain certain financial ratios, the most restrictive of which are a debt to capitalization limit of 60% (65% for four consecutive quarters following an acquisition greater than $100 million) and an interest coverage ratio not to be less than 3 to 1. The debt to capitalization ratio (as defined per the Notes Purchase Agreement and Credit Agreement) is calculated using the same formula for all of the Corporation's debt agreements and is a measure of the Corporation's indebtedness to capitalization, where capitalization equals debt plus equity. The 2022 Notes also contain a cross default provision with respect to the Corporation's other senior indebtedness.

On August 13, 2020, the Corporation issued $300 million of Senior Notes (the "2020 Notes"), consisting of $150 million of 3.10% Senior Notes that mature on August 13, 2030 and $150 million of 3.20% Senior Notes that mature on August 13, 2032. The 2020 Notes are senior unsecured obligations, equal in right of payment to the Corporation's existing senior indebtedness. The Corporation, at its option, can prepay at any time all or any part of the 2020 Notes, subject to a make-whole payment in accordance with the terms of the Note Purchase Agreement. In connection with the issuance of the 2020 Notes, the Corporation paid customary fees that have been deferred and are being amortized over the term of the 2020 Notes. Under the terms of the Note Purchase Agreements, as amended, the Corporation is required to maintain certain financial ratios, the most restrictive of which are a debt to capitalization limit of 60% (65% for four consecutive quarters following an acquisition greater than $100 million) and an interest coverage ratio not to be less than 3 to 1. The debt to capitalization ratio (as defined per the Notes Purchase Agreement and Credit Agreement) is calculated using the same formula for all of the Corporation's debt agreements and is a measure of the Corporation's indebtedness to capitalization, where capitalization equals debt plus equity. The 2020 Notes also contain a cross default provision with respect to the Corporation's other senior indebtedness.

On February 26, 2013, the Corporation issued $500 million of Senior Notes (the "2013 Notes"). The 2013 Notes consisted of $225 million of 3.70% Senior Notes that mature on February 26, 2023, $100 million of 3.85% Senior Notes that mature on February 26, 2025, and $75 million of 4.05% Senior Notes that mature on February 26, 2028. $100 million of additional 4.11% Senior Notes were deferred and subsequently issued on September 26, 2013 that mature on September 26, 2028. On October 15, 2018, the Corporation made a discretionary $50 million prepayment on the $500 million 2013 Notes. The 2013 Notes are senior unsecured obligations, equal in right of payment to the Corporation's existing senior indebtedness. The Corporation, at its option, can prepay at any time all or any part of the 2013 Notes, subject to a make-whole payment in accordance with the terms of the Note Purchase Agreement. In connection with the issuance of the 2013 Notes, the Corporation paid customary fees that have been deferred and are being amortized over the term of the 2013 Notes. Under the terms of the Note Purchase Agreement, as amended, the Corporation is required to maintain certain financial ratios, the most restrictive of which are a debt to capitalization limit of 60% (65% for four consecutive quarters following an acquisition greater than $100 million) and an interest coverage ratio of less than 3 to 1. The debt to capitalization ratio (as defined per the Notes Purchase Agreement and Credit Agreement) is calculated using the same formula for all of the Corporation's debt agreements and is a measure of the Corporation's indebtedness to capitalization, where capitalization equals debt plus equity. The 2013 Notes also contain a cross default provision with respect to the Corporation's other senior indebtedness.

On December 8, 2011, the Corporation issued $300 million of Senior Notes (the "2011 Notes"). The 2011 Notes consist of $100 million of 3.84% Senior Notes that matured on December 1, 2021 and $200 million of 4.24% Senior Series Notes that mature on December 1, 2026. The 2011 Notes are senior unsecured obligations, equal in right of payment to our existing senior indebtedness. The Corporation, at its option, can prepay at any time all or any part of our 2011 Notes, subject to a make-whole payment in accordance with the terms of the Note Purchase Agreement. In connection with the 2011 Notes, the Corporation paid customary fees that have been deferred and are being amortized over the term of the 2011 Notes. Under the terms of the Note Purchase Agreement, as amended, the Corporation is required to maintain certain financial ratios, the most restrictive of which is a debt to capitalization limit of 60% (65% for four consecutive quarters following an acquisition greater than $100 million) and an interest coverage ratio of less than 3 to 1. The debt to capitalization ratio (as defined per the Notes Purchase Agreement and Credit Agreement) is calculated using the same formula for all of the Corporation's debt agreements and is a measure of the Corporation's indebtedness to capitalization, where capitalization equals debt plus equity. The 2011 Notes also contain a cross default provision with our other senior indebtedness.

As of December 31, 2022, the Corporation had the ability to borrow additional debt of $1.7 billion without violating our debt to capitalization covenant.

15. EARNINGS PER SHARE

The Corporation is required to report both basic earnings per share (EPS), based on the weighted-average number of common shares outstanding, and diluted earnings per share, based on the basic EPS adjusted for all potentially dilutive shares issuable.

As of December 31, 2022, 2021 and 2020, there were no anti-dilutive equity-based awards excluded from the calculation of diluted earnings per share.

Earnings per share calculations for the years ended December 31, 2022, 2021, and 2020, were as follows:

(In thousands, except per share data)	Net Earnings	Weighted-Average Shares Outstanding	Earnings per Share
2022			
Basic earnings per share	$294,348	38,386	$7.67
Dilutive effect of deferred stock compensation		263	
Diluted earnings per share	$294,348	38,649	$7.62
2021			
Basic earnings per share	$267,159	40,417	$6.61
Dilutive effect of deferred stock compensation		185	
Diluted earnings per share	$267,159	40,602	$6.58
2020			
Basic earnings per share	$201,392	41,738	$4.83
Dilutive effect of stock options and deferred stock compensation		261	
Diluted earnings per share	$201,392	41,999	$4.80

16. SHARE-BASED COMPENSATION PLANS

In May 2014, the Corporation adopted the Curtiss-Wright 2014 Omnibus Incentive Plan (the "2014 Omnibus Plan"). The plan replaced the Corporation's existing 2005 Long Term Incentive Plan and the 2005 Stock Plan for Non-Employee Directors (collectively the "2005 Stock Plans"). Beginning in May 2014, all awards were granted under the 2014 Omnibus Plan. The maximum aggregate number of shares of common stock that may be issued under the 2014 Omnibus Plan are 2,400,000 less one share of common stock for every one share of common stock granted under any prior plan after December 31, 2013 and prior to the effective date of the 2014 Omnibus Plan. In addition, any awards that were previously granted under any prior plan that terminate without issuance of shares shall be eligible for issuance under the 2014 Omnibus Plan. Awards under the 2014 Omnibus Plan may be in the form of stock options, stock appreciation rights, restricted stock units (RSU), other stock-based awards, performance share units (PSU), or cash-based performance units (PU).

During 2022, the Corporation granted share-based awards in the form of RSUs and PSUs. Previous grants under the 2005 Stock Plans included non-qualified stock options. Under our employee benefit program, the Corporation also provides an Employee Stock Purchase Plan (ESPP) to most active employees. Certain awards provide for accelerated vesting if there is a change in control.

The compensation cost for employee and non-employee director share-based compensation programs during 2022, 2021, and 2020 is as follows:

(In thousands)	2022	2021	2020
Employee Stock Purchase Plan	$ 1,764	$ 1,710	$ 1,625
Performance Share Units	5,069	4,850	4,909
Restricted Share Units	6,725	5,661	6,978
Other share-based payments	1,826	1,229	925
Total share-based compensation expense before income taxes	$15,384	$13,450	$14,437

Other share-based grants include service-based restricted stock awards to non-employee directors, who are treated as employees as prescribed by the accounting guidance on share-based payments. The compensation cost recognized follows the cost of the employee, which is primarily reflected as general and administrative expense in the Consolidated Statement of Earnings. No share-based compensation costs were capitalized during 2022, 2021, or 2020.

The following table summarizes the cash received from share-based awards on share-based compensation:

(In thousands)	2022	2021	2020
Cash received from share-based awards	$9,997	$9,705	$11,148

Stock Options

As of December 31, 2022 and 2021, the Corporation did not have any stock options outstanding. The total intrinsic value of stock options exercised during 2020 was $5.2 million.

Performance Share Units

The Corporation has granted performance share units to certain employees, whose three year cliff vesting is contingent upon the Corporation's total shareholder return over the three-year term beginning at the start of the fiscal year following the date of grant. Performance is measured by determining the percentile rank of the total shareholder return of the Corporation's common stock in relation to the total shareholder return of a self-constructed peer group (for awards granted in 2022) or compared to the S&P Midcap 400 Index (for awards granted in 2020 through 2021). The non-vested shares are subject to forfeiture if established performance goals are not met or employment is terminated other than due to death, disability, or retirement. Share plans are denominated in share-based units based on the fair market value of the Corporation's common stock on the date of grant. The performance share unit's compensation cost is amortized to expense on a straight-line basis over the three-year requisite service period.

Restricted Share Units

Restricted share units cliff vest at the end of the awards' vesting period. The restricted share units are service-based and thus compensation cost is amortized to expense on a straight-line basis over the requisite service period, which is typically three years. The non-vested restricted units are subject to forfeiture if employment is terminated other than due to death, disability, or retirement.

A summary of the Corporation's 2022 activity related to performance share units and restricted share units are as follows:

	Performance Share Units (PSUs)		Restricted Share Units (RSUs)	
	Shares/Units (000's)	Weighted-Average Fair Value	Shares/Units (000's)	Weighted-Average Fair Value
Nonvested as of December 31, 2021	113	$128.05	223	$106.34
Granted	22	218.58	49	149.73
Vested	(29)	138.85	(55)	114.31
Forfeited	(1)	136.77	(5)	115.68
Nonvested as of December 31, 2022	105	$143.69	212	$114.15
Expected to vest as of December 31, 2022	105	$143.69	212	$114.15

Nonvested PSUs had an intrinsic value of $17.6 million and unrecognized compensation costs of $5.2 million as of December 31, 2022. Nonvested RSUs had an intrinsic value of $35.4 million and unrecognized compensation costs of $10.5 million as of December 31, 2022. Unrecognized compensation costs related to PSUs and RSUs are expected to be recognized over 1.7 years and 2.2 years, respectively.

Employee Stock Purchase Plan

The Corporation's ESPP enables eligible employees to purchase the Corporation's common stock at a price per share equal to 85% of the fair market value at the end of each offering period. Each offering period of the ESPP lasts six months, commencing on January 1st and July 1st of each year. Compensation cost is recognized on a straight-line basis over the six-month vesting period during which employees perform related services.

17. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Corporation maintains nine separate and distinct pension and other post-retirement defined benefit plans, consisting of three domestic plans and six separate foreign pension plans. The domestic plans include a qualified pension plan, a non-qualified pension plan, and a postretirement health-benefits plan. The foreign plans consist of one defined benefit pension plan each in the United Kingdom, France, Canada, and Switzerland, and two in Mexico.

Domestic Plans

Qualified Pension Plan

The Corporation maintains a defined benefit pension plan (the "CW Pension Plan") covering certain employee populations under six benefit formulas: a non-contributory non-union and union formula for certain Curtiss-Wright (CW) employees, a contributory union and non-union benefit formula for employees at the EMD business unit, and two benefit formulas providing annuity benefits for participants in the former Williams Controls salaried and union plans.

CW non-union employees hired prior to February 1, 2010 receive a final average pay benefit based on years of credited service, using the five highest consecutive years' compensation during the last ten years of service. These employees became participants under the CW Pension Plan after one year of service and were vested after three years of service. CW non-union employees hired on or after the effective date were eligible for a cash balance benefit through December 31, 2013, and were transitioned to the new defined contribution plan, further described below. CW union employees who have negotiated a benefit under the CW Pension Plan are entitled to a benefit based on years of service multiplied by a monthly pension rate.

The formula for EMD employees is based on a career average pay benefit and covers both union and non-union employees and is designed to satisfy the requirements of relevant collective bargaining agreements. Employee contributions are withheld each pay period and are equal to 1.5% of salary. The benefits for the EMD employees are based on years of service and compensation. On December 31, 2012, the Corporation amended the CW Pension Plan to close the benefit to EMD employees hired after January 1, 2014.

Participants of the former Williams Controls Retirement Income Plan for salaried employees are either deferred vested participants or currently receiving benefits, as benefit accruals under the plan were frozen to future accruals effective January 1, 2003. Benefits in the salaried plan are based on average compensation and years of service.

Participants of the former Williams Controls UAW Local 492 Plan for union employees are entitled to a benefit based on years of service multiplied by a monthly pension rate, and may be eligible for supplemental benefits based upon attainment of certain age and service requirements.

Effective January 1, 2014, all active non-union employees participating in the final and career average pay formulas in the defined benefit plan will cease accruals 15 years from the effective date of the amendment. In addition to the sunset provision, cash balance benefit accruals for non-union participants ceased as of January 1, 2014. Non-union employees who were not currently receiving final or career average pay benefits became eligible to participate in a new defined contribution plan which provides both employer match and non-elective contribution components. Subsequent to the original amendment, the Corporation successfully negotiated the sunset provision into the bargaining agreements for all represented employees that received benefits through this plan.

As of December 31, 2022, and 2021, the Corporation had a noncurrent pension asset of $209.9 million and $233.8 million, respectively. The change in balance was primarily due to a lower return on plan assets during 2022.

Nonqualified Pension Plan

The Corporation also maintains a non-qualified restoration plan (the "CW Restoration Plan") covering those employees of CW and EMD whose compensation or benefits exceed the IRS limitation for pension benefits. Benefits under the CW Restoration Plan are not funded, and, as such, the Corporation had an accrued pension liability of $40.4 million and $69.1 million as of December 31, 2022 and 2021, respectively. The Corporation's contributions to the CW Restoration Plan are expected to be $3.2 million in 2023.

Other Post-Employment Benefits (OPEB) Plan

The Corporation provides post-employment benefits consisting of retiree health and life insurance to three distinct groups of employees/retirees: the CW Grandfathered plan, and plans assumed in the acquisitions of EMD and Williams Controls.

The Corporation also provides retiree health and life insurance benefits for substantially all Curtiss-Wright EMD employees. The plan provides basic health and welfare coverage for pre-65 participants based on years of service and are subject to certain caps. Effective January 1, 2011, the Corporation modified the benefit design for post-65 retirees by introducing Retiree Reimbursement Accounts (RRAs) to participants in lieu of the traditional benefit delivery. Participant accounts are funded a set amount annually that can be used to purchase supplemental coverage on the open market, effectively capping the benefit.

The plan also provides retiree health and life insurance benefits for certain retirees of the Williams Controls salaried and union pension plans. Effective August 31, 2013, the Corporation modified the benefit design for post-65 retirees by introducing RRAs to align with the EMD delivery model.

The Corporation had an accrued postretirement benefit liability as of December 31, 2022 and 2021 of $20.0 million and $25.2 million, respectively. The Corporation expects to contribute $1.7 million to the plan during 2023. Activity associated with the postretirement benefit liability for the years ended December 31, 2022 and 2021 was immaterial.

Foreign Plans

As of December 31, 2022 and 2021, the total projected benefit obligation related to all foreign plans was $69.6 million and $107.2 million, respectively. As of December 31, 2022 the Corporation had a net pension asset of $9.8 million. As of December 31, 2021, the Corporation had a net pension asset of $12.9 million. The Corporation's contributions to the foreign plans are expected to be $2.0 million in 2023.

Components of net periodic benefit expense

The net pension and net postretirement benefit costs consisted of the following:

	Pension Benefits		
(In thousands)	2022	2021	2020
Service cost	$ 23,217	$ 26,735	$ 26,013
Interest cost	20,923	17,419	23,847
Expected return on plan assets	(54,855)	(60,286)	(67,217)
Amortization of prior service cost	(318)	(251)	(269)
Recognized net actuarial loss	17,198	28,905	23,062
Cost of settlements/curtailments	4,499	3,310	2,395
Special termination benefits	—	52	—
Net periodic benefit cost	$ 10,664	$ 15,884	$ 7,831

The cost of settlements/curtailments indicated above represents events that are accounted for under guidance on employers' accounting for settlements and curtailments of defined benefit pension plans. In 2022 and 2021, the Company recognized settlement charges related to the retirement of former executives. In 2020, settlement charges were incurred in Mexico and Switzerland. In addition, a curtailment was recognized in Mexico in 2020 as a result of the Corporation's restructuring initiatives.

The following table outlines the Corporation's consolidated disclosure of the pension benefits information described previously. The Corporation had no foreign postretirement plans. All plans were valued using a December 31, 2022 measurement date.

	Pension Benefits	
(In thousands)	2022	2021
Change in benefit obligation:		
Beginning of year	$ 979,070	$1,044,035
Service cost	23,217	26,735
Interest cost	20,923	17,419
Plan participants' contributions	1,229	1,304
Actuarial (gain) loss	(201,592)	(37,825)
Benefits paid	(75,770)	(68,965)
Actual expenses	(1,681)	(1,491)
Acquisitions	496	—
Divestitures	(4,341)	—
Amendments	—	(477)
Special termination benefits	—	52
Currency translation adjustments	(8,117)	(1,717)
End of year	$ 733,434	$ 979,070
Change in plan assets:		
Beginning of year	$1,156,616	$1,050,509
Actual return on plan assets	(182,519)	163,881
Employer contribution	24,865	12,766
Plan participants' contributions	1,229	1,304
Benefits paid	(75,770)	(68,965)
Actual expenses	(1,681)	(1,491)
Currency translation adjustments	(10,038)	(1,388)
End of year	$ 912,702	$1,156,616
Funded status	$ 179,268	$ 177,546
Amounts recognized on the balance sheet		
Noncurrent assets	$ 222,627	$ 256,422
Current liabilities	(3,272)	(6,257)
Noncurrent liabilities[1]	(40,087)	(72,619)
Total	$ 179,268	$ 177,546
Amounts recognized in accumulated other comprehensive income (AOCI)		
Net actuarial loss (gain)	$ 133,813	$ 120,676
Prior service cost	(239)	(544)
Total	$ 133,574	$ 120,132
Information for plans with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$ 64,669	$ 101,667
Accumulated benefit obligation	61,368	95,755
Fair value of plan assets	21,311	22,792

[1] As of December 31, 2021, this caption includes accrued pension and other postretirement benefit costs of $4.4 million, reflected in the "Liabilities held for sale" caption within the Consolidated Balance Sheet.

Plan Assumptions

	Pension Benefits	
	2022	**2021**
Weighted-average assumptions in determination of benefit obligation:		
Discount rate	4.95%	2.72%
Rate of compensation increase	3.34%	3.40%
Health care cost trends:		
Rate assumed for subsequent year	N/A	N/A
Ultimate rate reached in 2032	N/A	N/A
Weighted-average assumptions in determination of net periodic benefit cost:		
Discount rate	2.72%	2.36%
Expected return on plan assets	5.47%	6.18%
Rate of compensation increase	3.40%	3.41%
Health care cost trends:		
Rate assumed for subsequent year	N/A	N/A
Ultimate rate reached in 2032	N/A	N/A

The Corporation applies the spot rate, or full yield curve, approach for developing discount rates. The discount rate for each plan's past service liabilities and service cost is determined by discounting the plan's expected future benefit payments using a yield curve developed from high quality bonds that are rated Aa or better by Moody's as of the measurement date. The yield curve calculation matches the notional cash inflows of the hypothetical bond portfolio with the expected benefit payments to arrive at one effective rate for these components. Interest cost is determined by applying the spot rate from the full yield curve to each anticipated benefit payment, based on the anticipated optional form elections.

The overall expected return on assets assumption is based on a combination of historical performance of the pension fund and expectations of future performance. Expected future performance is determined by weighting the expected returns for each asset class by the plan's asset allocation. The expected returns are based on long-term capital market assumptions utilizing a ten-year time horizon through consultation with investment advisors. While consideration is given to recent performance and historical returns, the assumption represents a long-term prospective return.

Pension Plan Assets

The overall objective for plan assets is to earn a rate of return over time to meet anticipated benefit payments in accordance with plan provisions. The long-term investment objective of the domestic retirement plan is to achieve a total rate of return, net of fees, which exceeds the actuarial overall expected return on asset assumptions used for funding purposes and which provides an appropriate premium over inflation. The intermediate-term objective of the domestic retirement plan, defined as three to five years, is to outperform each of the capital markets in which assets are invested, net of fees. During periods of extreme market volatility, preservation of capital takes a higher precedence than outperforming the capital markets.

The Finance Committee of the Corporation's Board of Directors is responsible for formulating investment policies, developing investment manager guidelines and objectives, and approving and managing qualified advisors and investment managers. The guidelines established define permitted investments within each asset class and apply certain restrictions such as limits on concentrated holdings, and prohibits selling securities short, buying on margin, and the purchase of any securities issued by the Corporation.

The Corporation maintains the funds of the CW Pension Plan under a trust that is diversified across investment classes and among investment managers to achieve an optimal balance between risk and return. In the first quarter of 2022, the Corporation implemented an asset de-risking strategy in recognition of the strong funded status of the plan and a desire to reduce volatility as the plan approaches the cessation of accruals in 2028. As a part of its strategy shift, the Corporation transitioned to an Outsourced Chief Investment Officer ("OCIO") model that introduces asset allocation constraints that increase the fixed income allocation over time and with changes in the funded status. Accordingly, our established target allocations for each of the following asset classes: domestic equity securities, international equity securities, and debt securities have changed. Below are the Corporation's actual and current target allocations for the CW Pension Plan, representing 91% of consolidated assets:

	As of December 31,		Target Exposure	Expected Range
	2022	2021		
Asset class				
Domestic equities	33%	56%	32%	27%-37%
International equities	11%	15%	13%	9%-17%
Total equity	44%	71%	45%	35%-55%
Fixed income	56%	29%	55%	45%-65%

As of December 31, 2022 and 2021, cash funds in the CW Pension Plan represented approximately 4% and 3% of portfolio assets, respectively.

Foreign plan assets represent 9% of consolidated plan assets, with most of the assets supporting the U.K. plan. Generally, the foreign plans follow a similar asset allocation strategy and are more heavily weighted in fixed income resulting in a weighted expected return on assets assumption of 6% for all foreign plans.

The Corporation may from time to time require the reallocation of assets in order to bring the retirement plans into conformity with these ranges. The Corporation may also authorize alterations or deviations from these ranges where appropriate for achieving the objectives of the retirement plans.

Fair Value Measurements

The following table presents consolidated plan assets (in thousands) using the fair value hierarchy as of December 31, 2022.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Cash and cash equivalents	$ 36,788	$ 3,632	$ 33,156	$ —
Equity securities–Mutual funds[1]	771,655	655,995	115,660	—
Bond funds[2]	343,630	229,973	113,657	—
Other[3]	4,543	—	—	4,543
December 31, 2021	$1,156,616	$889,600	$262,473	$4,543
Cash and cash equivalents	$ 33,272	$ 730	$ 32,542	$ —
Equity securities–Mutual funds[1]	388,343	370,028	18,315	—
Bond funds[2]	481,169	373,963	107,206	—
Other[3]	9,918	4,167	—	5,751
December 31, 2022	$ 912,702	$748,888	$158,063	$5,751

[1] This category consists of domestic and international equity securities. It is comprised of U.S. securities benchmarked against the S&P 500 index and Russell Mid Cap and Russell 2000 indices, international mutual funds benchmarked against the MSCI EAFE and EM indices, global equity index mutual funds associated with our U.K. based pension plans, and balanced funds associated with the U.K. and Canadian based pension plans.

[2] This category consists of This category consists of domestic and international bonds. The domestic fixed income securities consist of a portfolio of investment grade corporate debt, below investment-grade issues, fixed income exchange traded funds, and U.S. Treasury securities of intermediate and long-term duration for liability matching fixed income. International bonds consist of bond mutual funds for institutional investors associated with the Switzerland and U.K. based pension plans.

[3] This category consists of a domestic real estate fund and real estate investment trusts in Switzerland.

Valuation

Equity securities and exchange-traded equity and bond mutual funds are valued using a market approach based on the quoted market prices of identical instruments. Pooled institutional funds are valued at their net asset values and are calculated by the sponsor of the fund.

Fixed income securities are primarily valued using a market approach utilizing various underlying pricing sources and methodologies. Real estate investment trusts are priced at net asset value based on valuations of the underlying real estate holdings using inputs such as discounted cash flows, independent appraisals, and market-based comparable data.

Cash balances in the United States are held in a pooled fund and classified as a Level 2 asset. Non-U.S. cash is valued using a market approach based on quoted market prices of identical instruments.

Activity associated with Level 3 assets held during the years ended December 31, 2022 and 2021 was immaterial.

Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from the plans:

(In thousands)	Pension Plans
2023	$ 49,927
2024	52,943
2025	54,251
2026	56,270
2027	55,995
2028–2032	281,544

Defined Contribution Retirement Plans

The Corporation offers all of its full-time domestic employees the opportunity to participate in a defined contribution plan. Effective January 1, 2014, all non-union employees who were not currently receiving final or career average pay benefits became eligible to receive employer contributions in the Corporation's sponsored 401(k) plan. The employer contributions include both employer match and non-elective contribution components, up to a maximum employer contribution of 7% of eligible compensation. During the year ended December 31, 2022, the expense relating to the plan was $20.9 million, consisting of $11.0 million in matching contributions to the plan in 2022, and $9.9 million in non-elective contributions, primarily paid in January 2023. Cumulative contributions of approximately $107 million are expected to be made from 2023 through 2027.

18. SEGMENT INFORMATION

The Corporation's segments are composed of similar product groupings that serve the same or similar end markets. Based on this approach, the Corporation has three reportable segments: Aerospace & Industrial, Defense Electronics, and Naval & Power, as described below in further detail.

The Aerospace & Industrial reportable segment is comprised of businesses that provide a diversified offering of highly engineered products and services supporting critical applications primarily across the commercial aerospace and general industrial markets. The products offered include electronic throttle control devices and transmission shifters, electro-mechanical actuation control components, and surface technology services such as shot peening, laser peening and engineered coatings.

The Defense Electronics reportable segment is comprised of businesses that primarily provide products to the defense markets and to a lesser extent the commercial aerospace market. The products offered include commercial off-the-shelf (COTS) embedded computing board level modules, integrated subsystems, turret aiming and stabilization products, weapons handling systems, avionics and electronics, flight test equipment, and aircraft data management solutions.

The Naval & Power reportable segment is comprised of businesses that provide products to the naval defense market and to a lesser extent the power & process markets. The products offered include main coolant pumps, power-dense compact motors, generators, secondary propulsion systems, pumps, pump seals, valves, control rod drive mechanisms, fastening systems, specialized containment doors, airlock hatches, spent fuel management products, and fluid sealing products.

The Corporation's measure of segment profit or loss is operating income. Interest expense and income taxes are not reported on an operating segment basis as they are not considered in the segments' performance evaluation by the Corporation's chief operating decision-maker, its Chief Executive Officer.

Operating results by reportable segment are as follows:

	Year Ended December 31,		
(In thousands)	2022	2021	2020
Net sales			
Aerospace & Industrial	$ 838,885	$ 789,054	$ 807,144
Defense Electronics	693,709	727,828	610,413
Naval & Power	1,030,918	995,509	977,109
Less: Intersegment Revenues	(6,487)	(6,460)	(3,330)
Total Consolidated	$2,557,025	$2,505,931	$2,391,336
Operating income (expense)			
Aerospace & Industrial	$ 136,996	$ 121,817	$99,714
Defense Electronics	154,568	159,089	118,748
Naval & Power	177,582	141,660	108,151
Corporate and Eliminations[1]	(45,703)	(39,883)	(37,765)
Total Consolidated	$ 423,443	$ 382,683	$ 288,848
Depreciation and amortization expense			
Aerospace & Industrial	$ 34,336	$ 36,999	$ 37,690
Defense Electronics	35,120	38,136	36,188
Naval & Power	39,712	35,937	37,894
Corporate	2,859	3,312	4,131
Total Consolidated	$ 112,027	$ 114,384	$ 115,903
Segment assets			
Aerospace & Industrial	$1,041,562	$991,508	$1,019,203
Defense Electronics	1,546,331	1,536,369	1,542,686
Naval & Power	1,488,867	1,270,099	1,256,416
Corporate	372,842	294,581	175,445
Assets held for sale	—	10,988	27,584
Total Consolidated	$4,449,602	$4,103,545	$4,021,334
Capital expenditures			
Aerospace & Industrial	$18,554	$ 16,799	$ 20,025
Defense Electronics	3,504	3,922	3,317
Naval & Power	13,652	18,106	21,283
Corporate	2,507	2,281	2,874
Total Consolidated	$ 38,217	$ 41,108	$ 47,499

[1] Corporate and Eliminations includes pension expense, environmental remediation and administrative expenses, legal, foreign currency transactional gains and losses, and other expenses.

Reconciliations

	Year Ended December 31,		
(In thousands)	2022	2021	2020
Earnings before taxes:			
Total reportable segment operating income	$469,146	$422,566	$326,613
Corporate and Eliminations	(45,703)	(39,883)	(37,765)
Interest expense	46,980	40,240	35,545
Other income, net	12,732	12,067	9,748
Total consolidated earnings before tax	$389,195	$354,510	$263,051

	As of December 31,		
(In thousands)	2022	2021	2020
Assets:			
Total assets for reportable segments	$4,076,760	$3,797,976	$3,818,305
Assets held for sale	—	10,988	27,584
Non-segment cash	122,198	7,537	49,157
Other assets	250,644	287,044	126,288
Total consolidated assets	$4,449,602	$4,103,545	$4,021,334

Geographic Information

	Year Ended December 31,		
(In thousands)	2022	2021	2020
Revenues			
United States of America	$1,879,001	$1,856,997	$1,758,424
United Kingdom	102,965	93,154	90,628
Other foreign countries	575,059	555,780	542,284
Consolidated total	$2,557,025	$2,505,931	$2,391,336

	As of December 31,		
(In thousands)	2022	2021	2020
Long-Lived Assets–Property, plant, and equipment, net			
United States of America	$ 254,317	$ 261,658	$ 271,299
United Kingdom	27,049	31,594	34,221
Other foreign countries	61,342	66,779	72,680
Consolidated total	$ 342,708	$ 360,031	$ 378,200

19. CONTINGENCIES AND COMMITMENTS

From time to time, the Corporation and its subsidiaries are involved in legal proceedings that are incidental to the operation of our business. Some of these proceedings allege damages relating to asbestos and environmental exposures, intellectual property matters, copyright infringement, personal injury claims, employment and employee benefit matters, government contract issues, commercial or contractual disputes, and acquisitions or divestitures. The Corporation continues to defend vigorously against all claims. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including assessment of the merits of the particular claim, as well as current accruals and insurance coverage, the Corporation does not believe that the disposition of any of these matters, individually or in the aggregate, will have a material adverse effect on its consolidated financial condition, results of operations, and cash flows.

Legal Proceedings

The Corporation has been named in a number of lawsuits that allege injury from exposure to asbestos. To date, the Corporation has not been found liable for or paid any material sum of money in settlement in any asbestos-related case. The Corporation believes its minimal use of asbestos in its past operations and the relatively non-friable condition of asbestos in its products make it unlikely that it will face material liability in any asbestos litigation, whether individually or in the aggregate. The Corporation maintains insurance coverage for these potential liabilities and believes adequate coverage exists to cover any unanticipated asbestos liability. The Corporation is party to a number of other legal actions and claims, none of which individually or in the aggregate, in the opinion of management, are expected to have a material effect on the Corporation's results of operations or financial position.

Letters of Credit and Other Arrangements

The Corporation enters into standby letters of credit agreements and guarantees with financial institutions and customers primarily relating to guarantees of repayment, future performance on certain contracts to provide products and services, and to secure advance payments from certain international customers.

As of December 31, 2022 and 2021, there were $17 million and $21 million of stand-by letters of credit outstanding, respectively, and $3 million and $5 million of bank guarantees outstanding, respectively.

The Corporation, through its Electro-Mechanical Division (EMD) business unit, has three Pennsylvania Department of Environmental Protection (PADEP) radioactive materials licenses that are utilized in the continued operation of the EMD business. In connection with these licenses, the Corporation has known conditional asset retirement obligations related to asset decommissioning activities to be performed in the future, when the Corporation terminates these licenses. For two of the three licenses, the Corporation has recorded an asset retirement obligation of approximately $8 million. For its third license, the Corporation has not recorded an asset retirement obligation as it is not reasonably estimable due to insufficient information about the timing and method of settlement of the obligation. Accordingly, this obligation has not been recorded in the Consolidated Financial Statements. A liability for this obligation will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value. The Corporation is required to provide the Nuclear Regulatory Commission financial assurance demonstrating its ability to cover the cost of decommissioning its Cheswick, Pennsylvania facility upon closure, though the Corporation does not intend to close this facility. The Corporation has provided this financial assurance in the form of a $35 million surety bond.

AP1000 Program

EMD is the reactor coolant pump (RCP) supplier for the Westinghouse Electric Company (WEC) AP1000 nuclear power plants in China and the United States. The terms of the AP1000 U.S. and China contracts include liquidated damage provisions for failure to meet contractual delivery dates if the Corporation caused the delay and the delay was not excusable. While the Corporation did not meet certain contractual delivery dates under its AP1000 U.S. and China contracts, there are significant counterclaims and uncertainties as to which parties are responsible for the delay.

In February 2022, the Corporation and WEC executed a settlement agreement to resolve all open claims and counterclaims under the AP1000 U.S. and China contracts. Under the terms of the settlement agreement, the Corporation paid WEC $15 million in March 2022 and is required to pay WEC a final amount of $10 million in the first quarter of 2023 in exchange for the Corporation's full release from all open claims under such contracts, whether known or unknown. Under the settlement, the parties also negotiated and executed a right of first refusal for all future AP1000 projects. As of December 31, 2021, the Corporation was adequately accrued regarding this matter.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The total cumulative balance of each component of accumulated other comprehensive income (loss), net of tax, is as follows:

(In thousands)	Foreign currency translation adjustments, net	Total pension and postretirement adjustments, net	Accumulated other comprehensive income (loss)
December 31, 2020	$ (88,737)	$(222,119)	$(310,856)
Other comprehensive loss before reclassifications[1]	(10,829)	107,211	96,382
Amounts reclassified from accumulated other comprehensive income[1]	—	24,009	24,009
Net current period other comprehensive income (loss)	(10,829)	131,220	120,391
December 31, 2021	$ (99,566)	$ (90,899)	$(190,465)
Other comprehensive loss before reclassifications[1]	(61,241)	(23,447)	(84,688)
Amounts reclassified from accumulated other comprehensive income[1]	—	16,237	16,237
Net current period other comprehensive loss	(61,241)	(7,210)	(68,451)
December 31, 2022	$(160,807)	$ (98,109)	$(258,916)

[1] All amounts are after tax.

Details of amounts reclassified from accumulated other comprehensive income (loss) are below:

(In thousands)	Amount reclassified from Accumulated other comprehensive income (loss)		Affected line item in the Consolidated Statement of Earnings
	2022	2021	
Defined benefit pension and postretirement plans			
Amortization of prior service costs	$ 345	$ 555	Other income, net
Recognized net actuarial losses	(17,198)	(28,905)	Other income, net
Settlements	(4,499)	(3,310)	Other income, net
	(21,352)	(31,660)	Earnings before income taxes
	5,115	7,651	Provision for income taxes
Total reclassifications	$(16,237)	$(24,009)	Net earnings

Report of the Corporation

The Consolidated Financial Statements appearing in Item 8 of this Annual Report on Form 10-K have been prepared by the Corporation in conformity with accounting principles generally accepted in the United States of America. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in this Annual Report on Form 10-K is consistent with that in the Consolidated Financial Statements.

The Corporation maintains accounting systems, procedures, and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with the appropriate corporate authorization and are properly recorded. The accounting systems and internal accounting controls are augmented by written policies and procedures, organizational structure providing for a division of responsibilities, selection and training of qualified personnel, and an internal audit program. Management of the Corporation has completed an assessment of the Corporation's internal controls over financial reporting and has included "Management's Annual Report on Internal Control Over Financial Reporting" in Item 9A of this Annual Report on Form 10-K.

Deloitte & Touche LLP, our independent registered public accounting firm, performed an integrated audit of the Corporation's Consolidated Financial Statements that also included forming an opinion on the internal controls over financial reporting of the Corporation for the year ended December 31, 2022. An audit includes examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The objective of their audit is the expression of an opinion on the Corporation's Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, in all material respects, and on the internal controls over financial reporting as of December 31, 2022.

The Audit Committee of the Board of Directors, composed entirely of directors who are independent of the Corporation, appoints the independent registered public accounting firm for ratification by stockholders and, among other things, considers the scope of the independent registered public accounting firm's examination, the audit results, and the adequacy of internal accounting controls of the Corporation. The independent registered public accounting firm and the internal auditor have direct access to the Audit Committee, and they meet with the committee from time to time, with and without management present, to discuss accounting, auditing, non-audit consulting services, internal control, and financial reporting matters.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Curtiss-Wright Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Curtiss-Wright Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, cash flows and shareholders' equity, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Goodwill – Certain Reporting Units – Refer to Note 1 and Note 8 to the consolidated financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involved either a quantitative or qualitative assessment to assess if the fair value of the respective reporting unit exceeds its carrying value as of October 31, 2022, or whenever the Company believes an event or other change in reporting unit structure requiring a more frequent assessment has occurred. The goodwill balance was $1.5 billion as of December 31, 2022, of which $0.8 billion was allocated to the two reporting units which were subject to a quantitative assessment to calculate the fair value of a reporting unit.

The Company considered both comparative market multiples as well as estimated discounted cash flows for the reporting units. The significant estimates and assumptions include, but are not limited to, revenue growth rates, operating margins, and future economic and market conditions. The discount rates are based upon the reporting unit's weighted average cost of capital. As a supplement, the Company conducts additional sensitivity analysis to assess the risk for potential impairment based upon changes in the key assumptions such as the discount rate, expected long-term growth rate, and cash flow projections. The fair value of these reporting units exceeded carrying amounts, therefore, no impairment was recognized.

We identified goodwill for the two reporting units as a critical audit matter because of the significant judgments made by management to estimate their fair value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to forecasts of future revenue and operating margin and the selection of discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenue and operating margin (the "forecasts"), and the selection of discount rates for the reporting units included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value, such as controls related to forecasts and management's selection of discount rates.

- We evaluated management's ability to accurately forecast future revenue and operating margin by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts by comparing the forecasts to:

  - Historical operating results of the reporting unit.

  - Internal communications to management and the board of directors.

  - External communications made by management to analysts and investors.

  - Third-party industry reports for similar products.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rates by:

  - Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculations.

  - Developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Deloitte & Touche LLP

Morristown, New Jersey
February 22, 2023

We have served as the Company's auditor since 2003.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Curtiss-Wright Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Curtiss-Wright Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 22, 2023, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Safran Aerosystems Arresting Company, and Keronite Group Limited, which were acquired on June 30, 2022 and November 15, 2022, respectively, and whose financial statements constitute 2% of total net sales and 3% of total assets of the consolidated financial statement amounts (excluding acquired intangible assets and goodwill) as of and for year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at Safran Aerosystems Arresting Company, and Keronite Group Limited.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Morristown, New Jersey
February 22, 2023

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

As of December 31, 2022, the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the Corporation's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on such evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures are effective as of December 31, 2022 insofar as they are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report On Internal Control Over Financial Reporting

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of the future effectiveness of controls currently deemed effective are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022. In making this assessment, the Corporation's management used the criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. However, under guidelines established by the SEC, companies are allowed to exclude acquired businesses from management's report on internal control over financial reporting for the first year subsequent to acquisition. Accordingly, in making its assessment of internal control over financial reporting as of December 31, 2022, management excluded the internal control activities of the Corporation's current period acquisitions: Keronite and arresting systems acquisition. The aforementioned acquisitions constituted approximately 2% of total net sales and 3% of total assets (excluding acquired intangible assets and goodwill) as of and for the year ended December 31, 2022. Based on management's assessment, management believes that as of December 31, 2022, the Corporation's internal control over financial reporting is effective based on the established criteria.

The Corporation's internal controls over financial reporting as of December 31, 2022 have been audited by Deloitte & Touche LLP (PCAOB ID No. 34), an independent registered public accounting firm, and their report thereon is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

The information required by Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the annual meeting of stockholders to be held on May 4, 2023 which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates. Information required by Item 401(b) of Regulation S-K is included in Part I of this report under the caption "Executive Officers" and information required by Item 201(d) of Regulation S-K is included in Part II of this report under the caption "Securities Authorized For Issuance Under Equity Compensation Plans."

PART IV

Item 15. Exhibits, Financial Statement Schedule.

			Page
(a)	Financial Statements and Footnotes		
	1.	The following are documents filed as part of this report in Part II, Item 8:	
		Consolidated Statements of Earnings	42
		Consolidated Statements of Comprehensive Income	43
		Consolidated Balance Sheets	44
		Consolidated Statements of Cash Flows	45
		Consolidated Statements of Stockholders' Equity	46
		Notes to Consolidated Financial Statements	47
	2.	Financial Statement Schedule	
		Schedule II-Valuation and Qualifying Accounts	91

All other financial statement schedules have been omitted because they are either not required, not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

(b) Exhibits

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Incorporated by Reference Filing Date	Filed Herewith
2.1	Agreement and Plan of Merger and Recapitalization, dated as of February 1, 2005, by and between the Registrant and CW Merger Sub, Inc.	8-K	February 3, 2005	
3.1	Amended and Restated Certificate of Incorporation	8-A12B/A	May 24, 2005	
3.2	Amended and Restated By-Laws	8-K	May 18, 2015	
4.1	Form of stock certificate for Common Stock	8-A12B/A	May 24, 2005	
4.2	Description of Registrant's Securities	DEF 14A	May 24, 2005	
10.1	Form of Long Term Incentive Award Agreement, between the Registrant and the executive officers of the Registrant*	10-K	March 7, 2006	
10.2	Revised Standard Employment Severance Agreement with Senior Management of the Registrant*	10-K	February 25, 2021	
10.3	Amended and Restated Retirement Benefits Restoration Plan as amended January 1, 2009.*	10-K	February 25, 2011	
10.4	Instrument of Amendment No. 1 to Amended and Restated Retirement Benefits Restoration Plan as amended January 1, 2009*	10-K	February 24, 2012	
10.5	Instrument of Amendment No. 2 to Amended and Restated Retirement Benefits Restoration Plan as amended January 1, 2009*	10-K	February 19, 2015	
10.6	Instrument of Amendment No. 3 to Amended and Restated Retirement Benefits Restoration Plan as amended January 1, 2009*	10-K	February 19, 2015	
10.7	Instrument of Amendment No. 4 to Amended and Restated Retirement Benefits Restoration Plan as amended January 1, 2009*	10-K	February 25, 2016	

10.8	Curtiss-Wright Corporation Retirement Plan, as Amended and Restated effective January 1, 2019*	10-K	February 24, 2022
10.9	Instrument of Amendment No. 1 to Curtiss-Wright Corporation Retirement Plan, as Amended and Restated effective January 1, 2019*	10-K	February 24, 2022
10.10	Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective as of January 1, 2015*	10-K	February 25, 2016
10.11	Instrument of Amendment No. 1 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 25, 2016
10.12	Instrument of Amendment No. 2 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 21, 2017
10.13	Instrument of Amendment No. 3 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 21, 2017
10.14	Instrument of Amendment No. 4 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 21, 2017
10.15	Instrument of Amendment No. 5 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 22, 2018
10.16	Instrument of Amendment No. 6 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 22, 2018
10.17	Instrument of Amendment No. 7 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 27, 2019
10.18	Instrument of Amendment No. 8 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 27, 2019
10.19	Instrument of Amendment No. 9 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 27, 2019
10.20	Instrument of Amendment No. 10 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-Q	August 1, 2019
10.21	Instrument of Amendment No. 11 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-Q	August 1, 2019

10.22	Instrument of Amendment No. 12 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 27, 2020	
10.23	Instrument of Amendment No. 13 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 25, 2021	
10.24	Instrument of Amendment No. 14 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 24, 2022	
10.25	Instrument of Amendment No. 15 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*	10-K	February 24, 2022	
10.26	Instrument of Amendment No. 16 to the Curtiss-Wright Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2015*			X
10.27	Curtiss-Wright Corporation 2014 Omnibus Incentive Plan*	14A	March 21, 2014	
10.28	Curtiss-Wright Corporation Retirement Savings Restoration Plan*	10-K	February 19, 2015	
10.29	Instrument of Amendment No. 1 to the Curtiss-Wright Corporation Retirement Savings Restoration Plan*	10-K	February 25, 2016	
10.30	Form of indemnification Agreement entered into by the Registrant with each of its directors	10-Q	May 7, 2012	
10.31	Amended and Restated Curtiss-Wright Electro-Mechanical Corporation Savings Plan, dated January 1, 2010*	10-K	February 25, 2011	
10.32	Instrument of Amendment No.1 to the Amended and Restated Curtiss-Wright Electro-Mechanical Corporation Savings Plan, dated January 1, 2010*	10-K	February 24, 2012	
10.33	Instrument of Amendment No. 2 to the Amended and Restated Curtiss-Wright Electro-Mechanical Corporation Savings Plan, dated January 1, 2010*	10-K	February 21, 2013	
10.34	Instrument of Amendment No.3 to the Amended and Restated Curtiss-Wright Electro-Mechanical Corporation Savings Plan, dated January 1, 2010*	10-K	February 21, 2013	
10.35	Instrument of Amendment No.4 to the Amended and Restated Curtiss-Wright Electro-Mechanical Corporation Savings Plan, dated January 1, 2010*	10-K	February 21, 2014	
10.36	Curtiss-Wright Corporation 2005 Stock Plan for Non-Employee Directors*	14A	April 5, 2005	
10.37	Amended and Revised Curtiss-Wright Corporation Executive Deferred Compensation Plan, as amended November 2006*	10-K	February 27, 2007	
10.38	Instrument of Amendment No. 1 to the Amended and Revised Curtiss-Wright Corporation Executive Deferred Compensation Plan, as amended August 29, 2008*	10-K	February 24, 2012	

10.39	Instrument of Amendment No. 2 to the Amended and Revised Curtiss-Wright Corporation Executive Deferred Compensation Plan, as amended August 29, 2008*	10-K	February 19, 2015
10.40	Instrument of Amendment No. 3 to the Amended and Revised Curtiss-Wright Corporation Executive Deferred Compensation Plan, as amended August 29, 2008*	10-K	February 25, 2016
10.41	Standard Change In Control Severance Protection Agreement, dated February 16, 2021, between the Registrant and Key Executives of the Registrant*	10-K	February 25, 2021
10.42	Curtiss-Wright Corporation Employee Stock Purchase Plan, as amended May 10, 2018*	14A	March 23, 2018
10.43	Incentive Compensation Plan, as amended November 15, 2010 *	14A	March 24, 2011
10.44	Restricted Stock Unit Agreement, dated February 6, 2019, by and between the Registrant and Lynn M. Bamford*	10-K	February 24, 2022
10.45	Restricted Stock Unit Agreement, dated February 6, 2019, by and between the Registrant and Kevin M. Rayment*	10-K	February 24, 2022
10.46	Restricted Stock Unit Agreement, dated December 16, 2021, by and between the Registrant and K. Christopher Farkas*	10-K	February 24, 2022
10.47	Restricted Stock Unit Agreement, dated December 16, 2021, by and between the Registrant and Paul J. Ferdenzi*	10-K	February 24, 2022
10.48	Restricted Stock Unit Agreement, dated December 16, 2021, by and between the Registrant and Gary A. Ogilby*	10-K	February 24, 2022
10.49	Restricted Stock Unit Agreement, dated December 16, 2021, by and between the Registrant and Robert F. Freda*	10-K	February 24, 2022
10.50	Trust Agreement, dated January 20, 1998, between the Registrant and PNC Bank, National Association	10-Q	May 13, 1998
10.51	Note Purchase Agreement between the Registrant and certain Institutional Investors, dated December 8, 2011	8-K	December 13, 2011
10.52	Restrictive Legends on Notes subject to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated December 8, 2011	8-K	December 13, 2011
10.53	First Amendment and Waiver to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated October 27, 2022	8-K	December 21, 2022
10.54	Second Amendment to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated December 16, 2022	8-K	December 21, 2022
10.55	Note Purchase Agreement between the Registrant and certain Institutional Investors, dated February 26, 2013	8-K	February 27, 2013
10.56	Restrictive Legends on Notes subject to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated February 26, 2013	8-K	February 27, 2013

10.57	First Amendment and Waiver to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated October 27, 2022	8-K	December 21, 2022	
10.58	Second Amendment to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated December 16, 2022	8-K	December 21, 2022	
10.59	Fourth Amended and Restated Credit Agreement dated as of October May 17, 2022 among the Company and Certain Subsidiaries of the Company as Borrowers; the Lenders party thereto; J.P. Morgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender, and L/C Issuer; J.P. Morgan Chase Bank, N.A., BOFA Securities, Inc., and Wells Fargo Securities, LLC, as Bank of America N.A., as Administrative Agent, Swingline Lender, and L/C Issuer; Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A., and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners; Bank of America , N.A. and Wells Fargo, National Association, as Syndication Agents; and JPMorgan Chase Bank, N.A., and Wells Fargo, N.A., as Syndication Agents; and Citizens Bank, N.A., as Documentation Agents	8-K	May 18, 2022	
10.60	Note Purchase Agreement between the Registrant and certain Institutional Investors, dated August 13, 2020	8-K	August 19, 2020	
10.61	Restrictive Legends on Notes subject to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated August 13, 2020	8-K	August 19, 2020	
10.62	First Amendment to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated December 16, 2022	8-K	December 21, 2022	
10.63	Note Purchase Agreement between the Registrant and certain Institutional Investors, dated October 27, 2022			X
10.64	Restrictive Legends on Notes subject to Note Purchase Agreement between the Registrant and certain Institutional Investors, dated October 27, 2022			X
21.00	Subsidiaries of the Registrant			X
23.00	Consent of Independent Registered Public Accounting Firm			X
31.10	Certification of Lynn M. Bamford, Chair and CEO, Pursuant to Rule 13a–14(a)			X
31.20	Certification of K. Christopher Farkas, Chief Financial Officer, Pursuant to Rule 13a - 14(a)			X
32.00	Certification of Lynn M. Bamford, Chair and CEO, and K. Christopher Farkas, Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350			X

*   Indicates contract or compensatory plan or arrangement

101.INS   XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema Document

101.CAL XBRL Taxonomy Extension Calculation Linkbase
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101.DEF XBRL Taxonomy Extension Definition Linkbase
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101.LAB XBRL Taxonomy Extension Label Linkbase
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101.PRE XBRL Taxonomy Extension Presentation Linkbase
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Item 16. Form 10-K Summary

None.

CURTISS-WRIGHT CORPORATION and SUBSIDIARIES
SCHEDULE II – VALUATION and QUALIFYING ACCOUNTS
for the years ended December 31, 2022, 2021, and 2020

(In thousands)

		Additions			
Description	**Balance at Beginning of Period**	**Charged to Costs and Expenses**	**Charged to Other Accounts**	**Deductions**	**Balance at End of Period**
Deducted from assets to which they apply:					
December 31, 2022					
Tax valuation allowance	2,625	3,920	1[(1)]	882	5,664
Total	$2,625	$3,920	$ 1	$ 882	$5,664
December 31, 2021					
Tax valuation allowance	1,240	1,864	(22)[(1)]	457	2,625
Total	$1,240	$1,864	$(22)	$ 457	$2,625
December 31, 2020					
Tax valuation allowance	3,386	3,439	50[(1)]	5,635[(2)]	1,240
Total	$3,386	$3,439	$ 50	$5,635	$1,240

[(1)] Primarily foreign currency translation adjustments.

[(2)] $3.8 million relates to net operating losses reclassified as held for sale.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURTISS-WRIGHT CORPORATION

(Registrant)

Date: February 22, 2023   By: /s/ Lynn M. Bamford
                                     Lynn M. Bamford
                                     Chair and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: February 22, 2023   By: /s/ K. Christopher Farkas
                                     K. Christopher Farkas
                                     Vice President and Chief Financial Officer

Date: February 22, 2023   By: /s/ Gary A. Ogilby
                                     Gary A. Ogilby
                                     Vice President and Corporate Controller

Date: February 22, 2023   By: /s/ David C. Adams
                                     David C. Adams
                                     Director

Date: February 22, 2023   By: /s/ Dean M. Flatt
                                     Dean M. Flatt
                                     Director

Date: February 22, 2023   By: /s/ S. Marce Fuller
                                     S. Marce Fuller
                                     Director

Date: February 22, 2023   By: /s/ Bruce D. Hoechner
                                     Bruce D. Hoechner
                                     Director

Date: February 22, 2023   By: /s/ Glenda J. Minor
                                     Glenda J. Minor
                                     Director

Date: February 22, 2023   By: /s/ Anthony J. Moraco
                                     Anthony J. Moraco
                                     Director

Date: February 22, 2023   By: /s/ John B. Nathman
                                     John B. Nathman
                                     Director

Date: February 22, 2023   By: /s/ Robert J. Rivet
                                     Robert J. Rivet
                                     Director

Date: February 22, 2023   By: /s/ Peter C. Wallace
                                     Peter C. Wallace
                                     Director

2022 Reconciliations
Year ended December 31
(Dollars in millions, except percentages; unaudited)

	2022 Reported (GAAP)	2022 Adjustments[1] (Non-GAAP)	2022 Adjusted (Non-GAAP)
Sales			
Aerospace & Industrial	$ 836.0	$ —	$ 836.0
Defense Electronics	690.3	—	690.3
Naval & Power	1,030.7	—	1,030.7
Total sales	**$ 2,557.0**	**$ —**	**$ 2,557.0**
Operating income (expense)			
Aerospace & Industrial	$ 137.0	$ 0.7	$ 137.7
Defense Electronics	154.6	—	154.6
Naval & Power	177.6	14.1	191.6
Total segments	**$ 469.1**	**$ 14.8**	**$ 483.9**
Corporate and other	(45.7)	4.9	(40.8)
Total operating income	**$ 423.4**	**$ 19.6**	**$ 443.1**
Interest expense	(47.0)	—	(47.0)
Other income, net	12.7	4.5	17.2
Earnings before income taxes	**$ 389.2**	**$ 24.1**	**$ 413.3**
Provision for income taxes	(94.8)	(4.3)	(99.1)
Net earnings	**$ 294.3**	**$ 19.8**	**$ 314.2**
Diluted earnings per share	**$ 7.62**	**$ 0.51**	**$ 8.13**
Diluted shares outstanding	**38.6**	**—**	**38.6**
Effective tax rate	**24.4%**	-0.4%	**24.0%**
Operating Margins			
Aerospace & Industrial	16.4%	+ 10 bps	16.5%
Defense Electronics	22.4%	—	22.4%
Naval & Power	17.2%	+ 140 bps	18.6%
Segment Operating Margin	**18.3%**	**+ 60 bps**	**18.9%**
Total Operating Margins	**16.6%**	**+ 70 bps**	**17.3%**

Note: Amounts may not add to the total due to rounding.

[1] 2022 Adjustments include the impact of first year purchase accounting adjustments, the results of operations from our German valves business, including a loss on sale, costs associated with shareholder activism, and pension settlement charges related to the retirement of two former executives.

2022 Reconciliations
Year ended December 31
(Dollars in millions, except percentages; unaudited)

	2022 Reported	2022 Adjustments	2022 Adjusted
Net cash provided by operating activities	$ 294.8	$ 39.0	$ 333.8
Capital expenditures	$ (38.2)	$ —	$ (38.2)
Free cash flow[1]	$ 256.6	$ 39.0	$ 295.6
Free cash flow conversion[2]	87%	—	94%

[1] Adjusted free cash flow (FCF) is defined as cash flow from operating activities less capital expenditures, and excludes (i) payments associated with the Westinghouse legal settlement and (ii) executive pension payments.

[2] Adjusted free cash flow conversion is defined as adjusted free cash flow divided by adjusted net earnings.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

130 Harbour Place Drive, Suite 300
Davidson, NC 28036
www.curtisswright.com
Tel: (704) 869-4600

ANNUAL MEETING

The 2023 annual meeting of stockholders will be held on Thursday, May 4, 2023, at the Homewood Suites by Hilton, 125 Harbour Place Drive, Davidson, NC, 28036, commencing at 1:00 p.m. local time.

STOCK EXCHANGE LISTING

The Corporation's common stock is listed and traded on the New York Stock Exchange (NYSE) under the symbol CW.

COMMON SHAREHOLDERS

As of December 31, 2022, the approximate number of registered holders of record of common stock, par value of $1.00 per share of the Corporation, was approximately 2,650.

FORWARD-LOOKING STATEMENTS

This brochure contains not only historical information, but also forward-looking statements regarding expectations of future performance of the Corporation. Forward-looking statements involve risk and uncertainty. Please refer to the Corporation's 2022 Annual Report on Form 10-K for a discussion relating to forward-looking statements contained in this brochure and risk factors that could cause future results to differ from current expectations.

STOCK TRANSFER AGENT AND REGISTRAR

For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to: Broadridge Corporate Issuer Solutions, Inc., P.O. Box 1342, Brentwood, NY 11717 or overnight to 1155 Long Island Avenue, Brentwood, NY 11717. Please include your name, address and telephone number with all correspondence. Telephone inquiries may be made toll-free to (855) 449-0995, or to (720) 864-4772 internationally. Internet inquiries should be directed to http://shareholder.broadridge.com/curtisswright and by email to shareholder@broadridge.com. Hearing-impaired shareholders are invited to log on to the website and select the Live Chat option.

DIRECT STOCK PURCHASE PLAN/DIVIDEND REINVESTMENT PLAN

A plan is available to purchase or sell shares of Curtiss-Wright common stock. The plan provides a low-cost alternative to the traditional methods of buying, holding and selling stock. The plan also provides for the automatic reinvestment of Curtiss-Wright dividends. For more information, contact our transfer agent, Broadridge Corporate Issuer Solutions, Inc., P.O. Box 1342, Brentwood, NY 11717, toll-free at (855) 449-0995.

INVESTOR INFORMATION

Investors, stockbrokers, security analysts and others seeking information about Curtiss-Wright Corporation should contact James M. Ryan, Vice President, Investor Relations, at (704) 869-4600 or investor@curtisswright.com.

SHAREHOLDER COMMUNICATIONS

Any stockholder wishing to communicate directly with our Board of Directors should write to S. Marce Fuller, c/o Curtiss-Wright Corporation, 130 Harbour Place Drive, Suite 300, Davidson, NC 28036.

FINANCIAL REPORTS

This brochure includes some of the periodic financial information required to be on file with the Securities and Exchange Commission. The Corporation also files an Annual Report on Form 10-K, a copy of which may be obtained free of charge from the Corporation, or may be downloaded from the SEC's or the Corporation's websites. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be obtained by written request to James M. Ryan, Vice President, Investor Relations, at the Corporate Headquarters or through the Investor Relations section of the Corporation's website: www.curtisswright.com.

FINANCIAL RECONCILIATIONS

The Corporation supplements its financial information determined under U.S. generally accepted accounting principles (GAAP) with certain non-GAAP financial information contained within this document. Curtiss-Wright believes that these Adjusted (non-GAAP) measures provide investors with improved transparency in order to better measure Curtiss-Wright's ongoing operating and financial performance and better comparisons of our key financial metrics to our peers. These non-GAAP measures should not be considered in isolation or as a substitute for the related GAAP measures, and other companies may define such measures differently. Curtiss-Wright encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Reconciliations of "As Reported" GAAP amounts to "Adjusted" non-GAAP amounts are furnished on the Company's website and in the Company's earnings releases.



CURTISS-WRIGHT

Curtiss-Wright Corporation
130 Harbour Place Drive, Suite 300
Davidson, NC 28036

CURTISSWRIGHT.COM

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